

**BlueLinx Holdings Inc.
2022 Annual Report**

BLUELINX
DELIVERING WHAT MATTERS™

April 19, 2023

Dear Stockholders,

Building upon our previous transformational efforts, BlueLinx continued to execute our well-defined, multi-year value creation strategy in 2022, culminating in one of the strongest annual performances in our history.

Listening to our customers, we sharpened our focus on higher-value specialty products and value-added services. We also leveraged our scale to expand our supplier relationships to grow our business and deepen our relationships with existing customers. In addition, we maintained our disciplined approach to capital allocation to drive sustained returns for our stockholders.

We remain firmly committed to focusing on specialty products, driving operational, pricing and procurement excellence, allocating resources smartly to generate profitable growth, deploying capital as appropriate, and building an exceptional team focused on high performance. This strategy should enable us to grow our business in the fragmented building products distribution market in the years to come.

Although 2022 was a good year for BlueLinx, interest rate increases and resulting declines in housing starts will make 2023 a challenging year. But our team is up for the challenge and remains energized and laser-focused on becoming the preeminent two-step building products distributor in North America.

**2022: YEAR IN REVIEW**

In 2022, we worked tirelessly to capitalize on favorable market conditions to generate strong returns, while driving continuous improvement across the organization. For the full-year fiscal 2022, we delivered record adjusted EBITDA, net sales of $4.5 billion and net income of $296 million, or $31.51 diluted earnings per share. We ended the year with a fortified balance sheet and approximately $300 million of cash on hand.

We also delivered strong margin performance in both specialty and structural products by remaining disciplined with our pricing strategy. We continued to employ a rigorous approach to managing our inventory, which allowed us to generate strong returns on working capital.

We invested $170 million in organic and inorganic initiatives, which included the acquisition of Vandermeer Forest Products for $67 million, $35 million of fleet upgrades and distribution branch improvements, and the acquisition of approximately 9% of our outstanding shares through our previously announced $100 million share repurchase program, under which we still have capacity to repurchase shares. These actions demonstrate our steadfast commitment to delivering shareholder value.

Our acquisition of Vandermeer Forest Products, a premier wholesale distributor of building products in the Pacific Northwest, was funded with cash on-hand. This acquisition is well-aligned to our specialty product growth strategy and offers us a meaningful growth platform to expand our existing product lines into the region. With the addition of Vandermeer Forest Products, we now have a footprint that serves all 50 states, including direct access to Seattle and Portland, two of the fastest growing metro areas in the United States.

In summary, we were deliberate in our approach to strengthen our balance sheet, while pursuing opportunistic investments in organic growth, an accretive acquisition, and repurchases of our equity. Entering a more challenging period in the housing cycle, we expect our strong liquidity to allow us to continue to move forward with strategic investments that should position us to grow our business and produce strong returns for our investors for the long term.

In closing, I am grateful for the contributions of our more than 2,000 team members in addition to the ongoing support of our customers, suppliers and stockholders. We thank you for your partnership and look forward to Delivering What Matters in the years ahead.

Shyam Reddy
President and CEO
BlueLinx Holdings Inc.

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-32383

 # BlueLinx Holdings Inc.

(Exact name of registrant as specified in its charter)

| Delaware | 77-0627356 |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**1950 Spectrum Circle, Suite 300**

| **Marietta  GA** | **30067** |
|---|---|
| *(Address of principal executive offices)* | *(Zip Code)* |

Registrant's telephone number, including area code: 770-953-7000

Securities registered pursuant to Section 12(b) of the Act

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, par value $0.01 per share | BXC | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐     Accelerated filer  ☑     Non-accelerated filer  ☐     Smaller reporting company  ☐
Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐     No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of July 2, 2022, was $663,925,209, based on the closing price on the New York Stock Exchange of $69.29 per share on July 1, 2022.

As of February 17, 2023, the registrant had 9,058,661 shares of common stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference to the registrant's definitive Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days of the close of the fiscal year ended December 31, 2022.

**BLUELINX HOLDINGS INC.**
**ANNUAL REPORT ON FORM 10-K**
**For the fiscal year ended December 31, 2022**

**TABLE OF CONTENTS**

*As used herein, unless the context otherwise requires, "BlueLinx," the "Company," "we," "us," and "our" refer to BlueLinx Holdings Inc. and its wholly-owned subsidiaries. Reference to "fiscal 2022" refers to the 52-week period ending December 31, 2022. Reference to "fiscal 2021" refers to the 52-week period ended January 1, 2022. Reference to "fiscal 2020" refers to the 53-week period ended January 2, 2021.*

## CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements. Forward-looking statements include, without limitation, any statements that predict, forecast, indicate or imply future results, performance, liquidity levels or achievements, and may contain the words "believe," "anticipate," "could," "expect," "estimate," "intend," "may," "project," "plan," "should," "will," "will be," "will likely continue," "will likely result" "would," or words or phrases of similar meaning. Forward-looking statements are based on estimates and assumptions made by our management that, although believed by us to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties that may cause our business, strategy, or actual results to differ materially from the forward-looking statements. These risks and uncertainties include those discussed under the heading "Risk Factors" in Part I, Item 1A, those discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7, and those discussed elsewhere in this report and in future reports that we file with the Securities and Exchange Commission. We operate in a changing environment in which new risks can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or a combination of factors, may cause our business, strategy, or actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. All forward-looking statements are made only as of the date hereof, and we expressly disclaim any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

## ITEM 1. *BUSINESS*

### General

BlueLinx is a leading wholesale distributor of residential and commercial building products in the United States. We are a "two-step" distributor. Two-step distributors purchase products from manufacturers and distribute those products to dealers and other suppliers in local markets, who then sell those products to end users. We carry a broad portfolio of both branded and private-label stock keeping units ("SKUs") across two principal product categories: specialty products and structural products. Specialty products include items such as engineered wood, siding, millwork, outdoor living, specialty lumber and panels, and industrial products. Structural products include items such as lumber, plywood, oriented strand board, rebar, and remesh. We also provide a wide range of value-added services and solutions aimed at relieving distribution and logistics challenges for our customers and suppliers, while enhancing their marketing and inventory management capabilities.

We have a strong market position and a broad geographic coverage footprint servicing all 50 states, where we maintain locations that serve 75 percent of the highest growth metropolitan statistical areas as it relates to forecasted housing starts and repair and remodel spend. With the strength of a locally focused sales force, we distribute a comprehensive range of products from over 750 suppliers. Our suppliers include some of the leading manufacturers in the industry, such as Allura, Arauco, Fiberon, Georgia-Pacific, Huber Engineered Woods, James Hardie, Louisiana-Pacific, Oldcastle APG, Ply Gem, Roseburg, Royal and Weyerhaeuser. We supply products to a broad base of customers including national home centers, pro dealers, cooperatives, specialty distributors, regional and local dealers and industrial manufacturers. Many of our customers serve residential and commercial builders, contractors and remodelers in their respective geographic areas and local markets.

As a value-added partner in a complex and demanding building products supply chain, we play a critical role in enabling our customers to offer a broad range of products and brands, as most of our customers do not have the capability to purchase and warehouse products directly from manufacturers for such a large set of SKUs. The depth of our geographic footprint supports meaningful customer proximity across all the markets in which we operate, enabling faster and more efficient service. Similarly, we provide value to our supplier partners by enabling access to the large and fragmented network of lumber yards and dealers these suppliers could not adequately serve directly. Our position in this distribution model for building products provides easy access to the marketplace for our suppliers and a value proposition of rapid delivery on an as-needed basis to our customers from our network of warehouse facilities.

On October 3, 2022, we completed the acquisition of Vandermeer Forest Products, Inc. ("Vandermeer"). Vandermeer is a premier wholesale distributor of building products. Vandermeer was founded in 1972 and serves more than 250 customers across the Pacific Northwest, Alaska, Hawaii, British Columbia and Alberta from distribution facilities in Kent, Spokane, and Marysville, Washington. The acquisition of Vandermeer added three distribution facilities in the State of Washington and provides direct access to Seattle and Portland, two of the top 15 highest growth repair and remodel and new construction markets in the United States. Additionally, following the acquisition, we now have coast-to-coast reach and serve all 50 states. Vandermeer's product offering and sales mix are similar to ours, with specialty products contributing to the majority of its revenue and gross profit. We believe this acquisition aligns to our specialty products strategy, establishes a meaningful growth platform in the Pacific Northwest, increases our market penetration in key specialty product categories, such as siding and engineered wood, and strengthens strategic supplier relationships.

### Our Strategy

We remain committed to driving a culture of profitable growth within new and existing product lines and geographies, while positioning the Company for long-term value creation. The following strategic initiatives represent key areas of our management team's focus:

1. **Foster a performance-driven culture committed to profitable growth.** This includes enhancing the customer experience; accelerating organic growth within specific product and solutions offerings where the Company is uniquely advantaged; and deploying capital to drive sustained margin expansion, grow cash flow and maintain continued profitable growth.

2. **Migrate sales mix toward higher-margin specialty product categories.** The Company is pursuing a revenue mix increasingly weighted toward higher-margin, specialty product categories such as engineered wood, siding, millwork, outdoor living, specialty lumber and panels, and industrial products. Additionally, the Company is expanding its value-added service offerings designed to simplify complex customer sourcing requirements, together with marketing, inventory and pricing services afforded by the Company's national platform.

3. **Maintain a disciplined capital structure and pursue high-return investments that increase the value of the Company.** The Company is maintaining a disciplined capital structure while at the same time investing in its business to modernize its distribution facilities, as well as its tractor and trailer fleet, and to improve operational performance. The Company also continues to evaluate potential acquisition targets that complement its existing capabilities, grow its specialty products business, increase customer exposure, expand its geographic reach, or a combination thereof. During the 2022 fiscal year, we allocated $169.3 million of capital towards the following transactions, all of which were funded with cash on hand:

- We completed the acquisition of Vandermeer for a total of $67.0 million, which aligns to our specialty products strategy, establishes a meaningful growth platform in the Pacific Northwest, increases market penetration in key specialty product categories, and strengthens strategic supplier relationships. The purchase price of $67.0 million includes $63.4 million for the business and $3.6 million for a distribution facility and real estate located in Spokane, Washington, which was acquired in this transaction. This transaction is discussed in more detail in Note 2, *Business Combination*.

- We invested $35.9 million in capital for our business to improve operational performance and productivity.

- We repurchased 882,346 shares of our common stock for $66.4 million under our share repurchase program at an average price of $75.28 per share. Of the 882,346 shares we repurchased, 801,015 shares were repurchased through an accelerated share repurchase program.

As a component of our decision to terminate the BlueLinx Corporation Hourly Retirement Plan ("the Plan"), we also contributed $11.1 million to the Plan. In exchange for our contributions, we reacquired two real estate properties that were previously contributed to the Plan. This transaction is discussed in more detail in Note 11, *Employee Benefits*.

## Products and Services

We distribute products in two principal categories: specialty products and structural products. Specialty products, which represented approximately 65 percent, 59 percent, and 60 percent of our fiscal 2022, fiscal 2021, and fiscal 2020 net sales, respectively, include primarily engineered wood, siding, millwork, outdoor living, specialty lumber and panels, and industrial products. In some cases, these products are branded by us. Structural products, which represented approximately 35 percent, 41 percent, and 40 percent of our fiscal 2022, fiscal 2021, and  fiscal 2020 net sales, respectively, include lumber, plywood, oriented strand board, rebar, and remesh and other wood products primarily used for structural support in construction projects. Our structural products are commodity products.

We also provide a wide range of value-added services and solutions to our customers and suppliers including:

- providing "less-than-truckload" delivery services;
- pre-negotiated program pricing plans;
- inventory stocking;
- automated order processing through an electronic data interchange, or "EDI," that provides a direct link between us and our customers;
- intermodal distribution services, including railcar unloading and cargo reloading onto customers' trucks;
- milling and fabrication services; and
- backhaul services, when otherwise empty trucks are returning from customer deliveries.

## Distribution Channels

We sell products through three main distribution channels, consisting of warehouse sales, reload sales, and direct sales. Warehouse sales, which generate the majority of our sales, are delivered from our warehouses to our customers. Reload sales are similar to warehouse sales but are shipped from non-warehouse locations, most of which are operated by third-parties, where we store owned products to enhance operating efficiencies. This channel is employed primarily to service strategic customers that would be less economical to service from our warehouses, and to distribute large volumes of imported products from port facilities. Together, warehouse and reload sales accounted for approximately 82 percent, 81 percent, and 83 percent of our fiscal 2022, fiscal 2021 and fiscal 2020 gross sales, respectively.

Direct sales are shipped from the manufacturer to the customer without our taking physical possession of the inventory and, as a result, typically generate lower margins than our warehouse and reload distribution channels. This distribution channel, however, requires the lowest amount of committed capital and fixed costs. Direct sales accounted for approximately 18 percent, 19 percent, and 17 percent of our fiscal 2022, fiscal 2021, and fiscal 2020 gross sales, respectively.

## Human Capital

### *Our Commitment to Diversity, Equity, and Inclusion*

We are committed to diversifying our workforce to ensure that our associates feel like they matter. We realize the value that diversity, equity and inclusion bring to our business. As of December 31, 2022, employees that identify as female represented 15 percent of our associate population, 14 percent of our executive leadership team, and 25 percent of our Board of Directors. Additionally, employees that identify as racially or ethnically diverse represented 28 percent of our associate population, 43 percent of our executive leadership team, and 13 percent of our Board of Directors. We are committed to managing the business in a manner that fosters diversity, equity, and inclusion.

We also use our compensation review process, our compensation framework, and third-party compensation data in an effort to compensate associates in the same job, level and location fairly regardless of gender, race and ethnicity. If we identify discrepancies between actual compensation and our policies, we take action to make pay adjustments to close identified gaps. In addition, during fiscal 2022, we activated seven employee resource groups that facilitate social, development, and community interaction in our workforce to foster a more inclusive culture.

### *Our Associates*

Our associates are the foundation of our business. BlueLinx has a high-performance culture where associates are expected to live by our core values of teamwork, continuous improvement and integrity each and every day. As of December 31, 2022, we employed approximately 2,100 associates and less than one percent of our associates are employed on a part-time basis. Approximately 16 percent of our associates are represented by various local labor unions with terms and conditions of employment governed by Collective Bargaining Agreements ("CBAs"). Five CBAs covering approximately five percent of our associates are up for renewal in fiscal 2023, which we expect to renegotiate by the end of fiscal 2023.

We strongly believe that our corporate culture depends on our associates' engagement and understanding of their contribution to the achievement of our strategic imperatives, vision, and mission. We also seek to connect our leaders across regions and provide them with opportunities to enable collaboration and to connect with the larger organization. In addition to prioritizing regular communications, we are conducting quarterly employee surveys to monitor our culture and employee engagement, while seeking feedback on what is going well and where we can focus our efforts to do more. Our more extensive annual Company survey had participation from approximately 76 percent of our associates in fiscal 2022, representing a wide cross section of our associate population.

Our CEO, along with other executives, conducts periodic leadership town halls where associates are invited to engage with senior leadership and also engages directly with associates through facility visits.

During fiscal 2022, we continued to invest in our people, and in programs and systems designed to meet the increased demand for talent in a dynamic marketplace. For instance, we are increasing our investments in our benefits programs, which included new and improved medical plans with lower deductibles, out of pocket maximums, free and unlimited virtual mental health counseling, enhanced life insurance benefits, and improved short-term disability benefits starting in 2023. We also continued our periodic talent reviews to further our succession planning and launched new career development programs.

As a part of our investment in the Company's associates and for the second year in a row, in December 2022 and in recognition of our performance and the contribution of our associates, we announced that all eligible hourly and salaried employees would receive a discretionary year-end bonus consisting of time-based restricted stock units with a one-year vesting period.

### *Safety*

We are committed to providing a safe and healthy working environment for our associates. In addition to implementing COVID-19 protocols during the pandemic, we have established uniform safety and compliance procedures for our operations and implemented measures designed to prevent workplace injuries. Our proactive safety programs focus on job hazard identification and prevention, coupled with extensive on-going job-specific training. For example, material handlers and Department of Transportation ("DOT")-registered drivers follow a monthly individualized training curriculum, including knowledge testing, for injury and accident prevention. In addition, depending on the nature and requirements of their role, new hires and contract employees undergo safety training along with specific hands-on training during their initial onboarding. We also administer post injury/accident corrective action supplemental training as needed and dictated by our root cause investigations. Accidents and injuries are investigated with corrective actions implemented locally and communicated to key operations personnel across the enterprise to help prevent future occurrences. During fiscal 2022, in order to enhance the safety of our fleet, we made a significant investment in curtainside trailers that cover and enclose the materials during transit. Our newest tractors are equipped with collision avoidance systems, dashboard cameras, speed monitoring, blind spot detection and lane departure warning technology, and disc-type brakes to improve stopping distance and driver control. We plan to continue to make significant investments in upgrading our fleet into fiscal 2023 and beyond.

**Seasonality**

We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors common in the building products distribution industry, such as weather conditions and other seasonal factors. The first and fourth quarters are typically our lower volume quarters due to the impact of unfavorable weather on the residential repair and remodel and residential new home construction markets. Our second and third quarters are typically our higher volume quarters, reflecting an increase in repair and remodel and residential new home construction, due to more favorable weather conditions.

During the novel coronavirus ("COVID-19") pandemic, our typical patterns of seasonality changed, largely due to increased demand for our products. Milder weather in the latter part of 2021 also contributed to our traditional summer patterns continuing into the fourth quarter. We experienced a change in our typical seasonality trends during the first half of 2022 due to certain lagging effects of COVID-19, including supply constraints and reduced manufacturing output, which impacted normal supply and demand for our products. While there is uncertainty surrounding certain macro-economic environment developments that may impact our seasonality trends, we expect to return to more normalized seasonality trends in the near term given recent easing supply constraints and increased manufacturing output.

**Climate Change**

Climate change presents potential risks and uncertainties for us. Weather-related events, such as hurricanes, tornadoes or extreme temperature changes, can impact our operations and result in lost production, supply chain disruptions and increased material costs. Some of our distribution centers are located in areas at greater risk of tornadoes, hurricanes, and floods. In addition, the availability and price of the products we buy and sell may fluctuate during prolonged periods of heavy rain or drought, fires or other unpredictable weather events. While unpredictable weather and other changes in climate can have a negative impact on our business, changes in climate also could result in more accommodating weather patterns for longer periods of time in certain areas. Extended periods of favorable weather can result in an increase in construction, and a corresponding increase in the demand for our products. In addition, our operations could in the future be subject to regulations related to climate change. To the extent that climate-related risks materialize, and if we are unprepared for them, we may incur unexpected costs, which could have a material effect on our financial results of operations. See Item 1A, *Risk Factor*s for further discussion of the risks posed by climate change.

**Sustainability**

In addition to participating in the Forestry Stewardship Council, an organization promoting environmentally appropriate, socially beneficial, and economically viable management of the world's forests, we plan to invest in electric forklifts during fiscal 2023 to use in certain locations and expect to purchase more in the future. We continue to make progress on utilizing more fuel-efficient tractors in our fleet. We are also replacing our warehouse lighting systems with more environmentally friendly lighting solutions and reducing our landfill waste by prioritizing recycling options, where available.

**Competition**

The U.S. building products distribution market is a highly fragmented market, served by national and multi-regional distributors, regionally focused distributors, and independent local distributors. Local and regional distributors tend to be closely held and often specialize in a limited number of product segments, in which they may offer a broader selection of products. Some of our national and multi-regional competitors are part of larger companies and, therefore, may have access to greater financial and other resources than those to which we have access. We compete on the basis of breadth of product offering, consistent availability of product, product price and quality, reputation, service, and distribution facility location. Three of our largest competitors are Boise Cascade Company, Weyerhaeuser Company, and Specialty Building Products. Most major markets in which we operate are served by the distribution arm of at least one of these companies.

**Governmental Regulations**

The Company is subject to various federal, state, provincial, and local laws, rules, and regulations. We are subject to the requirements of the U.S. Department of Labor Occupational Safety and Health Administration ("OSHA"). In order to maintain compliance with applicable OSHA requirements, we have established uniform safety and compliance procedures for our operations, and implemented measures designed to prevent workplace injuries. Our safety programs focus on job hazard identification and prevention, coupled with extensive on-going job-specific training. For example, material handlers and DOT-registered drivers follow a monthly individualized training curriculum, with knowledge testing, for injury and accident prevention. In addition, new hires and contract employees undergo safety training during their initial onboarding. We also administer post injury/accident corrective action supplemental training as needed and dictated by our investigations. Accidents and injuries are investigated with corrective actions implemented locally and communicated to key operations personnel across the enterprise to help prevent future occurrences. As discussed above, in order to enhance the safety and capabilities of our fleet, we made significant investments in upgrading our fleet in fiscal 2022.

The U.S. Department of Transportation ("DOT") regulates our operations in domestic interstate commerce. We are subject to safety requirements governing interstate operations prescribed by the DOT. We are also subject to the oversight of the Federal Motor Carrier Safety Administration ("FMCSA"). Additionally, among other things, vehicle dimensions and driver hours of service are subject to both federal and state regulation. Through a partnership with their local DOT enforcement agencies, our branches continue to host DOT troopers to conduct training walk-around inspections of our equipment to supplement our internal driver training efforts. The Troopers cover all dimensions DOT compliance with specific focus on vehicle maintenance and load securement safety requirements.

We also are subject to environmental laws, rules, and regulations that limit discharges into the environment, establish standards for the handling, generation, emission, release, discharge, treatment, storage, and disposal of hazardous materials, substances, and wastes, and require cleanup of contaminated soil and groundwater. These laws, ordinances, and regulations are complex, change frequently, and have tended to become more stringent over time. Many of them provide for substantial fines and penalties, orders (including orders to cease operations), and criminal sanctions for violations. They may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances. In addition, certain of our operations require us to obtain, maintain compliance with, and periodically renew, environmental permits. We are proactively replacing our diesel underground storage tanks based on their age to prevent fuel releases to the environment.

Certain of these environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), may require the investigation and cleanup of an entity's or its predecessor's current or former properties, even if the associated contamination was caused by the operations of a third party. These laws also may require the investigation and cleanup of third-party sites at which an entity or its predecessor sent hazardous wastes for disposal, notwithstanding that the original disposal activity accorded with applicable requirements. Liability under such laws may be imposed jointly and severally, and regardless of fault. In addition, our operations could in the future be subject to regulations related to climate change.

We have incurred and will continue to incur costs to comply with the requirements of health and safety, transportation, and environmental laws, ordinances, and regulations. These requirements could become more stringent in the future, and we cannot make assurances that compliance costs may not become material.

**Significant Recent Transactions and Developments**

*Share Repurchase Program*

On August 23, 2021, our Board of Directors approved a stock repurchase program pursuant to which authorized us to repurchase up to $25.0 million of our common stock. During the first quarter of fiscal 2022, we repurchased 81,331 shares of our common stock under this program at an average price of $79.03 per share. On May 3, 2022, our Board of Directors increased our share repurchase authorization to $100.0 million and we entered into an Accelerated Share Repurchase Agreement ("ASR Agreement") with Jefferies LLC to repurchase $60.0 million of our common stock. Under the ASR Agreement, we received initial delivery of 553,584 shares of common stock on May 3, 2022 representing approximately 65 percent of the total number of shares of common stock initially underlying the ASR Agreement, based on our closing stock price of $70.45 on May 2, 2022. Final settlement of the shares of common stock repurchased under the ASR Agreement occurred on September 15, 2022 based on the average of the daily volume-weighted average price of our common stock during the repurchase period under the ASR Agreement, less a discount and other adjustments pursuant to the terms and conditions of the ASR Agreement. At settlement, we received an additional 247,431 shares of common stock. Under our ASR Agreement, we repurchased a total of 801,015 shares of our common stock at an average price of $74.90 per share.

As of December 31, 2022, we have repurchased a total of 882,346 shares for $66.4 million under our $100.0 million share repurchase program, including 801,015 shares purchased through the ASR Agreement, at an average price of $75.28 per share and we have a remaining authorization amount of $33.6 million.

*Acquisition of Vandermeer*

On October 3, 2022, we completed the acquisition of Vandermeer Forest Products, Inc. ("Vandermeer"). In the transaction, we acquired all of the outstanding capital stock of Vandermeer for an aggregate purchase price of approximately $63.4 million, on a debt-free, cash-free basis, subject to customary post-closing adjustments in respect of net working capital, cash, transaction expenses and indebtedness. In addition, we acquired Vandermeer's Spokane, Washington distribution facility and related real estate from the sole shareholder of Vandermeer for approximately $3.6 million, resulting in an aggregate purchase price of $67.0 million for the business and real property, which we funded with cash on hand. For further information about this acquisition, see Note 2, *Business Combination*.

### *Purchase of Real Estate Properties Previously Contributed to the BlueLinx Defined Benefit Pension Plan*

In October 2022, we notified participants of the BlueLinx Corporation Hourly Retirement Plan (the "plan") that, after careful consideration, we intended to terminate the plan and transfer the management and delivery of continuing benefits associated with the plan to a highly rated and qualified insurance company with pension termination experience. The process for terminating a pension plan involves several regulatory steps and approvals, and typically takes 12 to 18 months to complete.

During fiscal 2013, and as previously disclosed, we contributed two properties to the plan in lieu of a cash contribution and entered into a lease for each of these properties. As a component of our plan to terminate the plan, we repurchased these two real estate properties that were held by the plan for $11.1 million, which terminated the associated leases. The repurchase in 2022 included certain land and buildings, located in Charleston, S.C. and Buffalo, N.Y., valued at approximately $11.1 million by independent appraisals prior to the purchase. At the time of repurchase, we were leasing the contributed properties from the plan for an initial term of 20 years with two five-year extension options and had continued to use the properties in our distribution operations since their contribution in fiscal 2013. Each lease provided us a right of first refusal on any subsequent sale by the plan and a repurchase option. At the time of our initial contribution of the properties, the plan engaged an independent fiduciary who managed the properties on behalf of the plan. The plan's independent fiduciary evaluated the property purchase on behalf of the plan and negotiated the terms of the sale. The repurchase amount is included in pension contributions within the operating activities section of our consolidated statements of cash flow for the year ended December 31, 2022. This transaction is discussed in more detail in Note 11, *Employee Benefits*.

### Securities Exchange Act Reports

The Company maintains a website at www.BlueLinxCo.com. The information on the Company's website is not incorporated by reference in this Annual Report on Form 10-K. We make available on or through our website certain reports, and amendments to those reports, that we file with or furnish to the U.S. Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended. These include our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and proxy statements. Additionally, our code of ethical conduct, the board committee charter for each of our audit committee, human capital and compensation committee, and nominating and governance committee, and our corporate governance guidelines are available on our website. If we amend our code of ethical conduct, or grant any waiver, including any implicit waiver, for any board member, our chief executive officer, our chief financial officer, or any other executive officer, we will disclose such amendment or waiver on our website.

We make information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. In addition, copies of this information will be made available, free of charge, on written request, by writing to BlueLinx Holdings Inc., Attn: Corporate Secretary, 1950 Spectrum Circle, Suite 300, Marietta, Georgia, 30067.

# ITEM 1A.  *RISK FACTORS*

*In addition to the other information contained in this Form 10-K, including the information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.*

## Industry Risks

### We may experience pricing and product cost variability.

Our business has experienced, and is likely to continue experiencing, cycles relating to industry capacity and general economic conditions. For example, during early 2022, availability of certain building products we distribute was impacted by supply constraints driven by the COVID-19 pandemic, which affected the market price of the commodity and commodity-based specialty products we buy and distribute. The length and magnitude of these cycles can vary over time and by product. Prices for our products are driven by many factors, including general economic conditions, demand for our products and competitive conditions in the industries within which we compete, and we have little influence over the timing and extent of price changes, which may be unpredictable and volatile. If supply exceeds demand, prices for our products could decline, and our results of operations, cash flows, and financial condition could be adversely affected. Certain published indices (including those published by Random Lengths ("RL")) contribute to the setting of selling prices for some of our products. Although RL is a widely circulated source of information for the wood products industry, it may not accurately reflect changes in market conditions for our products. Changes in how RL is maintained, or other indices are established or maintained, could adversely impact the selling prices for these products.

In addition to the specialty building products we distribute such as engineered wood, siding, millwork, industrial products, and outdoor living, many of the other building products that we distribute, including oriented strand board, plywood, lumber, and rebar, are commodities that are widely available from other distributors or manufacturers, with prices and volumes determined frequently in an auction market based on participants' perceptions of short-term supply and demand factors. Prices of commodity products can be volatile as a result of national and international economic conditions, labor and freight costs, competition, market speculation, government regulation, and trade policies, periodic delays in the delivery of products and inventory levels in various distribution channels. Short-term increases in the cost of these materials, some of which are subject to significant fluctuations, are sometimes passed on to our customers, but our pricing quotation periods and pricing pressure from our competitors may limit our ability to pass on such price changes. We may also be limited in our ability to pass on increases in freight costs for our products.

At times, the sale price for any one or more of the products we produce or distribute may fall below our purchase costs, requiring us to incur losses on product sales. Although we seek to recover increases in prices from our suppliers through price increases in our products, we may not be able to successfully do so. Any increase in prices from our suppliers that is not offset by an increase in our prices could adversely affect our impact our operating results.

Large customers have historically been able to exert pressure on their outside suppliers and distributors to keep prices low in the highly fragmented building materials distribution industry. In addition, continued consolidation among our customers, particularly dealers, and their customers (i.e., home builders), and changes in their respective purchasing policies and payment practices, could result in even further pricing pressure. A decline in the prices of the products we distribute could adversely impact our operating results. When the prices of the products we distribute decline, customer demand for lower prices could result in lower sales prices and, to the extent that our inventory at the time was purchased at higher costs, lower margins. Alternatively, in a rising price environment, our suppliers may increase prices or reduce discounts on the products we distribute, and we may be unable to pass on any cost increase to our customers, thereby resulting in reduced margins and profits. Furthermore, continued consolidation among our suppliers makes it more difficult for us to negotiate favorable pricing, consignment arrangements, and discount programs with our suppliers, thereby resulting in reduced margins and profits. Overall, these pricing pressures may adversely affect our operating results and cash flows.

We are currently experiencing an uncertain inflationary environment. An inflationary environment can increase the cost of products we purchase. However, economic conditions and market factors may make it difficult for us to raise our prices enough to keep up with the rate of inflation, which could reduce our profit margins or reduce the number of customers who can purchase our products. If the current inflationary environment continues or worsens, we may not be able to adjust the pricing we charge for our products to offset increasing product costs, which would adversely impact our results of operations and cash flows.

***Our earnings are highly dependent on volumes.***

Our earnings are highly dependent on volumes, which are dependent on both the housing cycle, as well as our execution. In addition, selling commoditized products that are subject to fluctuating prices make it difficult to predict our financial results with any degree of certainty. Commodity price inflation or deflation can increase or decrease our gross margins on relatively consistent year over year structural sales volumes, depending on the degree of commodity price change. Any failure to maintain, or increase volumes, alone or combined with margin fluctuations due to price inflation or deflation, which would impact the purchase and/or selling price of our products, could adversely affect our results of operations, cash flows, and financial condition.

***Our industry is highly fragmented and competitive. If we are unable to compete effectively, our net sales and operating results may be reduced***.

The building products distribution industry is highly fragmented and competitive, and the barriers to entry for local competitors are relatively low. Competitive factors in our industry include pricing, availability of product, service, delivery capabilities, customer relationships, geographic coverage, and breadth of product offerings. Also, financial stability is important to suppliers and customers in choosing distributors for their products, and affects the favorability of the terms on which we are able to obtain our products from our suppliers and sell our products to our customers.

Some of our competitors may have less financial leverage or are part of larger companies, and, therefore, may have access to greater financial and other resources than those to which we have access. Finally, we may not be able to maintain our costs at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our net sales and net income may be reduced.

***Our industry is highly cyclical, and prolonged periods of weak demand or excess supply may reduce our net sales and/or margins, which may cause us to incur losses or reduce our net income***.

The building products distribution industry is subject to cyclical market pressures. Prices of building products are determined by overall supply and demand in the market. Market prices of building products historically have been volatile and cyclical, and we have limited ability to control the timing and amount of pricing changes. Demand for building products is driven mainly by factors outside of our control, such as general economic and political conditions, interest rates, availability of mortgage financing, inflation, the construction, repair and remodeling markets, industrial markets, housing supply, weather, and population growth. The supply of building products fluctuates based on available manufacturing capacity, and excess capacity in the industry can result in significant declines in market prices for those products. To the extent that prices and volumes experience a sustained or sharp decline, our net sales and margins likely would decline as well. Because we have substantial fixed costs, a decrease in sales and margin generally may have a significant adverse impact on our financial condition, operating results, and cash flows.

***Adverse housing market conditions may negatively impact our business, liquidity, and results of operations, and increase the credit risk from our customers***.

Our business depends to a significant degree on residential repair and remodel activity levels. Historically, residential repair and remodeling activity has decreased in slow economic periods. General economic weakness, inflation, elevated unemployment levels, mortgage delinquency and foreclosure rates, limitations in the availability of mortgage and home improvement financing, home equity value declines and lower housing turnover all limit consumers' spending, particularly on discretionary items, and affect their confidence level leading to reduced spending on home improvement projects. Depressed activity levels in consumer spending for home improvement construction would adversely affect our business, liquidity, results of operations, and financial position. Furthermore, economic weakness causes unanticipated shifts in consumer preferences and purchasing practices, and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer, and, in turn, our customers and could adversely affect our operating performance.

Our business is also dependent on the new residential construction market and, in particular, single family home construction. Factors impacting the level of activity in the residential new construction markets include increases in interest rates, inflation, unemployment rates, housing inventory, high foreclosure rates and unsold/foreclosure inventory, availability of financing and mortgages, labor costs and availability, vacancy rates, local, state and federal government regulation (including mortgage interest deductibility and other tax laws), weakening in the U.S. economy or of any regional or local economy in which we operate, availability of supplies, consumer demand and preferences, and shifts in populations away from the markets that we serve, all of which are beyond our control. Weakness in new residential construction due to any or all of these factors would have a material adverse effect on our business, financial condition, and operating results, and these factors may also result in fluctuations in our operating results As a result, our results for any historical period may not be indicative of results for any future period.

In addition, we extend credit to numerous customers who are generally susceptible to the same economic business risks that we are. Unfavorable housing market conditions could result in financial failures of one or more of our significant customers. Furthermore, we may not be aware of deterioration in our customers' financial position. If our larger customers' financial positions were to become impaired, our ability to fully collect receivables from such customers could be impaired and negatively affect our operating results, cash flows, and liquidity.

*Consolidation among competitors, suppliers, and customers could negatively impact our business*.

Our competitors continue to consolidate. Among other things, this consolidation is being driven by customer needs and supplier capabilities, which could cause markets to become more competitive as greater economies of scale are achieved by distributors. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer distributors as the remaining distributors become larger and capable of being consistent sources of supply. There can be no assurance that we will be able to take advantage effectively of this trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to gain or retain market share or maintain operating margins.

Our customers and suppliers also continue to consolidate, and this consolidation could result in the loss of existing customers and suppliers to our competitors.

*We are subject to disintermediation risk.*

As customers continue to consolidate or otherwise increase their purchasing power, they are better able, and may choose, to purchase products directly from the same suppliers that use us for distribution. In addition, our suppliers may elect to distribute some or all of their products directly to end-customers in one or more markets. This process of disintermediation can put us at risk of losing business from a customer, or of losing entire product lines or categories, or distribution territories, from suppliers. Disintermediation also adversely impacts our ability to obtain favorable pricing from suppliers and optimize margins and revenue with respect to our customers. As a result, continued disintermediation could have a negative impact on our financial condition and operating results.

*Loss of key products or key suppliers and manufacturers could affect our financial health*.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Generally, our products are obtainable from various sources and in sufficient quantities subject to then current market conditions. However, the loss of, or a substantial decrease in the availability of, key products from our suppliers, or the loss of key supplier arrangements, could adversely impact our financial condition, operating results, and cash flows. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, could have a material adverse effect on our financial condition, operating results, and cash flows.

*Our dependence on international suppliers and manufacturers for certain products exposes us to risks that could affect our financial condition and expose us to certain additional risks*.

Many of our suppliers and manufacturers are located outside of the United States. Thus, import taxes or costs, including new or increased tariffs, anti-dumping duties, countervailing duties, or similar duties, some of which could be applied retroactively, could increase the cost of the products that we distribute. In addition, quotas, embargoes, sanctions, safeguards, and customs restrictions, as well as foreign labor strikes, work stoppages, or boycotts, could reduce the supply of the products available to us. If we become subject to a reduction in available supply of imported products and we are unable to mitigate that reduction through alternative sources, or if the costs of our imported products increase and we are not able to pass along those increased costs to our customers, then our business, financial condition, and results of operations could be adversely affected.

<center>**Operating Risks**</center>

*Our strategy includes pursuing acquisitions. We may be unsuccessful in making and integrating mergers, acquisitions and investments.*

The integration of acquisitions can involve significant anticipated and unanticipated operational challenges, including integrating different computer, enterprise resource planning, and accounting systems, integrating physical facilities and inventories, and integrating businesses and corporate cultures into our business. Addressing these challenges requires the attention of management and the diversion of resources from existing operations. Our failure to manage these operational challenges effectively and at anticipated costs could result in disruptions in overall operating performance and deficiencies in customer service of the combined business. These disruptions and deficiencies could lead to increased costs, order and delivery errors, inventory and billing errors, the loss of employees, or the loss of customers, suppliers, or products either overall or in certain markets, which could adversely affect our financial condition, operating results, and cash flows.

As part of our overall strategy, we may make additional acquisitions or investments in the future. These acquisitions or investments would be subject to the same risks and uncertainties described above. If we do not effectively manage those risks and uncertainties, our financial condition, operating results, and cash flows may be negatively affected.

***We may incur business disruptions resulting from a variety of possible causes.***

The operations at our distribution facilities may be interrupted or impaired by various operating risks, including, but not limited to, risks associated with catastrophic events, such as war, fires, floods, earthquakes, explosions, natural disasters, severe weather, including hurricanes, tornados and droughts, whether a result of climate change or otherwise, pandemics, or other similar occurrences; interruptions in the delivery of products via railroad or other inbound transportation means; adverse government regulations; equipment breakdowns or failures; prolonged power failures; unscheduled maintenance outages; information system disruptions or failures due to any number of causes; violations of our permit requirements or revocation of permits; releases of pollutants and hazardous substances to air, soil, surface water or ground water; disruptions in transportation infrastructure, including roads, bridges, railroad tracks and tunnels; shortages of equipment or spare parts; and labor disputes and shortages.

***We may be unable to effectively manage our inventory relative to our sales volume or as the prices of the products we distribute fluctuate, which could affect our business, financial condition, and operating results.***

We purchase most of our products directly from manufacturers, which are then sold and distributed to customers. We must maintain, and have adequate working capital to purchase sufficient inventory to meet customer demand. Due to the lead times required by our suppliers, we order products in advance of expected sales. As a result, we are required to forecast our sales and purchases accordingly. In periods characterized by significant changes in the overall economy and activity in the residential and commercial building and home repair and remodel industries, it can be especially difficult to forecast our sales accurately. We must also manage our working capital to fund our inventory purchases. Such issues and risks can be magnified by the diversity of product mix our distribution centers carry across multiple major product categories. Excessive increases in the market prices of certain building products can put negative pressure on our operating cash flows by requiring us to invest more in inventory. In the future, if we are unable to effectively manage our inventory, our cash flows may be negatively affected, which could have a material adverse effect on our business, financial condition, and operating results.

***We are subject to information technology security risks and business interruption risks and may incur increasing costs in an effort to minimize and/or respond to those risks.***

Our business employs information technology systems to secure confidential information, such as employee personal data. With the rapidly evolving sophistication of cyber-attacks, we may not be able to anticipate, prevent or mitigate our cybersecurity risks. Any compromise of our security could result in a loss or misuse of our confidential information, violation of applicable privacy and other laws, significant legal and financial exposure, theft, damage to our reputation, interruption of our business operations, and a loss of confidence in our security measures, any of which could harm our business. We may also be susceptible to phishing attacks, malware, ransomware, denial of service, and other attacks that could adversely affect our information technology systems. Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent security threats from materializing. As cyber-attacks become more sophisticated, we may incur significant costs to strengthen our systems from outside intrusions, and/ or obtain insurance coverage related to the threat of such attacks.

Additionally, our business is reliant upon information technology systems to, among other things, manage and route our sales calls, manage inventories and accounts receivable, make purchasing decisions, monitor our results of operations, place orders with our vendors and process orders from our customers. These systems may be vulnerable to natural disasters, telecommunications or equipment failures, power outages and similar events, employee errors or to intentional acts of misconduct, such as security breaches or cyber-attacks. The occurrence of any of these events or acts, or any other unanticipated problems, could result in damage to or the unavailability of these systems. Such damage or unavailability could, despite any existing disaster recovery and business continuity arrangements, interrupt the availability of one or more of our information technology systems. We have from time to time experienced such disruptions and they may occur in the future. Disruptions in these systems could materially impact our ability to buy and sell our products, as well as generally operate our business, which could reduce our revenue.

***Our success depends on our ability to attract, train, and retain highly qualified associates and other key personnel while controlling related labor costs***.

In order to be successful, we must attract, train, and retain a large number of highly qualified associates while controlling related labor costs. Our ability to control labor costs is subject to numerous external factors, including labor availability, prevailing wage rates and health and other insurance costs.

In many of our markets, highly qualified associates are in high demand and we compete with other businesses for these associates and invest resources in training and incentivizing them. In particular, there is significant competition for qualified drivers in the transportation industry and increasingly more stringent regulatory requirements. There can be no assurance that we will be able to attract or retain highly qualified associates in the future, including those employed by companies we may acquire.

As a result of labor shortages, particularly among our drivers and material handlers, we could be required to utilize temporary or contract labor. Using temporary or contract labor typically requires higher cost, and temporary or contract labor may be less productive than full-time associates. In addition, a shortage of qualified drivers could require us to increase driver compensation, let trucks sit idle, utilize third-party freight more so than normal, utilize less experienced drivers, or face difficulty meeting customer demands, all of which could adversely affect our growth and profitability.

Furthermore, our success is highly dependent on the continued services of our management team. The loss of services of one or more key members of our senior management team could have a material adverse effect on us.

***We are exposed to product liability and other claims and legal proceedings related to our business and the products we distribute, which may exceed the coverage of our insurance***.

The building products industry has been subject to personal injury and property damage claims arising from alleged exposure to raw materials contained in building products as well as claims for incidents of catastrophic loss, such as building fires. As a distributor of building materials, we face an inherent risk of exposure to product liability claims in the event that the use of the products we have distributed in the past or may in the future distribute is alleged to have resulted in economic loss, personal injury or property damage, or violated environmental, health or safety, or other laws. Such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. We rely on manufacturers and other suppliers, including manufacturers and suppliers located outside of the United States, to provide us with the products we sell or distribute. Since we do not have direct control over the quality of products that are manufactured or supplied to us by third parties, we are particularly vulnerable to risks relating to the quality of such products.

We are also from time to time subject to casualty, contract, tort, and other claims relating to our business, the products we have distributed in the past or may in the future distribute, and the services we have provided in the past or may in the future provide, either directly or through third parties. In addition, operating hazards, such as delivering and unloading products, operating large machinery and driving hazards, which are inherent in our business and some of which may be outside of our control, can cause personal injury and loss of life, damage to or destruction of property, plant, and equipment and environmental damage.

We cannot predict or, in some cases, control the costs to defend or resolve such claims. We cannot assure our ability to maintain suitable and adequate insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities, and the cost of any product liability or other proceeding, even if resolved in our favor, could be substantial. Additionally, we do not carry insurance for all categories of risk that our business may encounter. Any significant uninsured liability may require us to pay substantial amounts. There can be no assurance that any current or future claims will not adversely affect our financial position, cash flows, or results of operations.

***Our business operations could suffer significant losses from climate changes, natural disasters, catastrophes, fire, or other unexpected events***.

While we maintain insurance covering our facilities and equipment, including business interruption insurance, our warehouse facilities could be materially damaged by natural disasters, such as floods, tornadoes, hurricanes, and earthquakes, or by fire, adverse weather conditions, civil unrest, condemnation, or other unexpected events or disruptions to our facilities. We could incur uninsured losses and liabilities arising from such events, including damage to our reputation, and/or suffer material losses in operational capacity, which could have a material adverse impact on our business, financial condition, and results of operations. In addition, war, terrorism, geopolitical uncertainties, and public health issues could cause damage or disruption to the global economy, and thus could have a material adverse effect on us, our suppliers and our customers.

***Our operating results depend on the successful implementation of our strategy. We may not be able to implement our strategic initiatives successfully, on a timely basis, or at all***.

We regularly evaluate the performance of our business and, as a result of such evaluations, we have in the past undertaken and may in the future undertake strategic initiatives within our businesses. Strategic initiatives that we may implement now or in the future may not result in improvements in future financial performance and could result in additional unanticipated costs. If we are unable to realize the benefits of our strategic initiatives, our business, financial condition, cash flows, or results of operations could be adversely affected.

***A significant percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may reduce our results of operations***.

As of December 31, 2022, we employed approximately 2,100 associates and less than one percent of our associates are employed on a part-time basis. Approximately 16 percent of our associates are represented by various local labor unions with terms and conditions of employment governed by Collective Bargaining Agreements ("CBAs"). Five CBAs covering approximately five percent of our associates are up for renewal in fiscal 2023, which we expect to renegotiate by the end of fiscal 2023.

Although we have generally had good relations with our unionized employees, and expect to renew collective bargaining agreements as they expire, no assurances can be provided that we will be able to reach a timely agreement as to the renewal of the agreements, and their expiration or continued work under an expired agreement, as applicable, could result in a work stoppage. In addition, we may become subject to material wage increases, or additional work rules imposed by agreements with labor unions. The foregoing could increase our selling, general, and administrative expenses in absolute terms and/or as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future, which could adversely impact our net sales and/or selling, general, and administrative expenses. Wage increases could also be significant in an inflationary environment even in our non-unionized locations. All or some of these factors could negatively impact our operating results and cash flows.

***Federal, state, local, and other regulations could impose substantial costs and restrictions on our operations that would reduce our net income***.

We are subject to various federal, state, local, and other laws and regulations, including, among other things, transportation regulations promulgated by the Department of Transportation ("DOT") and Federal Motor Carrier Safety Administration ("FMCSA"), work safety regulations promulgated by Occupational Safety and Health Administration, employment regulations promulgated by the U.S. Equal Employment Opportunity Commission, regulations of the U.S. Department of Labor and Federal Trade Commission, regulations issued by the SEC, accounting standards issued by the Financial Accounting Standards Board ("FASB") or similar entities, and state and local zoning restrictions, building codes and contractors' licensing regulations. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs and adversely affect our financial condition, operating results, and cash flows. Moreover, failure to comply with the regulatory requirements applicable to our business could expose us to litigation and substantial fines and penalties that could adversely affect our financial condition, operating results, and cash flows.

Our transportation operations, upon which we depend to distribute products from our distribution centers, are subject to the regulatory jurisdiction of the DOT and the FMCSA, which have broad administrative powers with respect to our transportation operations. More restrictive regulatory limitations, including those on vehicle weight and size, trailer length and configuration, or driver hours of service would increase our costs, which, if we are unable to pass these cost increases on to our customers, may increase our selling, general and administrative expenses and adversely affect our financial condition, operating results, and cash flows. If we fail to comply adequately with such  regulations or such regulations become more stringent, we could experience increased inspections, regulatory authorities could take remedial action, including imposing fines or shutting down our operations, or we could be subject to increased audit and compliance costs. If any of these events were to occur, our financial condition, operating results, and cash flows could be adversely affected.

In addition, the residential and commercial construction industries are subject to various local, state and federal statutes, ordinances, codes, rules and regulations concerning zoning, building design and safety, construction, contractor licensing, energy conservation, and similar matters, including regulations that impose restrictive zoning and density requirements on the residential new construction industry or that limit the number of homes or other buildings that can be built within the boundaries of a particular area. Regulatory restrictions may increase our operating expenses and limit the availability of suitable building lots for our customers, any of which could negatively affect our business, financial condition and results of operations.

***We are subject to federal, state, and local environmental protection laws and may have to incur significant costs to comply with these laws and regulations in the future***.

Environmental liabilities could arise on the land that we have owned, own or lease, including as a result of the use of underground fuel storage tanks, and these liabilities could have a material adverse effect on our financial condition and performance. Federal, state, and local laws and regulations relating to the protection of the environment, including those regulating the use and maintenance of underground storage tanks, may require a current or previous owner or operator of real estate to investigate and remediate hazardous materials, substances and waste releases at or from the property. They may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances. In addition, we could incur costs to comply with such environmental laws and regulations, the violation of which could lead to substantial fines and penalties. Our operations could also in the future be subject to regulations related to climate change.

***The effect of global  pandemics, such as COVID-19, and other widespread public health crises and governmental rules and regulations and our policies related to such may adversely affect our business and results from operations.***

Public health crises, pandemics, and epidemics, such as COVID-19, have impacted. our operations and financial performance. The extent of the effect of COVID-19  variants  on our operational and financial performance in future periods will depend on future developments, which cannot be predicted with confidence, including the duration, scope and severity and  spread of such COVID-19 variants, the actions taken to contain or mitigate its impact, and direct and indirect economic effects of such and related containment measures, among others.

Additionally, implementation of these rules, future rules, or our own vaccination policies, as well as navigating conflicts between state, local and federal rules, could cause us to experience additional challenges in retaining our employees. Regulatory impacts from these rules, or future rules, requiring Company-wide polices could impact us in a significant way. If we fail to attract, motivate, train and retain qualified personnel, or if we experience excessive turnover, we may experience declining sales, manufacturing delays or other operating inefficiencies, increased recruiting, training and relocation costs and other difficulties, and our results of operations, cash flows and financial condition, and the trading price of our common stock may be adversely impacted.

**Financial Risks**

***Our future operating results may fluctuate significantly, and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future***.

Our revenues and operating results have historically varied from period-to-period and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. In addition, because of this variability, our operating results for prior periods may not be effective predictors of future performance.

Factors associated with our industry, the operation of our business, and the markets for our products may cause our quarterly financial results to fluctuate, including:

- general economic conditions, including but not limited to housing starts, construction labor shortages, repair and remodel activity and commercial construction, foreclosure rates, interest rates, unemployment rates, and mortgage availability and pricing, as well as other consumer financing mechanisms, that ultimately affect demand for our products;
- supply chain disruptions, including those caused by the spread of contagious illness and geopolitical risks;
- the highly competitive nature of our industry;
- the commodity nature of many of our products and their price movements, which are driven largely by capacity utilization rates and industry cycles that affect supply and demand;
- the cessation or reduction of supplier incentive programs, such as supplier rebates and/or deviation programs, and/or our inability to collect supplier incentives due to us;
- disintermediation;
- the impact of actuarial assumptions and regulatory activity on pension costs and pension funding requirements;
- our creditworthiness in addition to the financial condition and creditworthiness of our customers;
- our indebtedness, including the possibility that we may not generate sufficient cash flows from operations or that future borrowings may not be available in amounts sufficient to fulfill our debt obligations and fund other liquidity needs;
- cost of compliance with government regulations;

- adverse customs and tariff rulings including those relating to anti-dumping, countervailing duty, or circumvention investigations;
- protectionist trade policies and import tariffs;
- labor disruptions, shortages of skilled and technical labor, or increased labor costs;
- the impact of inflation, which may arise from changes in the economic environment;
- increased healthcare costs;
- the need to successfully implement succession plans for our senior managers and other associates;
- our ability to successfully complete potential acquisitions, achieve expected synergies from acquisitions, or efficiently integrate acquired operations;
- disruption in our information technology systems;
- significant maintenance issues or failures with respect to our tractors, trailers, forklifts, and other major equipment;
- severe weather phenomena such as drought, hurricanes, tornadoes, and fire;
- condemnations of all or part of our real property; and
- fluctuations in the market for our equity.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. The variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

### *Our level of indebtedness could limit our financial and operating activities and adversely affect our ability to incur additional debt to fund future needs.*

As of December 31, 2022, we had no outstanding debt under our revolving credit facility, and approximately $300.0 million of debt outstanding under our senior secured notes. Additionally, as of December 31, 2022, outstanding commitments under our finance leases were approximately $273.1 million. Our level of indebtedness could still have considerable consequences to our financial condition and operating results. For example, our indebtedness could:

- make us more vulnerable to general adverse economic and industry conditions;
- limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, and other general corporate requirements;
- expose us to interest rate fluctuations because the interest rate on the debt under our revolving credit facility is variable;
- require us to dedicate a substantial portion of our cash flows to payments on our debt, thereby reducing the availability of our cash flows for operations and other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business, and the industry in which we operate; and
- place us at a competitive disadvantage compared to competitors that may have proportionately less debt, and therefore may be in a better position to obtain more favorable credit terms.

If compliance with our debt obligations materially limits our financial or operating activities, or hinders our ability to adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may be negatively affected.

### *The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business, including requiring us to maintain a minimum level of excess liquidity.*

Our revolving credit facility and senior secured notes contain various covenants and restrictions, including customary financial covenants that limit management's discretion in operating our business. In particular, these instruments limit our ability to, among other things:

- incur additional debt;
- grant liens on assets;
- make investments;
- repurchase stock;
- pay dividends and make distributions;
- sell or acquire assets, including certain real estate assets, outside the ordinary course of business;
- engage in transactions with affiliates; and
- make fundamental business changes.

These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. Additionally, our ability to comply with these covenants may be affected by events beyond our control, including general economic and credit conditions and industry downturns.

If we fail to comply with these covenants and restrictions, a default may allow the creditors under the relevant instruments to accelerate the related debts and to exercise their remedies under these agreements, which typically will include the right to declare the principal amount of that debt, together with accrued and unpaid interest, and other related amounts, immediately due and payable, to exercise any remedies the creditors may have to foreclose on assets that are subject to liens securing that debt, and to terminate any commitments they had made to supply further funds. Refer to Note 9, *Long-Term Debt*, for further details.

***Despite our current levels of debt, we may still incur more debt, which would increase the risks described in these risk factors relating to indebtedness***.

The agreements relating to our debt significantly limit, but do not prohibit, our ability to incur additional debt. In addition, certain types of liabilities are not considered "Indebtedness" under the agreements relating to our debt. Accordingly, we could incur additional debt or similar liabilities in the future. If new debt or similar liabilities are added to our current debt levels, the related risks that we now face could increase.

***We have sold and leased back certain of our distribution centers under long-term non-cancelable leases, and may enter into similar transactions in the future. All of these leases are (or will be) finance leases, and our debt and interest expense may increase as a result.***

As a result of real estate financing transactions through sale-leaseback arrangements, a substantial number of our distribution centers are leased under non-cancelable leases. These leases typically have initial terms of approximately fifteen years, and most provide options to renew for specified periods of time. We may enter into additional sale and lease-back transactions in the future. The leases resulting from these transactions are generally recognized and accounted for as finance leases, which may be counted as indebtedness, including for purposes of financial covenants in the agreements governing our debt, and may significantly increase the stated interest expense that is recognized in our income statements.

***Many of our distribution centers are leased, and if we close a leased distribution center before expiration of the lease, we will still be obligated under the applicable lease. In addition, we may be unable to renew the leases at the end of their terms.***

If we close a distribution center that is subject to a non-cancelable lease, we would remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent, insurance, taxes, and other expenses on the leased property for the balance of the lease term. Management may explore offsets to remaining obligations, such as subleasing opportunities or negotiated lease terminations, but there can be no assurance that we can offset remaining obligations on commercially reasonable terms or at all. Our obligation to continue making rental payments with respect to leases for closed distribution centers could have a material adverse effect on our business and results of operations.

In addition, at the end of a lease term and any renewal period for a leased distribution center, or for those locations where we have no renewal options remaining, we may be unable to renew the lease without additional cost, if at all. If we are unable to renew our distribution center leases, we may close or, if possible, relocate the distribution center, which could subject us to additional costs and risks which could have a material adverse effect on our business. Additionally, the revenue and profit generated at a relocated distribution center may not equal the revenue and profit generated at the previous location.

***We may not have or be able to raise the funds necessary to finance a required repurchase of our senior secured notes.***

Subject to certain exceptions, upon the occurrence of a change in control under the indenture governing our senior secured notes, we are required to offer to repurchase all of the outstanding notes. It is possible that we would not have sufficient funds at the time that we are required to make any such repurchase of our senior secured notes, and we cannot assure the holders of the senior secured notes that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any such notes upon a change in control. Our failure to repurchase the senior secured notes when required would result in an event of default with respect to such notes which could, in turn, constitute a default under the terms of our other indebtedness, if any.

Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a change in control under the indenture governing our senior secured notes.

*A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital*.

Any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

*A change in our product mix could adversely affect our results of operations*.

Our results may be affected by a change in our product mix. Our outlook, budgeting, and strategic planning assume a certain mix of product sales. If actual results vary from this projected mix of product sales, our financial results could be negatively impacted. Additionally, gross margins vary across our product lines. If the mix of products shifts from higher margin product categories to lower margin product categories, our overall gross margins and profitability may be adversely affected. Consequently, changes in our product mix could have a material adverse impact on our financial condition and operating results.

Relatedly, our product sales to a customer may be dependent on the supplier and the brands we distribute. If we are unable to supply certain brands to our customers, then our ability to sell to existing customers and acquire new customers will be difficult to accomplish. As a result, our revenue, operating performance, cash flows, and net income may be adversely affected.

*If the cost of fuel, third-party freight or other energy prices increase or availability of third-party freight providers is reduced, our results of operations could be adversely affected*.

Petroleum and energy prices and availability of petroleum products are subject to political, geopolitical, economic, and market factors that are outside our control. Political events in petroleum-producing regions as well as hurricanes and other weather-related events or natural disasters may cause the price of fuel to increase or the availability of fuel to decrease. Within our business units, we deliver products to our customers primarily via our fleet of trucks, which we fuel both onsite and through street fuel programs We also utilize third-party freight providers to deliver our products and the costs associated with them could affect the expense incurred to deliver products to our customers. Our operating profit may be adversely affected if we are unable to obtain the fuel we require or to fully offset the anticipated impact of higher fuel prices or third-party freight costs through increased prices or fuel surcharges to our customers. Besides trying to pass fuel costs to customers, we have at times entered into forward purchase contracts for fuel used at some of our facilities that protect against fuel price increases. If shortages occur in the supply of necessary petroleum products and we are not able to pass along the full impact of increased petroleum prices to our customers or otherwise protect ourselves by entering into forward purchase contracts, then our results of operations would be adversely affected.

*We establish insurance-related deductible/retention reserves based on historical loss development factors, which could lead to adjustments in the future based on actual development experience.*

We retain a significant portion of the accident risk under our vehicle liability and workers' compensation insurance programs; and we are self-insured for health insurance, the exposure of which is limited by stop-loss coverage. Our self-insurance accruals are based on actuarial estimated, undiscounted cost of claims, which includes claims incurred but not reported. While we believe our estimation processes are well designed, every estimation process is inherently subject to limitations. Fluctuations in the frequency or amount of claims make it difficult to precisely predict the ultimate cost of claims. The actual cost of claims can be different than the historical selected loss development factors because of safety performance, payment patterns, and settlement patterns.

*The value of our deferred tax assets could become impaired, which could materially and adversely affect our operating results.*

As of December 31, 2022, we had $56.2 million in net deferred tax assets. These deferred tax assets include temporary differences arising from such items as property, plant and equipment, accrued compensation, and accounting reserves related to inventory and other items in conjunction with net state operating loss carryovers that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Each quarter, we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings, and tax planning strategies. For example, we were required to evaluate and maintain reasonable valuation allowances against our remaining state net operating loss carryforwards against our U.S. deferred tax assets as of December 31, 2022. These valuation allowances are calculated based on the probability that we will not realize taxable income in the states in which we carry net operating loss carryforwards in a time suitable to take advantage of them. If we determine in the future that there is not sufficient positive evidence to support the remaining valuation of our deferred tax assets, either due to Part 1, Item 1A, *Risk Factors* described herein or other factors which may impact our net operating carryforwards or other components of our deferred tax assets such as our temporary differences which may arise from tax legislation which we cannot foresee, we may be required to further adjust the valuation allowance to reduce our deferred tax assets, in specific areas or in total. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations.

*Our expected annual effective tax rate could be volatile and materially change as a result of changes in mix of earnings and other factors.*

Our overall effective tax rate is equal to our total income tax expense, also referred to as provision for income taxes, as a percentage of our income or loss before provision for income taxes. However, tax expenses and benefits are determined separately for each tax paying entity or group of entities that is consolidated for tax purposes in each jurisdiction. Losses in certain jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate. New and unforeseen changes in tax legislation may impact our effective tax rate in future periods, both on a federal and state level, which may have an impact on our net income and result in material non-cash expenses in the relevant period.

*Changes in actuarial assumptions for our pension plan could impact our financial results, and funding requirements are mandated by the Federal government*.

We sponsor a defined benefit pension plan. Most of the participants in our pension plan are inactive, with all remaining active participants no longer accruing benefits, and the pension plan is closed to new entrants. However, unfavorable changes in various assumptions underlying the pension benefit obligation could adversely impact our financial results. Significant assumptions include, but are not limited to, the discount rate, projected return on plan assets, and mortality rates. In addition, the amount and timing of our pension funding obligations are influenced by funding requirements that are established by the Employee Retirement Income and Security Act of 1974, the Pension Protection Act, Congressional Acts, or other governing bodies.

*Costs and liabilities related to our participation in multi-employer pension plans could increase*.

We are involved in various multi-employer pension plans in the U.S. based on obligations arising under collective bargaining agreements. Some of these plans are significantly underfunded and may require increased contributions in the future. The amount of any increase or decrease in our required contributions to these multi-employer pension plans will depend upon the outcome of collective bargaining, actions taken by trustees who manage the plan, governmental regulations, the actual return on assets held in the plan, the continued viability and contributions of other employers which contribute to the plan, and the potential payment of a withdrawal liability, among other factors.

*Our cash flows and capital resources may be insufficient to make required payments on our indebtedness or future indebtedness*.

Our ability to make scheduled payments under our revolving credit facility and senior secured notes depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. These factors include, among others:

- economic and demand factors affecting the building products distribution industry;
- external factors affecting availability of credit;
- pricing pressures;
- increased operating costs;
- competitive conditions; and
- other operating difficulties.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, or restructure our debt. There is no assurance that we could obtain additional capital or refinance our debt on terms acceptable to us, or at all. If we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on the disposition of such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount to repay our indebtedness. If we do not make scheduled payments on our debt, we will be in default and the outstanding principal and interest on our debt could be declared to be due and payable, in which case we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations.

***Borrowings under our revolving credit facility bears interest at a variable rate, which subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.***

Borrowings under our revolving credit facility bear interest at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed remained the same. Although we may elect in the future to take certain actions to reduce interest rate volatility in connection with our variable rate borrowings, we cannot provide assurances that we will be able to do so or that those actions will be effective. Our revolving credit facility includes available interest rate options based on the London Inter-bank Offered Rate ("LIBOR"), which will be discontinued as an available rate option after June 30, 2023. Under the terms of the facility, LIBOR will be replaced with the Secured Overnight Financing Rate ("SOFR") with respect to the applicable variable rate interest options thereunder, with effect on or before June 30, 2023. There can be no assurances as to whether SOFR will be a more or less favorable reference rate than LIBOR, and the consequences of replacing LIBOR with SOFR cannot be entirely predicted. However, at this time, we do not believe that the replacement of LIBOR by SOFR as a reference rate in our revolving credit facility will have a material adverse effect on our financial position or materially affect our interest expense.

***Changes in, or interpretation of, accounting principles could result in unfavorable accounting changes***.

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles and accompanying accounting pronouncements, implementation guidelines, and interpretations. These rules are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. Changes in these rules or their interpretation, such as recent changes regarding lease accounting standards, could significantly change our reported results and may even retroactively affect previously reported transactions. Changes resulting from the adoption of new or revised accounting principles may result in materially different financial results and may require that we make changes to our systems, processes, and controls.


**Risks Relating to Our Common Stock**


***Our stock price may fluctuate significantly.***

The market price of our stock historically has experienced and may continue to experience significant price fluctuations similar to those experienced by the broader stock market in recent years. In addition, the price of our stock may fluctuate significantly in response to various factors, including:
• actual or anticipated fluctuations in our operating results;
• announcements by us or our competitors of significant acquisitions, dispositions or expansion plans;
• market conditions in our industry;
• changes in market valuation or earnings of our Company or other companies in our industry:
• changes in accounting standards, policies, guidance, interpretations or principles;
• the operating and stock price performance of other comparable companies;
• investor perception of our Company;
• results from material litigation or governmental investigation;
• changes in laws or regulations affecting our Company or significant products we sell and
• general overall economic, political and market conditions.
Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance.

***We could be the subject of securities class action litigation due to stock price volatility, which could divert management's attention and adversely affect our results of operations***.

The stock market in general, and market prices for the securities of companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In certain situations in which the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the Company that issued the stock. If any of our stockholders were to bring a similar lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our operating results.

***If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.***

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about our business or us. If one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business or our industry, our stock price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

***The activities of activist stockholders could have a negative impact on our business and results of operations***.

While we seek to actively engage with stockholders and consider their views on business and strategy, we could be subject to actions or proposals from stockholders or others that do not align with our business strategies or the interests of our other stockholders. Responding to these stockholders could be costly and time-consuming, disrupt our business and operations, and divert the attention of our Board of Directors and senior management. Uncertainties associated with such activities could interfere with our ability to effectively execute our strategic plan, impact long-term growth, and limit our ability to hire and retain personnel. In addition, actions of these stockholders may cause periods of fluctuation in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

***The terms of our revolving credit facility and senior secured notes place restrictions on our ability to pay dividends on our common stock, so any returns to stockholders may be limited to the value of their stock***.

We have not declared or paid any cash dividends on our common stock since 2007, and we are subject to certain condition in order to do so under the terms of our revolving credit facility and senior secured notes. As we have no current intention of paying dividends, unless we should decide to do so in the future, any return to stockholders may be limited to the appreciation in their stock.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

We operate our business out of 66 office and warehouse facilities, 54 of which are leased, and 12 of which are owned. The total square footage of our owned real property is approximately 1.5 million square feet, and the total square footage of our leased real property is approximately 10.7 million square feet.

The following table summarizes our real estate facilities as of December 31, 2022, including their inside square footage, where applicable:

| Property Type | Number | Owned facilities (sq. ft.) | Leased facilities (sq. ft.) |
|---|---|---|---|
| Office Space [1] | 2 | — | 72,720 |
| Warehouses and other real property | 66 | 1,528,164 | 10,661,576 |
| **Total** | 68 | 1,528,164 | 10,734,296 |

[1] Consists of our corporate headquarters in Marietta, Georgia and the corporate office of Vandermeer in Lynnwood, Washington.

During fiscal 2022, we completed the purchase of two leased properties we had previously contributed to the BlueLinx Hourly Retirement Plan. These properties are currently reflected in our count of warehouses and other real property listed in the table above. We also store materials in secured outdoor areas at many of our warehouse locations, which increases warehouse distribution and storage capacity. We believe that, collectively, our facilities have sufficient capacity to meet current and projected distribution needs.

## ITEM 3. *LEGAL PROCEEDINGS*

We are, and from time to time may be, a party to routine legal proceedings incidental to the operation of our business, including liability claims, premises claims, environmental claims, and employment-related claims, among others. The outcome of any pending or threatened proceedings is not expected to have a material adverse effect on our financial condition, operating results, or cash flows, based on our current understanding of the relevant facts. Legal expenses incurred related to these contingencies generally are expensed as incurred. We record receivables from expected settlements and establish reserves for pending or threatened proceedings when the receipts or costs associated with such proceedings become probable and can be reasonably estimated.

**ITEM 4.** *MINE SAFETY DISCLOSURES*

Not applicable.

**PART II**

**ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES***

*Market Information, Holders, and Dividends*

Our equity securities consist of one class of common stock, which is traded on the New York Stock Exchange under the symbol "BXC".

As of December 31, 2022, there were 11 shareowner accounts of record, and, as of that date, we estimate that there were approximately 9,381 beneficial owners holding our common stock in nominee or "street" name.

We generally have not paid dividends on our common stock. Any future dividend payments would be subject to the discretion of our Board of Directors and contractual restrictions under our revolving credit facility and the terms of the indenture for our senior secured notes.

*Issuer Repurchases of Equity Securities*

On August 23, 2021, our Board of Directors approved a stock repurchase program pursuant to which authorized us to repurchase up to $25.0 million of our common stock. During the first quarter of fiscal 2022, we repurchased 81,331 shares of our common stock under this program at an average price of $79.03 per share. On May 3, 2022, our Board of Directors increased our share repurchase authorization to $100.0 million and we entered into an Accelerated Share Repurchase Agreement ("ASR Agreement") with Jefferies LLC to repurchase $60.0 million of our common stock. Under the ASR Agreement, we received initial delivery of 553,584 shares of common stock on May 3, 2022 representing approximately 65 percent of the total number of shares of common stock initially underlying the ASR Agreement, based on our closing stock price of $70.45 on May 2, 2022. Final settlement of the shares of common stock repurchased under the ASR Agreement occurred on September 15, 2022 based on the average of the daily volume-weighted average price of our common stock during the repurchase period under the ASR Agreement, less a discount and other adjustments pursuant to the terms and conditions of the ASR Agreement. At settlement, we received an additional 247,431 shares of common stock. Under our ASR Agreement, we repurchased a total of 801,015 shares of our common stock at an average price of $74.90 per share.

As of December 31, 2022, we have repurchased a total of 882,346 shares for $66.4 million under our $100.0 million share repurchase program, including 801,015 shares purchased through the ASR Agreement, at an average price of $75.28 per share and we have a remaining authorization amount of $33.6 million.

With the remaining availability under the stock repurchase program, we may repurchase our common stock at any time or from time to time, without prior notice, subject to prevailing market conditions and other considerations. Our repurchases may be made through a variety of methods, which may include open market purchases, privately negotiated transactions, accelerated share repurchase programs, tender offers or pursuant to a trading plan that may be adopted in accordance with the Securities and Exchange Commission Rule 10b5-1.

Additionally, we occasionally withhold shares of common stock to satisfy tax withholding obligations of employees upon the vesting of such employees' restricted stock unit awards.

The following table summarizes the Company's common stock repurchase activity for each month of the quarter ended December 31, 2022:

| Period | Total Number of Shares Purchased [1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 2 - November 5 | — | $ — | — | $ 33,572,690 |
| November 6 - December 3 | — | $ — | — | $ 33,572,690 |
| December 4 - December 31 | 10,503 | $ 70.98 | — | $ 33,572,690 |
| Total | 10,503 | | — | |

[1] Shares repurchased during the last month of the quarter ended December 31, 2022 represents shares withheld by us in connection with tax withholding obligations of our employees upon vesting of such employees' restricted stock unit awards.

## *Securities Authorized for Issuance Under Equity Compensation Plans*

Information concerning our equity compensation plans is set forth in Item 12 of Part III of this Form 10-K.

## *Stock Performance Graph*

The graph below compares the cumulative five-year total return of holders of our common stock with the cumulative total returns of the Russell 2000 Index and the S&P 600 Building Products Index. The comparison of the cumulative total returns for each investment assumes that $100 was invested in our common stock and the respective indices on December 30, 2017, including reinvestment of any dividends, of which BlueLinx paid none, and its relative performance is tracked through December 31, 2022.



**Comparison of Five Year Cumulative Total Return**

|  | Fiscal 2017 | Fiscal 2018 | Fiscal 2019 | Fiscal 2020 | Fiscal 2021 | Fiscal 2022 |
|---|---|---|---|---|---|---|
| BlueLinx Holdings Inc. | $ 100.00 | $ 259.32 | $ 134.73 | $ 299.80 | $ 981.15 | $ 728.59 |
| Russell 2000 | $ 100.00 | $ 87.13 | $ 108.70 | $ 128.61 | $ 146.23 | $ 114.70 |
| S&P 600 Building Products Index | $ 100.00 | $ 73.17 | $ 102.99 | $ 129.82 | $ 193.19 | $ 135.92 |

## ITEM 6. *[RESERVED]*

# ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

*The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Form 10-K. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed under "Risk Factors," "Cautionary Statement Concerning Forward-Looking Statements," and elsewhere in this Form 10-K.*

*This section of this Form 10-K does not address certain items regarding the fiscal year ended January 2, 2021 ("fiscal 2020"). Discussion and analysis of fiscal 2020 and year-to-year comparisons between fiscal 2021 and fiscal 2020 not included in this Form 10-K can be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 1, 2022.*

## Executive Level Overview

### Company Background

BlueLinx is a leading wholesale distributor of residential and commercial building products in the United States. We are a "two-step" distributor. Two-step distributors purchase products from manufacturers and distribute those products to dealers and other suppliers in local markets, who then sell those products to end users. We carry a broad portfolio of both branded and private-label stock keeping units ("SKUs") across two principal product categories: specialty products and structural products. Specialty products include items such as engineered wood, siding, millwork, outdoor living, specialty lumber and panels, and industrial products. Structural products include items such as lumber, plywood, oriented strand board, rebar, and remesh. We also provide a wide range of value-added services and solutions aimed at relieving distribution and logistics challenges for our customers and suppliers, while enhancing their marketing and inventory management capabilities.

We sell products through three main distribution channels, consisting of warehouse sales, reload sales, and direct sales. Warehouse sales, which generate the majority of our sales, are delivered from our warehouses to our customers. Reload sales are similar to warehouse sales but are shipped from warehouses, most of which are operated by third-parties, where we store owned products to enhance operating efficiencies. This channel is employed primarily to service strategic customers that would be less economical to service from our warehouses, and to distribute large volumes of imported products from port facilities. Direct sales are shipped from the manufacturer to the customer without our taking physical possession of the inventory and, as a result, typically generate lower margins than our warehouse and reload distribution channels. This distribution channel, however, requires the lowest amount of committed capital and fixed costs.

We have a strong market position and a broad geographic coverage footprint servicing all 50 states, where we maintain locations that serve 75 percent of the highest growth metropolitan statistical areas as it relates to forecasted housing starts and repair and remodel spend. With the strength of a locally focused sales force, we distribute a comprehensive range of products from over 750 suppliers. Our suppliers include some of the leading manufacturers in the industry, such as Allura, Arauco, Fiberon, Georgia-Pacific, Huber Engineered Woods, James Hardie, Louisiana-Pacific, Oldcastle APG, Ply Gem, Roseburg, Royal and Weyerhaeuser. We supply products to a broad base of customers including national home centers, pro dealers, cooperatives, specialty distributors, regional and local dealers and industrial manufacturers. Many of our customers serve residential and commercial builders, contractors and remodelers in their respective geographic areas and local markets.

As a value-added partner in a complex and demanding building products supply chain, we play a critical role in enabling our customers to offer a broad range of products and brands, as most of our customers do not have the capability to purchase and warehouse products directly from manufacturers for such a large set of SKUs. The depth of our geographic footprint supports meaningful customer proximity across all the markets in which we operate, enabling faster and more efficient service. Similarly, we provide value to our supplier partners by enabling access to the large and fragmented network of lumber yards and dealers these suppliers could not adequately serve directly. Our position in this distribution model for building products provides easy access to the marketplace for our suppliers and a value proposition of rapid delivery on an as-needed basis to our customers from our network of warehouse facilities.

## Significant Recent Transactions and Developments

### Share Repurchase Program

On August 23, 2021, our Board of Directors approved a stock repurchase program pursuant to which authorized us to repurchase up to $25.0 million of our common stock. During the first quarter of fiscal 2022, we repurchased 81,331 shares of our common stock under this program at an average price of $79.03 per share. On May 3, 2022, our Board of Directors increased our share repurchase authorization to $100.0 million and we entered into an Accelerated Share Repurchase Agreement ("ASR Agreement") with Jefferies LLC to repurchase $60.0 million of our common stock. Under the ASR Agreement, we received initial delivery of 553,584 shares of common stock on May 3, 2022 representing approximately 65 percent of the total number of shares of common stock initially underlying the ASR Agreement, based on our closing stock price of $70.45 on May 2, 2022. Final settlement of the shares of common stock repurchased under the ASR Agreement occurred on September 15, 2022 based on the average of the daily volume-weighted average price of our common stock during the repurchase period under the ASR Agreement, less a discount and other adjustments pursuant to the terms and conditions of the ASR Agreement. At settlement, we received an additional 247,431 shares of common stock. Under our ASR Agreement, we repurchased a total of 801,015 shares of our common stock at an average price of $74.90 per share.

As of December 31, 2022, we have repurchased a total of 882,346 shares for $66.4 million under our $100.0 million share repurchase program, including 801,015 shares purchased through the ASR Agreement, at an average price of $75.28 per share and we have a remaining authorization amount of $33.6 million.

*Acquisition of Vandermeer*

On October 3, 2022, we announced that we entered into and closed on a Stock Purchase Agreement (the "Purchase Agreement") with Vandermeer Forest Products, Inc. ("Vandermeer"), resulting in our acquisition of Vandermeer. Vandermeer is a premier wholesale distributor of building products. Vandermeer was founded in 1972 and serves more than 250 customers across the Pacific Northwest, Alaska, Hawaii, British Columbia and Alberta from distribution facilities in Kent, Spokane, and Marysville, Washington. The acquisition of Vandermeer adds three distribution facilities in Washington state and provides direct access to Seattle and Portland, two of the top 15 highest growth repair and remodel and new construction markets in the United States. Additionally, we now have coast-to-coast reach and serve all 50 states. Vandermeer's product offering and sales mix are similar to ours, with specialty products contributing to the majority of its revenue and gross profit. We believe this acquisition aligns to our specialty products strategy, establishes a meaningful growth platform in the Pacific Northwest, increases our market penetration in key specialty product categories, such as siding and engineered wood, and strengthens strategic supplier relationships.

Under the Purchase Agreement, we acquired all of the outstanding capital stock of Vandermeer for an aggregate purchase price of approximately $63.4 million, on a debt-free, cash-free basis, subject to customary post-closing adjustments in respect of net working capital, cash, transaction expenses and indebtedness. In addition, we acquired Vandermeer's Spokane, Washington distribution facility and related real estate from the sole shareholder of Vandermeer for approximately $3.6 million, resulting in an aggregate purchase price of $67.0 million for the business and real property, which we funded with cash on hand. For further information about this acquisition, see Note 2, *Business Combination*.

*Purchase of Real Estate Properties Previously Contributed to the BlueLinx Defined Benefit Pension Plan*

In October of 2022, we notified participants of the BlueLinx Corporation Hourly Retirement Plan (the "plan") that, after careful consideration, we intended to terminate the plan and transfer the management and delivery of continuing benefits associated with the plan to a highly rated and qualified insurance company with pension termination experience. The process for terminating a pension plan involves several regulatory steps and approvals, and typically takes 12 to 18 months to complete.

During fiscal 2013, and as previously disclosed, we contributed two properties to the plan in lieu of a cash contribution and entered into a lease for each of these properties. As a component of our plan to terminate the plan, we repurchased these two real estate properties that were held by the plan for $11.1 million, which terminated the associated leases. The repurchase in 2022 included certain land and buildings, located in Charleston, S.C. and Buffalo, N.Y., valued at approximately $11.1 million by independent appraisals prior to the purchase. At the time of repurchase, we were leasing the contributed properties from the plan for an initial term of 20 years with two five-year extension options and had continued to use the properties in our distribution operations since their contribution in fiscal 2013. Each lease provided us a right of first refusal on any subsequent sale by the plan and a repurchase option. At the time of our initial contribution of the properties, the plan engaged an independent fiduciary who managed the properties on behalf of the plan. The plan's independent fiduciary evaluated the property purchase on behalf of the plan and negotiated the terms of the sale. The repurchase amount is included in pension contributions within the operating activities section of our consolidated statements of cash flow for the year ended December 31, 2022.

At the time of our initial contribution of the properties in fiscal 2013, we determined that the contribution of the properties did not meet the accounting definition of a plan asset within the scope of relevant accounting guidance. Accordingly, the contributed properties were not considered a contribution for financial reporting purposes at that time and, as a result, have not been included in plan assets and have had no impact on the net pension liability recorded on our consolidated balance sheets prior to fiscal 2022. We have continued to depreciate the carrying value of the properties in our financial statements, and no gain or loss was recognized at the initial contribution date for financial reporting purposes. As of December 31, 2022, the cash purchase price of the properties of $11.1 million is considered both a plan asset and a pension contribution and is reflected as such within our consolidated balance sheets and consolidated statements of cash flows. This transaction is discussed in more detail in Note 11, *Employee Benefits*.

**Factors That Affect Our Operating Results and Trends**

Our results of operations and financial performance are influenced by a variety of factors, including: (i) general economic and industry conditions affecting demand in the housing market; (ii) the commoditized nature of the products we manufacture and distribute; and (iii) cost and availability of the products we distribute. These factors have historically produced cyclicality in our results of operations, and we expect this cyclicality to continue in future periods.

*General Economic Conditions Affecting Demand*

Many of the factors that cause our operations to fluctuate are seasonal or cyclical in nature. Historically, our operating results have also been correlated with the level of single-family residential housing starts in the U.S. The demand for new homes is dependent on a variety of factors, including job growth, changes in population and demographics, the availability and cost of mortgage financing, the supply of new and existing homes, and consumer confidence. Certain developments have led to a more challenging macro-economic environment, such as broad-based inflation, the rapid rise in mortgage rates, and home price appreciation. These developments have impacted the U.S. housing market, including the residential repair and remodel and residential new construction end markets, and have contributed to a recent slowdown in the U.S. housing industry. However, we believe that several factors, including the current high levels of home equity, the fundamental undersupply of housing in the U.S., repair and remodel activity, and demographic shifts, among others, will support demand for our products. For additional information regarding the risk factors impacting our business, refer to Part I, Item 1A, *Risk Factors*.

*Industry Conditions Affecting Demand*

*Residential Repair and Remodel*

We estimate that demand from the residential Repair and Remodel market ("R&R") accounts for approximately 45 percent of our annual sales. Historically, R&R demand conditions have tended to be less cyclical when compared to the residential new construction market, particularly for exterior products that are exposed to the elements and where maintenance is less likely to be deferred for long periods of time. We believe R&R demand is driven by a myriad of factors including, but not limited to: home prices and affordability; raw materials prices; the pace of new household formation; savings rates; employment conditions; and emerging trends, such as the increased popularity of home-based remote working environments. With mortgage rates having risen to multi-year highs, we believe many homeowners who secured a lower interest mortgage will be inclined to stay longer in existing homes, which could benefit R&R demand over the near-to-medium term.

According to the Joint Center For Housing Studies' LIRA Index, R&R demand is expected to return to more normalized levels, following two consecutive years (2020 and 2021) of elevated R&R activity fueled by pandemic-induced changes in housing and lifestyle decisions. At the same time, the total market size of the U.S. R&R market remains significant, with total U.S. homeowner improvements and repairs spending expected to be approximately $485.0 billion by the end of 2023, up from $363.0 billion at the end of 2020.

Further, as the median age of U.S. housing stock increases over time, we anticipate domestic R&R spending will also increase. According to the U.S. Census Bureau and Department of Housing and Urban Development, the median age of a home in the U.S. increased from 23 years in 1985 to 39 years in 2019. Moreover, approximately 80 percent of the current housing stock was built prior to 1999. We believe the increasing average age of the nation's approximate 142 million existing homes will continue to drive demand for repair and remodel projects.

*Residential New Construction*

We estimate that demand from the residential new construction market, including single-family and multi-family units, accounts for approximately 40 percent of our annual sales.

We believe demand for residential new construction is driven by a myriad of factors including, but not limited to: mortgage rates, which recently reached multi-year highs; lending standards; home affordability; employment conditions; savings rates; the rate of population growth and new household formation; builder activity levels; the level of existing home inventory on the market; and consumer sentiment.

According to the U.S. Census Bureau and the U.S. Department of Housing and Urban Development, during the fourth quarter of fiscal 2022, single family housing starts in the United States were approximately 19 percent lower compared to the third quarter of fiscal 2022 and approximately 8 percent lower than that of the first quarter of fiscal 2020, prior to the COVID-19 pandemic, indicating a market slow down following two years of favorable market conditions. As of the end of fiscal 2022, the month's supply of inventory of new homes was nine months, above the 20-year average of six months. For most of the last decade, housing production has lagged population growth and household formation.

We believe our scale, national footprint, strategic supplier relationships, key national customer relationships, and breadth of market leading products and brands position us to serve the residential new construction end market and navigate the changes in the macro-economic environment.

### Commodity Nature of Our Products

Many of the building products we distribute, including lumber, as well as panels, such as OSB and plywood, are commodities that are widely available from various suppliers with prices and volumes determined frequently in a market based on participants' perceptions and expectations of short-term supply and demand factors. The selling price of our commodity products is based on the current market purchase price to replace those products in our inventory, plus adders for our shipping, handling, overhead costs, and our profit margin. At certain times, particularly in a dynamic inflationary commodity market, the selling price for any one or more of the products we distribute, especially those of a commodity nature, may well exceed our purchase price because our prices are based on current replacement cost. At certain other times, the selling price may fall below our purchase price for the same reasons, requiring us to incur short-term losses on specific sales transactions and/or recognize a reserve for the lower of cost or net realizable value respective to our inventory of products of a commodity nature. Therefore, our profitability depends, in significant part, on the impact of commodity prices along with inventory levels. In addition to prices, it is also dependent on managing our cost structure, particularly shipping and handling costs, which represent significant components of our operating costs. Composite lumber and panel prices have been historically volatile.

The following table represents the percentage price changes on a year-over-year basis of the average monthly composite prices for lumber and average monthly composite prices for panels as reflected by Random Lengths, an industry publication, for the periods noted below. In addition to the year-over-year average monthly price changes, composite lumber and composite panel prices for the past three years were exceptionally volatile when compared to historical prices over the last seven years. During 2021, both composite lumber and composite panel prices experienced the largest difference between high and low price levels within a calendar year than any year in the last seven years.

| | Calendar Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 versus 2021 | 2021 versus 2020 | 2020 versus 2019 |
| Increase (decrease) in composite lumber prices | (10)% | 50% | 59% |
| Increase (decrease) in composite panel prices | (18)% | 85% | 56% |

During 2020, pricing for these products declined starting in March 2020, but rebounded during the remaining portion of the second quarter, significantly increasing during most of the third quarter. A two-month decline began in the final weeks of the third quarter and lasted until December 2020. In December 2020, pricing began to rapidly increase towards all-time highs. These market trends resulted in substantial favorable revenue and gross margin comparisons for fiscal 2020 for our structural products and our business as a whole. In 2021, wood-based commodity index prices began January at record or near-record highs and remained at elevated levels through the first quarter and into the second quarter. Prices continued to increase to a historical peak in May 2021 and then began to decline through the end of the second quarter and throughout the third quarter of 2021. During the fourth quarter, prices began to rise again ending 2021, and beginning 2022, at historically elevated levels. During 2022, prices remained at elevated levels through the end of the first quarter, then began to sharply decline over the course of the second quarter. Prices rebounded slightly at the beginning of the third quarter and leveled off closer to the five-year average for the remainder of the year, ending the year below the five-year average. There is significant uncertainty regarding future trends in lumber and panel index prices. We continue to closely monitor these pricing trends, and work to manage our business, inventory levels, and costs accordingly.

### Cost and Availability of the Products We Distribute

The specialty products we distribute are available from select suppliers from which we have established and cultivated relationships in the specific markets we serve. The structural products we distribute are available from a variety of suppliers in both the U.S. and Canada. As a result of lagging effects of the COVID-19 pandemic, manufacturing output was impacted on the specialty side, and to a lesser extent, the structural side, of our business during the first half of fiscal 2022. Supply constraints, which arose from reduced mill output as a result of the pandemic, had an impact on both the availability and pricing of our structural products, which contributed to increased market prices throughout the first half of the year. Reduced manufacturing capacity combined with increased demand for our specialty products also had an impact on the products we distribute in this category, namely vinyl siding, during the first half of 2022. During the back half of fiscal 2022, we saw easing supply constraints, which resulted in increased availability and decreased market prices. We expect supply for our products to be more readily available in fiscal 2023.

*COVID-19 Pandemic*

The global impact of the COVID-19 pandemic has affected our operational and financial performance to varying degrees. The extent of the effects of future public health crises, including a resurgence of COVID, or related containment measures and government responses are highly uncertain and cannot be predicted.

*CARES Act*

In an attempt to assist businesses during the COVID-19 pandemic, Congress enacted the Coronavirus Aid, Relief, and Economic Security ("CARES") Act on March 27, 2020. The CARES Act contained several provisions, including tax-based measures, meant to counteract the effects of the COVID-19 pandemic. After review of the many provisions, we took advantage of several of the provisions, including the deferral of our defined benefit plan pension contribution, deferral of the payment of employer payroll taxes, and the increase in the percentage of allowable percentage of interest expense under Section 163(j) of the Internal Revenue Code ("IRC").

During fiscal 2020, as a result of the CARES Act, we elected to defer the payment of employer payroll taxes that would normally be paid during fiscal 2020. The total amount of our payroll tax deferral under the CARES Act was approximately $6.3 million. These taxes were required to be paid in two tranches, with 50 percent due by the end of 2021 and 50 percent due by the end of 2022. We made payments of approximately $3.2 million in December 2021 and $3.1 million in December 2022.

**Results of Operations**

*Fiscal 2022 Compared to Fiscal 2021*

The following table sets forth our results of operations for fiscal 2022 and fiscal 2021, both of which were comprised of 52 weeks.

| | | Fiscal 2022 | % of Net Sales | | Fiscal 2021 | % of Net Sales |
|---|---|---|---|---|---|---|
| | | | ($ in thousands) | | | |
| Net sales | $ | 4,450,214 | 100.0% | $ | 4,277,178 | 100.0% |
| Gross profit | | 832,984 | 18.7% | | 778,427 | 18.2% |
| Selling, general, and administrative | | 366,305 | 8.2% | | 322,205 | 7.5% |
| Depreciation and amortization | | 27,613 | 0.6% | | 28,192 | 0.7% |
| Amortization of deferred gains on real estate | | (3,934) | (0.1)% | | (3,935) | (0.1)% |
| Gains from sales of property | | (144) | 0.0% | | (8,427) | (0.2)% |
| Other operating expenses | | 4,057 | 0.1% | | 2,315 | 0.1% |
| Operating income | | 439,087 | 9.9% | | 438,077 | 10.2% |
| Interest expense, net | | 42,272 | 0.9% | | 45,507 | 1.1% |
| Other expense (income), net | | 2,054 | 0.0% | | (1,306) | 0.0% |
| Income before provision for income taxes | | 394,761 | 8.9% | | 393,876 | 9.2% |
| Provision for income taxes | | 98,585 | 2.2% | | 97,743 | 2.3% |
| Net income | $ | 296,176 | 6.7% | $ | 296,133 | 6.9% |

The following table sets forth changes in net sales by product category.

| | | Fiscal 2022 | | | Fiscal 2021 | |
|---|---|---|---|---|---|---|
| | | | ($ in thousands) | | | |
| *Net sales by product category* | | | | | | |
| Specialty products | $ | 2,871,628 | 64.5 % | $ | 2,520,305 | 58.9 % |
| Structural products | | 1,578,586 | 35.5 % | | 1,756,873 | 41.1 % |
| Total net sales | $ | 4,450,214 | 100.0 % | $ | 4,277,178 | 100.0 % |

The following table sets forth gross margin dollars and percentages by product category versus comparable prior periods.

| | Fiscal 2022 | | Fiscal 2021 | |
|---|---|---|---|---|
| | ($ in thousands) | | | |
| *Gross profit by product category:* | | | | |
| Specialty products | $ | 640,370 | $ | 561,520 |
| Structural products | | 192,614 | | 216,907 |
| Total gross profit | $ | 832,984 | $ | 778,427 |
| | | | | |
| *Gross margin % by product category* | | | | |
| Specialty products | | 22.3 % | | 22.3 % |
| Structural products | | 12.2 % | | 12.3 % |
| Total gross margin % | | 18.7 % | | 18.2 % |

***Discussion of Results of Operations for Fiscal 2022 Compared to Fiscal 2021***

For fiscal 2022, we generated net sales of $4.5 billion, an increase of $173.0 million when compared to fiscal 2021. We generated $833.0 million in gross profit in fiscal 2022, an increase of $54.6 million compared to the prior-year period, and overall gross margin percentage increased from 18.2 percent to 18.7 percent year over year. Strategic pricing of our specialty products is the primary contributor to the increase in our overall sales and profitability year over year.

Net sales of specialty products, which includes products such as engineered wood, siding, millwork, outdoor living, specialty lumber and panels, and industrial products, increased $351.3 million to $2.9 billion in fiscal 2022. Strategic pricing of our specialty products during fiscal 2022 resulted in improved revenue and gross profit growth, partially offset by lower volume when compared to the prior-year period, where we saw historically strong demand. Specialty products gross profit increased $78.9 million to $640.4 million, with specialty gross margin remaining flat at 22.3 percent for fiscal 2022 compared to fiscal 2021.

Net sales of structural products, which includes products such as lumber, plywood, oriented strand board, rebar, and remesh, decreased $178.3 million to $1.6 billion in fiscal 2022. The decrease in wood-based commodity prices of our structural products and modestly lower volume are the primary contributors to the decrease in net sales for fiscal 2022. Our structural gross profit decreased $24.3 million to $192.6 million and our structural gross margin percentage for fiscal 2022 decreased to 12.2 percent from 12.3 percent in the prior-year period, primarily attributable to the decrease in wood-based commodity prices of our structural products, partially offset by strategic structural product inventory management.

Our selling, general, and administrative expenses increased 13.7 percent, or $44.1 million, compared to fiscal 2021. The increase in sales, general, and administrative expenses is due primarily to increases in logistics expenses of $17.4 million related to increased delivery costs, primarily resulting from increases in fuel prices, $22.3 million related to key growth and productivity initiatives, and $4.5 million related to higher variable incentive compensation, such as sales commissions and stock compensation. The decrease in gains from sales of property in fiscal 2022 from fiscal 2021 in the amount of $8.3 million is due to the sale of two non-operational properties during fiscal 2021, which resulted in a larger gain as compared to the sale of assets previously held for sale during the same period in 2022. Other operating expenses increased $1.7 million compared to fiscal 2021 primarily due to higher restructuring related costs, including severance payments, incurred in fiscal 2022.

Interest expense, net, decreased by 7.1 percent, or $3.2 million, compared to fiscal 2021. The decrease is primarily due to $7.4 million in debt issuance costs expensed in fiscal 2021 related to the extinguishment of our former term loan facility and credit limit reduction of our revolving credit facility, partially offset by an increase due to capital structure mix changes, as our senior secured notes carry a higher interest rate than our former revolving credit facility. Other expense (income), net, increased $3.4 million compared to fiscal 2021 primarily due to an increase in other non-operating expenses.

Our effective tax rate was 25.0 percent and 24.8 percent for fiscal 2022 and fiscal 2021, respectively. Our effective tax rate for both periods was impacted by the permanent addback of certain nondeductible expenses, including meals and entertainment and executive compensation. Each period also includes a benefit from the vesting of restricted stock units during fiscal 2022 and fiscal 2021. Our effective tax rate for fiscal 2021 also benefited from the partial release of our valuation allowance for state net operating loss carryforwards as compared to fiscal 2022.

Our net income for fiscal 2022 was $296.2 million, or $31.51 per diluted share, versus $296.1 million, or $29.99 per diluted share, in the prior-year period due primarily to an increase in gross profit driven by strategic pricing related to our specialty products, in conjunction with lower interest expense. This was offset by increases in our operating expenses and income tax expense.

**Liquidity and Capital Resources**

We expect our material cash requirements for the foreseeable future, including the next 12 months will be for our:

- Periodic estimated income tax payments, as required;
- Periodic interest payments associated with our senior secured notes, as discussed in Note 9, *Long-Term Debt*;
- Lease agreements which have fixed lease payment obligations, as discussed in Note 14, *Lease Commitments*.

We expect our primary sources of liquidity for the next 12 months to be cash flows from sales and operating activities in the normal course of our operations and availability from our revolving credit facility, as needed, and we expect that these sources will be sufficient to fund our ongoing cash requirements for the foreseeable future, including at least the next 12 months. We expect to meet our long-term liquidity needs with cash flows from operations and financing arrangements.

*Sources and Uses of Cash*

*Operating Activities*

Net cash provided by operating activities totaled $400.3 million during fiscal 2022. This cash activity was primarily driven by net income of $296.2 million combined with changes in our working capital components after adjusting for the impact of working capital related to our acquisition of Vandermeer. See Note 2, *Business Combination* for more information about our acquisition and related working capital amounts acquired. The changes in working capital components resulted in an increase in cash due to a decrease in accounts receivables of $101.3 million and a decrease inventory of $20.8 million, partially offset by a decrease in accounts payable of $31.8 million. During fiscal 2022, we completed the repurchase of properties previously contributed to the BlueLinx Corporation Hourly Retirement Plan for $11.1 million. The cash outflow associated with the purchase of these properties is included in pension contributions within the operating activities section of our consolidated statement of cash flows for fiscal 2022.

Net cash provided by operating activities totaled $145.0 million during fiscal 2021. This cash activity was primarily driven by net income of $296.1 million, which included a non-cash charge for debt-issuance costs expensed during the period for our extinguished term loan facility and reduced revolving credit facility of $7.4 million in addition to a non-cash adjustment for our gains on sales of property of $8.4 million, combined with changes in our working capital components. The changes in working capital components included a decrease in cash due to an increase in accounts receivable of $46.0 million and an increase inventory of $146.4 million, partially offset by an increase in cash due to an increase in accounts payable of $14.8 million.

*Investing Activities*

Net cash used in investing activities was $98.7 million during fiscal 2022, which was primarily driven by $63.8 million in cash, net of cash acquired, used to fund our acquisition of Vandermeer in the fourth quarter of fiscal 2022, as well as $35.9 million in cash paid for investments in our business to improve operational performance and productivity throughout fiscal 2022.

Net cash used in investing activities was $4.1 million during fiscal 2021, which was primarily driven by cash paid for investments in equipment of $14.4 million throughout fiscal 2021, partially offset by cash received from the sale of real estate of $10.3 million.

*Financing Activities*

Net cash used in financing activities was $87.9 million during fiscal 2022, which was primarily driven by $66.4 million spent repurchasing our common stock under our announced share repurchase program, including the ASR Agreement. Additionally, $10.5 million was spent in connection with the repurchase of shares to satisfy employee tax withholdings on the vesting of restricted stock units and $10.9 million was spent for principal payments on our finance lease obligations.

Net cash used in financing activities was $55.8 million during fiscal 2021, which primarily reflected the repayments of the remaining $43.2 million balance on our term loan and net repayments on our revolving credit facility of $286.6 million, in addition to principal payments on finance lease obligations of $11.2 million, debt financing costs of $5.5 million and repurchase of shares to satisfy employee tax withholdings on the vesting of restricted stock units of $5.2 million, all of which were partially offset by proceeds from the sale of our senior secured notes, net of discount, of $295.9 million.

## Share Repurchase Program

As discussed elsewhere in this Form 10-K, during fiscal 2022, we repurchased a total of 882,346 shares for $66.4 million under our share repurchase program, including shares purchased through the ASR Agreement, at an average price of $75.28 per share. As of December 31, 2022, we have a remaining authorization amount of $33.6 million.

## Operating Working Capital

Operating working capital is an important measurement we use to determine the efficiencies of our operations and our ability to readily convert assets into cash. Operating working capital is defined as the sum of cash, receivables, and inventory less accounts payable. Management of operating working capital helps us monitor our progress in meeting our goals to enhance our return on working capital assets.

*Selected financial information*

|  | December 31, 2022 | January 1, 2022 |
|---|---|---|
|  | (In thousands) | |
| Current assets: |  |  |
| Cash and cash equivalents | $ 298,943 | $ 85,203 |
| Accounts receivable, less allowance for doubtful accounts | 251,555 | 339,637 |
| Inventories, net | 484,313 | 488,458 |
|  | $ 1,034,811 | $ 913,298 |
|  |  |  |
| Current liabilities: |  |  |
| Accounts payable | $ 151,626 | $ 180,000 |
|  | $ 151,626 | $ 180,000 |
|  |  |  |
| Operating working capital | $ 883,185 | $ 733,298 |

Operating working capital increased by $149.9 million to $883.2 million as of December 31, 2022 from $733.3 million as of January 1, 2022. The increase in operating working capital is primarily due to an increase in cash of $213.7 million and a decrease in accounts payable of $28.4 million, partially offset by a decrease in accounts receivable of $88.1 million, and a decrease in inventory of $4.1 million. The increase in cash was driven in large part by the reduction in accounts receivable due to improved collection efforts throughout fiscal 2022, as well as strong operating performance. The decrease in inventory reflects our strategic inventory management efforts throughout fiscal 2022. The decrease in accounts payable is due to the decrease in inventory and the timing of cash disbursements.

## Debt and Credit Sources

As of December 31, 2022, and January 1, 2022, long-term debt consisted of the following:

|  | December 31, 2022 | January 1, 2022 |
|---|---|---|
|  | (In thousands) | |
| Senior secured notes [1] | $ 300,000 | $ 300,000 |
| Revolving credit facility [2] | — | — |
| Finance lease obligations [3] | 273,075 | 274,717 |
|  | 573,075 | 574,717 |
| Unamortized debt issuance costs | (4,057) | (4,701) |
| Unamortized bond discount costs | (3,519) | (4,028) |
|  | 565,499 | 565,988 |
| Less: current maturities of long-term debt | 7,089 | 7,864 |
| Long-term debt, net of current maturities | $ 558,410 | $ 558,124 |

[1] As of December 31, 2022 and January 1, 2022, our long-term debt was comprised of $300.0 million of senior secured notes issued in October 2021. These notes are presented under the long-term debt caption of our balance sheet at $292.4 million and $291.3 million at December 31, 2022 and January 1, 2022, respectively. This presentation is net of their discount of

$3.5 million and $4.0 million and the combined carrying value of our debt issuance costs of $4.1 million and $4.7 million at December 31, 2022 and January 1, 2022, respectively. Our senior secured notes are presented in this table at their face value.

[2] The average effective interest rate was zero percent and 2.5 percent for the years ended December 31, 2022 and January 1, 2022, respectively.

[3] Refer to Note 14, *Lease Commitments*, for interest rates associated with finance lease obligations.

*Senior Secured Notes*

In October 2021, we completed a private offering of $300.0 million of our six percent senior secured notes due 2029 (the "2029 Notes"), and in connection therewith we entered into an indenture (the "Indenture") with the guarantors party thereto and Truist Bank, as trustee and collateral agent. The 2029 Notes were issued to investors at 98.625 percent of their principal amount and will mature on November 15, 2029. The majority of net proceeds from the offering of the 2029 Notes were used to repay borrowings under our revolving credit facility, as defined below.

*Revolving Credit Facility*

In April 2018, we entered into a revolving credit facility with Wells Fargo Bank, National Association, as administrative agent ("the Agent"), and certain other financial institutions party thereto. In August 2021, we entered into a second amendment to our revolving credit facility to, among other things, extend the maturity date of the facility to August 2, 2026, and reduce the interest rate on borrowings under the facility (as amended, the "Revolving Credit Facility"). In October 2021, in conjunction with the offering of our 2029 Notes, we reduced the credit limit of the Revolving Credit Facility from $600.0 million to $350.0 million. In conjunction with the reduction in the credit limit of our Revolving Credit Facility, we expensed approximately $1.6 million of debt issuance costs during the fourth quarter of 2021. These costs are included within interest expense, net on the consolidated statements of operations and reported separately as an adjustment to net income in our consolidated statements of cash flows. The Revolving Credit Facility provides for a senior secured asset-based revolving loan and letter of credit facility of up to $350.0 million. The Borrowers' obligations under the Revolving Credit Facility are secured by a security interest in substantially all of our and our subsidiaries' assets (other than real property), including inventories, accounts receivable, and proceeds from those items.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to (i) LIBOR plus a margin ranging from 1.25 percent to 1.75 percent, with the margin determined based upon average excess availability for the immediately preceding fiscal quarter for loans based on LIBOR, or (ii) the Agent's base rate plus a margin ranging from 0.25 percent to 0.75 percent, with the margin based upon average excess availability for the immediately preceding fiscal quarter for loans based on the base rate.

Our Revolving Credit Facility includes available interest rate options based on LIBOR, which will be discontinued as an available rate option after June 30, 2023. Under the terms of the facility, LIBOR will be replaced with SOFR with respect to the applicable variable rate interest options thereunder, with effect on or before June 30, 2023.

Borrowings under the Revolving Credit Facility are subject to availability under the Borrowing Base (as that term is defined in the revolving credit agreement). The Borrowers are required to repay revolving loans thereunder to the extent that such revolving loans exceed the Borrowing Base then in effect. The Revolving Credit Facility may be prepaid in whole or in part from time to time without penalty or premium, but including all breakage costs incurred by any lender thereunder.

As of December 31, 2022, we had zero outstanding borrowings and excess availability, including cash in qualified accounts, of $645.4 million under our Revolving Credit Facility. As of January 1, 2022, we had zero outstanding borrowings and excess availability, including cash in qualified accounts, of $431.7 million under our Revolving Credit Facility. Available borrowing capacity under our Revolving Credit Facility was $346.5 million on December 31, 2022 and January 1, 2022, respectively. Our average effective interest rate under the facility was zero percent and 2.5 percent for the years ended December 31, 2022 and January 1, 2022, respectively.

The Revolving Credit Facility contains certain financial and other covenants, and our right to borrow under the Revolving Credit Facility is conditioned upon, among other things, our compliance with these covenants. We were in compliance with all covenants under the Revolving Credit Facility as of December 31, 2022.

*Term Loan Facility*

On April 2, 2021, we repaid the remaining outstanding principal balance of our former term loan facility, and, as a result, as of January 1, 2022 and December 31, 2022, we had zero outstanding borrowings under the term loan facility, which has been extinguished. In connection with our repayment of the outstanding principal balance in full on April 2, 2021, we expensed $5.8

million of debt issuance costs that we were amortizing in connection with our former term loan facility. These costs are included within interest expense, net on the consolidated statements of operations and reported separately as an adjustment to net income in our consolidated statements of cash flows.

As the facility was paid in full as of April 2, 2021, our average effective interest rate under the facility, exclusive of fees and prepayment premiums, was zero percent and 8.0 percent for the years ended December 31, 2022 and January 1, 2022, respectively.

### Finance Lease Commitments

Our finance lease liabilities consist of leases related to equipment and vehicles, and to real estate, with the majority of those finance lease commitments relating to the real estate financing transactions that we completed in recent years. We recognized $9.1 million and $10.5 million for tractors acquired as a component of our fleet investment plan during fiscal 2022 and fiscal 2021, respectively. Our total finance lease commitments totaled $273.1 million and $274.7 million as of December 31, 2022 and January 1, 2022, respectively. Of the $273.1 million of finance lease commitments as of December 31, 2022, $243.8 million related to real estate and $29.3 million related to equipment. Of the $274.7 million of finance lease commitments as of January 1, 2022, $244.0 million related to real estate and $30.7 million related to equipment.

### Investments in Property and Equipment

Our investments in capital assets consist of cash paid for owned assets and the inception of financing lease arrangements for long-lived assets to support our distribution infrastructure. The gross value of these assets are included in property and equipment, at cost on our consolidated balance sheet. For fiscal 2022, we invested $45.0 million in long-lived assets primarily related to investments in our distribution facilities and to a lesser extent, upgrading our fleet, which includes $35.9 million in cash investments and $9.1 million in new finance leases recognized for tractors acquired as a component of our fleet investment plan. For fiscal 2021, we invested $25.0 million in long-lived assets primarily related to investments in our distribution facilities and to a lesser extent, upgrading our fleet, which includes $14.4 million in cash investments and $10.5 million in new finance leases recognized for tractors acquired as a component of our fleet investment plan.

### Pension Funding Obligations

We were required to make cash contributions during fiscal 2021 and fiscal 2020 totaling approximately $0.3 million, and $0.8 million, respectively, relating to our fiscal 2021 and fiscal 2020 funding year pension contributions. We continue to evaluate pension funding obligations and requirements in order to meet our obligations. See Note 11, *Employee Benefits*, in the notes to the consolidated financial statements for more information related to our defined benefit pension plan and our plan to terminate.

### Interest Rates

Our Revolving Credit Facility includes available interest rate options based on LIBOR, which will be discontinued as an available rate option after June 30, 2023. Under the terms of our Revolving Credit Facility, LIBOR will be replaced with SOFR with respect to the applicable variable rate interest options thereunder, with effect on or before June 30, 2023. There can be no assurances as to whether SOFR will be a more or less favorable reference rate than LIBOR, and the consequences of replacing LIBOR with SOFR cannot be entirely predicted. However, at this time, we do not believe that the replacement of LIBOR by SOFR as a reference rate in our revolving credit facility will have a material adverse effect on our financial position or materially affect our interest expense.

### Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements.

### Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to: (1) revenue recognition; (2) income taxes; (3) business combinations; (4) goodwill; and (5) pension benefit obligation.

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. All of these estimates reflect our best judgment about current, and for some estimates future, economic and market conditions and their potential effects based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in our recording additional pension liabilities, or increased tax liabilities, among other effects.

Management has discussed the development, selection, and disclosure of critical accounting policies and estimates with the audit committee of the Company's board of directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results ultimately may differ from these estimates and assumptions. For a discussion of the Company's significant accounting policies, see Note 1, *Summary of Significant Accounting Policies*, in the notes to consolidated financial statements.

*Revenue Recognition*

We recognize revenue when the following criteria are met: (1) contract with the customer has been identified; (2) performance obligations in the contract have been identified; (3) transaction price has been determined; (4) the transaction price has been allocated to the performance obligations; and (5) when (or as) performance obligations are satisfied. For us, this generally means that we recognize revenue when title to our products is transferred to our customers. Title usually transfers upon shipment to, or receipt at, our customers' locations, as determined by the specific sales terms of each transaction. Our customers can earn certain incentives including, but not limited to, cash discounts and rebates. These incentives are deducted from revenue recognized. In preparing the financial statements, management must make estimates related to the contractual terms, customer performance, and sales volume to determine the total amounts recorded as deductions from revenue. Management also considers past results in making such estimates. The actual amounts ultimately paid may be different from our estimates, and recorded once they have been determined.

*Income Taxes*

Our annual tax rate is based on our income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Judgment is required in determining our annual tax expense and in evaluating our tax positions. We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that the positions become uncertain based upon one of the following: (1) the tax position is not "more likely than not" to be sustained; (2) the tax position is "more likely than not" to be sustained, but for a lesser amount; or (3) the tax position is "more likely than not" to be sustained, but not in the financial period in which the tax position was originally taken. For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings, and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without considerations of the possibility of offset or aggregation with other tax positions taken. We adjust these reserves, including any impact on the related interest and penalties, in light of changing facts and circumstances, such as the progress of a tax audit. Refer to Note 8, *Income Taxes*, in the notes to the consolidated financial statements.

A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. The tax benefit that has been previously reserved because of a failure to meet the "more likely than not" recognition threshold would be recognized in our income tax expense in the first interim period when the uncertainty disappears under any one of the following conditions: (1) the tax position is "more likely than not" to be sustained; (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the tax position has expired. Settlement of any particular issue would usually require the use of cash.

Tax law requires items to be included in the tax return at different times than when these items are reflected in the consolidated financial statements. As a result, the annual tax rate reflected in our consolidated financial statements is different from that reported in our tax return (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities. The tax rates used to determine deferred tax assets or liabilities are the enacted tax rates in effect for the year and manner in which the differences are expected to reverse. Based on the evaluation of available information, we recognize future tax benefits, such as net operating loss carryforwards, to the extent that realizing these benefits is considered more likely than not.

We evaluate our ability to realize the tax benefits associated with deferred tax assets by analyzing our forecasted taxable income using both historical and projected future operating results, the reversal of existing taxable temporary differences, taxable income in prior carryback years (if permitted), and the availability of tax planning strategies. A valuation allowance is required to be established unless management determines that it is more likely than not that we will ultimately realize the tax benefit associated with a deferred tax asset. As of December 31, 2022, positive evidence continued to outweigh negative evidence, as such no valuation allowance was deemed necessary except to the extent of certain state net operating losses. The valuation allowances related to our net operating losses as of December 31, 2022 was approximately $4.1 million. See Note 8, *Income Taxes*, in the notes to consolidated financial statements.

*Business Combinations*

We account for business combinations by recognizing the assets acquired and liabilities assumed at the acquisition date fair value. In valuing certain acquired assets and liabilities, fair value estimates use Level 3 inputs, including future expected cash flows and discount rates. Goodwill is measured as the excess of consideration transferred over the fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments arising from new facts and circumstances are recorded to the consolidated statements of operations. The results of operations of acquisitions are reflected in our consolidated financial statements from the date of acquisition.

Accounting for business combinations requires our management to make significant estimates and assumptions about intangible assets, obligations assumed and pre-acquisition contingencies, including uncertain tax positions and tax-related valuation allowances and reserves, where applicable. Critical inputs and assumptions in valuing certain of the intangible assets include, but are not limited to, future expected cash flows from customer relationships and developed technologies; the acquired Company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined Company's product portfolio; and discount rates.

*Goodwill*

Goodwill is not subject to amortization, and is tested for impairment at least annually. We perform our annual goodwill impairment test as of the first day of our fiscal fourth quarter. This test requires us to assign goodwill to a reporting unit and to determine if the fair value of the reporting unit's goodwill is less than its carrying amount. We have identified that we have a single reporting unit and we assign our goodwill to that reporting unit. As of December 31, 2022, our goodwill was $55.4 million.

We also evaluate goodwill for impairment between annual impairment tests if an event occurs or circumstances change that would indicate the carrying amounts may be impaired. Such events and indicators may include, without limitation, significant declines in the industries in which our products are used, significant changes in capital market conditions, and significant changes in our market capitalization.

*Pension Benefit Obligation*

As discussed in Note 11, *Employee Benefits*, in the notes to consolidated financial statements, our pension benefit obligation was $82.7 million and exceeded the fair value of pension plan assets of $81.2 million, resulting in an unfunded obligation of $1.5 million. The estimation of the pension benefit obligation is dependent on actuarial methods and the selection of assumptions, such as the applicable discount rate and mortality rates. These assumptions have a significant effect on the projected benefit obligation.

**Recently Issued Accounting Pronouncements**

For a summary of recent accounting pronouncements applicable to our consolidated financial statements, see Note 1, *Summary of Significant Accounting Policies*, in the notes to consolidated financial statements.

# ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to certain market risks as part of our on-going business operations. Our exposure includes commodity price risk and interest rate risk.

## *Commodity Price Risk*

Many of the building products that we distribute, including oriented strand board ("OSB"), plywood, lumber, and rebar, are commodities whose price is determined by the market's supply and demand for such products. Prices of commodity products can also change as a result of national and international economic conditions, labor and freight costs, competition, market speculation, government regulation, and trade policies, as well as from periodic delays in the delivery of products. Short-term increases in the cost of these materials, some of which are subject to significant fluctuations, are sometimes passed on to our customers, but our pricing quotation periods and pricing pressure from our competitors may limit our ability to pass on such price changes. We may also be limited in our ability to pass on increases in freight costs on our products. We may enter into derivative financial instruments to mitigate the potential impact of commodity price fluctuations on our results of operations or cash flows. As of December 31, 2022, we had no such derivative financial instruments in place. For further discussion of commodity price risk, refer to Item 1A, *Risk Factors* of this Form 10-K and "Factors That Affect Our Operating Results and Trends" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

## *Interest Rate Risk*

We may experience changes in interest expense if changes in our debt occur. Changes in market interest rates could also affect our interest expense. We are exposed to interest rate risk arising from fluctuations in variable-rate LIBOR, or other applicable benchmark rate, when we have loan amounts outstanding on our revolving credit facility. We do not believe that a one percent increase in interest rates, for example, would have a material effect on our results of operations or cash flows. As of December 31, 2022, we had no outstanding borrowings on our revolving credit facility. Our senior secured notes bear interest at a fixed rate, therefore, our interest expense related to these notes would not be affected by an increase in market interest rates. We may enter into derivative financial instruments to mitigate the potential impact of interest rate risk on our results of operations or cash flows. As of December 31, 2022, we had no such derivative financial instruments in place. For further discussion of our indebtedness and related interest rate risk, refer to Note 9, *Long-Term Debt* and Item 1A, *Risk Factors* of this Form 10-K.

# ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

## Index to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of BlueLinx Holdings Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BlueLinx Holdings Inc. (the Company) as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit) and cash flows for each of the two fiscal years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the two fiscal years in the period ended December 31, 2022 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2023 expressed an unqualified opinion thereon.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### *Valuation of the Pension Benefit Obligation*

| | |
|---|---|
| *Description of the Matter* | As discussed in Note 11 of the consolidated financial statements, the Company's pension benefit obligation was $82.7 million and exceeded the fair value of pension plan assets of $81.2 million, resulting in an unfunded obligation of $1.5 million. The estimation of the pension benefit obligation is dependent on actuarial methods and the selection of assumptions, such as the applicable discount rate and mortality rates. Auditing the valuation of the pension benefit obligation was complex due to the judgmental nature of the actuarial assumptions used in the valuation process. These assumptions have a significant effect on the pension benefit obligation. |

| *How We Addressed the Matter in Our Audit* | We tested controls that address the risks of material misstatements related to the valuation of the pension benefit obligation. For example, we tested controls over management's review of the methodology used, significant actuarial assumptions, including management's review of the selected discount and mortality rates with the Company's external actuary, and the completeness and accuracy of the data inputs provided to the external actuary. |
|---|---|
| | To test the pension benefit obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions discussed above, and the underlying data used by the Company. We compared the actuarial assumptions used by management to its historical accounting practices and evaluated the change in the pension benefit obligation from the prior year due to the change in interest cost, actuarial loss and benefits paid. In addition, we involved an actuarial specialist to assist with our procedures. For example, the discount rate reflects the rates at which benefits could effectively be settled and is based on current investment yields of high-quality corporate bonds. The Company uses an actuarially-developed full yield curve approach in establishing its discount rate. We evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments. As part of this assessment, we developed an upper and lower yield curve using high quality bonds with characteristics appropriate for testing the development of the Company's yield curve to evaluate its reasonability. To evaluate the mortality rate, we assessed whether the information was consistent with publicly available information, and whether any entity-specific adjustments were applied. We also tested the completeness and accuracy of the underlying data, including the participant data provided to management's actuarial specialists. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Atlanta, Georgia
February 21, 2023

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Stockholders of**
**BlueLinx Holdings Inc. and subsidiaries**
**Marietta, Georgia**

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of stockholders' equity (deficit) of BlueLinx Holdings, Inc. (the "Company") as of January 2, 2021, the related consolidated statements of operations and comprehensive income and cash flows for the year ended January 2, 2021 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 2, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.


/s/ BDO USA, LLP


We served as the Company's auditor from 2015 until 2021.


Atlanta, Georgia
March 3, 2021

# BLUELINX HOLDINGS INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| | Fiscal Year Ended December 31, 2022 | | Fiscal Year Ended January 1, 2022 | | Fiscal Year Ended January 2, 2021 |
|---|---|---|---|---|---|
| | (In thousands, except per share data) | | | | |
| Net sales | $ | 4,450,214 | $ | 4,277,178 | $ | 3,097,328 |
| Cost of sales | | 3,617,230 | | 3,498,751 | | 2,619,594 |
| Gross profit | | 832,984 | | 778,427 | | 477,734 |
| Operating expenses: | | | | | | |
| Selling, general, and administrative | | 366,305 | | 322,205 | | 314,228 |
| Depreciation and amortization | | 27,613 | | 28,192 | | 28,901 |
| Amortization of deferred gains on real estate | | (3,934) | | (3,935) | | (4,008) |
| Gains from sales of property | | (144) | | (8,427) | | (10,529) |
| Other operating expenses | | 4,057 | | 2,315 | | 6,901 |
| Total operating expenses | | 393,897 | | 340,350 | | 335,493 |
| Operating income | | 439,087 | | 438,077 | | 142,241 |
| Non-operating expenses (income): | | | | | | |
| Interest expense, net | | 42,272 | | 45,507 | | 47,414 |
| Other expense (income), net | | 2,054 | | (1,306) | | (254) |
| Income before provision for income taxes | | 394,761 | | 393,876 | | 95,081 |
| Provision for income taxes | | 98,585 | | 97,743 | | 14,199 |
| Net income | $ | 296,176 | $ | 296,133 | $ | 80,882 |
| | | | | | | |
| Basic income per share | $ | 31.75 | $ | 30.80 | $ | 8.58 |
| Diluted income per share | $ | 31.51 | $ | 29.99 | $ | 8.55 |
| | | | | | | |
| Comprehensive income: | | | | | | |
| Net income | $ | 296,176 | $ | 296,133 | $ | 80,882 |
| Other comprehensive (loss) income: | | | | | | |
| Actuarial gain (loss) on defined benefit plan, net of tax | | (3,057) | | 5,546 | | (2,202) |
| Amortization of unrecognized pension gain, net of tax | | 627 | | 1,064 | | 788 |
| Other | | 378 | | 22 | | (15) |
| Total other comprehensive (loss) income | | (2,052) | | 6,632 | | (1,429) |
| Comprehensive income | $ | 294,124 | $ | 302,765 | $ | 79,453 |

See the accompanying notes to the consolidated financial statements.

# BLUELINX HOLDINGS INC.
## CONSOLIDATED BALANCE SHEETS

|  | December 31, 2022 | January 1, 2022 |
|---|---|---|
|  | (In thousands, except share data) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 298,943 | $ 85,203 |
| Accounts receivable, less allowances of $3,449 and $4,024, respectively | 251,555 | 339,637 |
| Inventories, net | 484,313 | 488,458 |
| Other current assets | 42,121 | 31,869 |
| Total current assets | 1,076,932 | 945,167 |
| | | |
| Property and equipment, net | 205,609 | 181,154 |
| Operating lease right-of-use assets | 45,717 | 49,568 |
| Goodwill | 55,372 | 47,772 |
| Intangible assets, net | 34,989 | 13,603 |
| Deferred tax assets | 56,169 | 60,285 |
| Other non-current assets | 15,254 | 19,905 |
| Total assets | $ 1,490,042 | $ 1,317,454 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 151,626 | $ 180,000 |
| Accrued compensation | 22,556 | 22,363 |
| Taxes payable | — | 6,138 |
| Finance lease liabilities - short-term | 7,089 | 7,864 |
| Operating lease liabilities - short-term | 7,432 | 5,145 |
| Real estate deferred gains - short-term | 3,935 | 3,934 |
| Pension benefit obligation - short-term | 1,521 | — |
| Other current liabilities | 16,518 | 18,347 |
| Total current liabilities | 210,677 | 243,791 |
| Non-current liabilities: | | |
| Long-term debt, net of debt issuance costs of $4,057 and $4,701, respectively | 292,424 | 291,271 |
| Finance lease liabilities - long-term | 265,986 | 266,853 |
| Operating lease liabilities - long-term | 40,011 | 44,526 |
| Real estate deferred gains - long-term | 70,403 | 74,206 |
| Pension benefit obligation - long-term | — | 11,605 |
| Other non-current liabilities | 20,512 | 21,953 |
| Total liabilities | 900,013 | 954,205 |
| Commitments and contingencies | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock, $0.01 par value, 20,000,000 shares authorized, 9,048,603 and 9,725,760 outstanding on December 31, 2022 and January 1, 2022, respectively | 90 | 97 |
| Additional paid-in capital | 200,748 | 268,085 |
| Accumulated other comprehensive loss | (31,412) | (29,360) |
| Accumulated stockholders' equity | 420,603 | 124,427 |
| Total stockholders' equity | 590,029 | 363,249 |
| Total liabilities and stockholders' equity | $ 1,490,042 | $ 1,317,454 |

See the accompanying notes to the consolidated financial statements.

# BLUELINX HOLDINGS INC.
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

| | Common Stock | | Additional Paid-In Capital | Accumulated Other Comprehensive Loss | Retained Earnings (Accumulated Deficit) | Stockholders' Equity (Deficit) Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| | (In thousands) | | | | | |
| Balance, December 28, 2019 | 9,366 | $ 94 | $ 260,974 | $ (34,563) | $ (252,588) | $ (26,083) |
| Net income | — | — | — | — | 80,882 | 80,882 |
| Impact of defined pension plan, net of tax | — | — | — | (1,414) | — | (1,414) |
| Vesting of restricted stock units | 127 | 1 | — | — | — | 1 |
| Compensation related to share-based grants | — | — | 5,992 | — | — | 5,992 |
| Repurchase of shares to satisfy employee tax withholdings | (30) | — | (271) | — | — | (271) |
| Other | — | — | — | (15) | — | (15) |
| Balance, January 2, 2021 | 9,463 | $ 95 | $ 266,695 | $ (35,992) | $ (171,706) | $ 59,092 |
| Net income | — | — | — | — | 296,133 | 296,133 |
| Impact of defined pension plan, net of tax | — | — | — | 6,610 | — | 6,610 |
| Vesting of restricted stock units | 379 | 2 | — | — | — | 2 |
| Compensation related to share-based grants | — | — | 6,590 | — | — | 6,590 |
| Repurchase of shares to satisfy employee tax withholdings | (116) | — | (5,193) | — | — | (5,193) |
| Other | — | — | (7) | 22 | — | 15 |
| Balance, January 1, 2022 | 9,726 | $ 97 | $ 268,085 | $ (29,360) | $ 124,427 | $ 363,249 |
| Net income | — | — | — | — | 296,176 | 296,176 |
| Impact of defined pension plan, net of tax | — | — | — | (2,430) | — | (2,430) |
| Vesting of restricted stock units | 337 | 3 | (3) | — | — | — |
| Compensation related to share-based grants | — | — | 9,617 | — | — | 9,617 |
| Repurchase of shares to satisfy employee tax withholdings | (132) | (1) | (10,533) | — | — | (10,534) |
| Common stock repurchase and retirement | (882) | (9) | (66,418) | — | — | (66,427) |
| Other | — | — | — | 378 | — | 378 |
| Balance, December 31, 2022 | 9,049 | $ 90 | $ 200,748 | $ (31,412) | $ 420,603 | $ 590,029 |

See the accompanying notes to the consolidated financial statements.

# BLUELINX HOLDINGS INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

|  | Fiscal Year Ended December 31, 2022 | Fiscal Year Ended January 1, 2022 | Fiscal Year Ended January 2, 2021 |
|---|---|---|---|
|  | (In thousands) | | |
| **Cash flows from operating activities:** | | | |
| Net income | $ 296,176 | $ 296,133 | $ 80,882 |
| Adjustments to reconcile net income to cash provided by operations: | | | |
| Depreciation and amortization | 27,613 | 28,192 | 28,901 |
| Amortization of debt discount and issuance costs | 1,153 | 1,411 | 3,881 |
| Adjustment to debt issuance cost associated with term loan/revolver | — | 7,394 | — |
| Gains from sales of property | (144) | (8,427) | (10,529) |
| Deferred income tax | 5,289 | 356 | (8,420) |
| Share-based compensation | 9,617 | 6,590 | 5,992 |
| Amortization of deferred gain from real estate | (3,934) | (3,935) | (4,008) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 101,266 | (45,994) | (100,771) |
| Inventories | 20,759 | (146,350) | 3,698 |
| Accounts payable | (31,808) | 14,837 | 32,815 |
| Taxes payable | (6,138) | (1,709) | 10,156 |
| Pension contributions | (11,876) | (1,100) | (1,493) |
| Other current assets | (11,635) | 712 | (9,546) |
| Other assets and liabilities | 3,959 | (3,087) | 23,461 |
| Net cash provided by operating activities | 400,297 | 145,023 | 55,019 |
| | | | |
| **Cash flows from investing activities:** | | | |
| Acquisition of business, net of cash acquired | (63,767) | — | — |
| Proceeds from sale of assets | 964 | 10,327 | 12,849 |
| Property and equipment investments | (35,886) | (14,415) | (3,689) |
| Net cash provided by (used in) investing activities | (98,689) | (4,088) | 9,160 |
| | | | |
| **Cash flows from financing activities:** | | | |
| Borrowings on revolving credit facilities | — | 949,080 | 843,905 |
| Repayments on revolving credit facilities | — | (1,235,724) | (882,155) |
| Repayments on term loan | — | (43,204) | (103,470) |
| Proceeds from senior secured notes | — | 295,861 | — |
| Proceeds from real estate financing transactions | — | — | 78,263 |
| Common stock repurchase and retirement | (66,427) | — | — |
| Debt financing costs | — | (5,459) | (3,350) |
| Repurchase of shares to satisfy employee tax withholdings | (10,534) | (5,193) | (271) |
| Principal payments on finance lease liabilities | (10,907) | (11,175) | (8,662) |
| Net cash used in financing activities | (87,868) | (55,814) | (75,740) |
| | | | |
| Net change in cash and cash equivalents | 213,740 | 85,121 | (11,561) |
| Cash and cash equivalents at beginning of period | 85,203 | 82 | 11,643 |
| Cash and cash equivalents at end of period | $ 298,943 | $ 85,203 | $ 82 |
| | | | |
| **Supplemental cash flow information:** | | | |
| Net income tax payments during the period | $ 111,197 | $ 98,855 | $ 14,377 |
| Interest paid during the period | $ 44,054 | $ 33,236 | $ 43,502 |
| **Noncash transactions:** | | | |
| Additions of fleet assets under finance leases | $ 9,092 | $ 10,549 | $ 3,833 |

See the accompanying notes to the consolidated financial statements.

## 1. Summary of Significant Accounting Policies

### Basis of Presentation

BlueLinx is a leading wholesale distributor of residential and commercial building products in the United States. We are a "two-step" distributor. Two-step distributors purchase products from manufacturers and distribute those products to dealers and other suppliers in local markets, who then sell those products to end users. We carry a broad portfolio of both branded and private-label stock keeping units ("SKUs") across two principal product categories: specialty products and structural products. Specialty products include items such as engineered wood, siding, millwork, outdoor living, specialty lumber and panels, and industrial products. Structural products include items such as lumber, plywood, oriented strand board, rebar, and remesh. We also provide a wide range of value-added services and solutions aimed at relieving distribution and logistics challenges for our customers and suppliers, while enhancing their marketing and inventory management capabilities. Our consolidated financial statements include the accounts of BlueLinx Holdings Inc. and its wholly owned subsidiaries. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated.

We operate on a 5-4-4 fiscal calendar. Our fiscal year ends on the Saturday closest to December 31 of that fiscal year and may comprise 53 weeks in certain years. Our 2022 fiscal year contained 52 weeks and ended on December 31, 2022. Fiscal 2021 contained 52 weeks and ended on January 1, 2022. Fiscal 2020 contained 53 weeks and ended on January 2, 2021.

### Reclassification of Prior Period Presentation

For the years ended January 1, 2022 and January 2, 2021, we have reclassified certain items within the presentation of our statement of cash flows to align with our statement of cash flows presentation for the year ended December 31, 2022. Our reclassifications are limited to the operating activities section and include presenting pension contributions, which were previously presented within the change of other assets and liabilities, as an individual item within changes in operating assets and liabilities. These reclassifications, we believe, provide an enhanced level of transparency with regards to the presentation of our statement of cash flows.

### Use of Estimates

Our financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates based on assumptions about current, and for some estimates, future economic and market conditions, which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations and financial position.

The global impact of the COVID-19 pandemic may also affect our accounting estimates, which may materially change from period to period due to changing market factors. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

### Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration we expected to be entitled to in exchange for those goods or services. The timing of revenue recognition largely is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board ("FOB") shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer's delivery site.

All revenues recognized are net of trade allowances, cash discounts, and sales returns. Cash discounts and sales returns are estimated using historical experience. Trade allowances are based on the estimated obligations and historical experience. Adjustments to earnings resulting from revisions to estimates on discounts and returns have been immaterial for each of the reported periods.

In addition, we provide inventory to certain customers through pre-arranged agreements on a consignment basis. Customer consigned inventory is maintained and stored by certain customers; however, ownership and risk of loss remains with us.

## Shipping and Handling

Outbound shipping and handling costs included in "Selling, general, and administrative" expenses were $160.3 million, $149.2 million, and $151.2 million for fiscal 2022, fiscal 2021, and fiscal 2020, respectively. Shipping and handling costs include amounts related to the administration of our logistical infrastructure, handling of material in our warehouses, and amounts pertaining to the delivery of products to our customers, such as fuel and maintenance costs for our mobile fleet, wages for our drivers, and third party freight charges.

## Cash and Cash Equivalents

Cash equivalents consist of short-term investments that have an original maturity of three months or less at the date of purchase. At December 31, 2022 and January 1, 2022, the majority of our cash and cash equivalents were comprised of money market funds that are broadly diversified and invested in high-quality, short-duration securities, including U.S. government agency securities, and similar instruments. We have significant amounts of cash and cash equivalents that are in excess of federally insured limits. Though we have not experienced any losses on our cash and cash equivalents to date and we do not anticipate incurring any losses, we cannot be assured that we will not experience losses on our cash and cash equivalents.

## Accounts Receivable

Accounts receivable are stated at net realizable value, do not bear interest, and consist of amounts owed for orders shipped to customers. Management establishes an overall credit policy for sales to customers. The allowance for doubtful accounts is determined based on a number of factors including specific customer account reviews, historical loss experience, current economic trends, and the creditworthiness of significant customers based on ongoing credit evaluations.

## Inventory Valuation

The cost of all inventories is determined by the moving average cost method. We have included all material charges directly or indirectly incurred in bringing inventory to its existing condition and location. We evaluate our inventory value at the end of each quarter to ensure that inventory, when viewed by category, is carried at the lower of cost or net realizable value, which also considers items that may be considered damaged, excess, and obsolete inventory. As of December 31, 2022, we recorded a lower of cost or net realizable value reserve of $2.6 million and no reserve as of January 1, 2022.

## Consideration Received from Vendors and Paid to Customers

Each fiscal year, we enter into agreements with many of our vendors providing for inventory purchase rebates, generally based on achievement of specified volume purchasing levels. We also receive rebates related to price protection and various marketing allowances that are common industry practice. We accrue for the receipt of vendor rebates based on purchases, and also reduce inventory to reflect the net acquisition cost (purchase price less expected purchase rebates).

In addition, we enter into agreements with many of our customers to offer customer rebates, generally based on achievement of specified sales levels and various marketing allowances that are common industry practice. We accrue for the payment of customer rebates based on sales to the customer, and also reduce sales to reflect the net sales (sales price less expected customer rebates). Adjustments to earnings resulting from revisions to rebate estimates have been immaterial.

## Property and Equipment

Property and equipment are recorded at cost. Lease obligations for which we assume or retain substantially all the property rights and risks of ownership are capitalized. Amortization of assets recorded under finance leases is included in "Depreciation and amortization" expense. Replacements of major units of property are capitalized and the replaced properties are retired. Replacements of minor components of property and repair and maintenance costs are charged to expense as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from seven to 15 years for land improvements, 15 to 33 years for buildings, and three to seven years for machinery and equipment. Upon retirement or disposition of assets, cost and accumulated depreciation are removed from the related accounts and any gain or loss is included in income.

We assess long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. If it is determined that the carrying amount of an asset is not recoverable, we compare the carrying amount of the asset to its fair value as estimated using discounted expected future cash flows, market values or replacement values for similar assets. The amount by which the carrying amount exceeds the fair value of the asset, if any, is recognized as an impairment loss.

## Assets Held for Sale

Certain assets and liabilities met the held for sale classification criteria as of January 1, 2022. Assets and liabilities held for sale are recorded at the lower of their carrying value or fair value less estimated cost to sell and are classified within other current assets and other current liabilities, respectively, in the consolidated balance sheets. Depreciation is suspended on assets upon classification as held for sale. As of December 31, 2022, we had no assets or liabilities classified as held for sale.

Assets held for sale as of January 1, 2022, consisted of fixed assets, at net book value, and current assets, including raw material and work in process inventory, affiliated with one of our business locations in the Midwest. Liabilities classified as held for sale included current liabilities, such as accounts payable, directly associated with those assets held for sale that were be transferred with the assets held for sale. We planned to sell these assets and transfer these liabilities within the next 12 months.

## Self-Insurance

The Company is self-insured for its non-union and certain unionized employee health benefits. We have purchased stop-loss insurance in order to establish certain limits to our exposure on a per claim basis, both individually and in the aggregate. Health benefits for some unionized employees for fiscal 2022 and 2021 were paid directly to a union trust, depending upon the union-negotiated benefit arrangement. The Company is also self-insured, up to certain limits, for workers' compensation losses, general liability, and automotive liability losses, all subject to varying "per occurrence" retentions or deductible limits.

The Company provides for estimated costs to settle both known claims and claims incurred but not yet reported by making periodic prepayments, considering our retention and stop loss limits. Liabilities of the Company associated with these claims are estimated, in part, by considering the frequency and severity of historical claims, both specific to us, as well as industry-wide loss experience and other actuarial assumptions. We determine our insurance obligations with the assistance of actuarial firms. Since there are many estimates and assumptions involved in recording insurance liabilities, and in the case of workers' compensation, a significant period of time elapses before the ultimate resolution of claims, differences between actual future events, and prior estimates and assumptions could result in adjustments to these liabilities. The Company has deposits on hand with certain third-party insurance administrators and insurance carriers to cover its obligation for future payment of claims. These deposits are recorded in other current and non-current assets in our consolidated balance sheets.

## Leases

We are the lessee in a lease contract when we obtain the right to control an asset associated with a particular lease. For operating leases, we record a right-of-use ("ROU") asset that represents our right to use an underlying asset for the lease term, and a corresponding lease liability that represents our obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Financing ROU assets associated with finance leases are included in property and equipment. Leases with a lease term of 12 months or less at inception are not recorded on our consolidated balance sheet and are expensed on a straight-line basis over the lease term in our consolidated statement of operations and comprehensive income. We determine the lease term by assuming the exercise of renewal options that are reasonably certain. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. When our contracts contain lease and non-lease components, we account for both components as a single lease component. See Note 14, *Lease Commitments,* for further discussion.

## Income Taxes

We account for deferred income taxes using the liability method. Accordingly, we recognize deferred tax assets and liabilities based on the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet. A valuation allowance is recorded to reduce deferred tax assets when necessary. For additional information about our income taxes, see Note 8, *Income Taxes*.

## Pension

We sponsor a noncontributory defined benefit pension plan administered solely by us (the "pension plan"). Most of the participants in the plan are inactive, with all remaining active participants no longer accruing benefits, and the plan is closed to new entrants. Our funding policy for the pension plan is based on actuarial calculations and the applicable requirements of federal law. Benefits under the pension plan primarily are related to years of service.

We are involved in various multiemployer pension plans ("MEPPs") that provide retirement benefits to certain union employees in accordance with certain collective bargaining agreements ("CBAs"). As one of many participating employers in these MEPPs, we are generally responsible with the other participating employers for any plan underfunding. Our contributions to a particular MEPP are established by the applicable CBAs; however, our required contributions may increase based on the funded status of an MEPP and legal requirements such as those of the Pension Act, which requires substantially underfunded MEPPs to implement a funding improvement plan ("FIP") or a rehabilitation plan ("RP") to improve their funded status.

*Fair Value*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance for fair value measurements establishes a three-level hierarchy that prioritizes the inputs to valuation models based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:

- Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date

- Level 2 - Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

- Level 3 - Inputs are unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions

The fair value measurement guidance also establishes, as a practical expedient, that certain investments are not to be classified in the fair value hierarchy when they are measured at fair value using net asset value ("NAV").

The carrying value of the Company's cash, cash equivalents, trade receivables, and trade payables approximate their fair values because of their short-term nature. See Note 10, *Fair Value Measurements*, for additional information with respect to the Company's fair value measurements.

*Business Combinations*

We account for business combinations by recognizing the assets acquired and liabilities assumed at the acquisition date fair value. In valuing certain acquired assets and liabilities, fair value estimates use Level 3 inputs, including future expected cash flows and discount rates. Goodwill is measured as the excess of consideration transferred over the fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments arising from new facts and circumstances are recorded to the consolidated statements of operations. The results of operations of acquisitions are reflected in our consolidated financial statements from the date of acquisition.

*Recent Accounting Standards - Adopted*

*Credit Impairment Losses*. In June 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)." This ASU sets forth a current expected credit loss ("CECL") model which requires the measurement of all expected credit losses for financial instruments or other assets (e.g., trade receivables), held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model, is applicable to the measurement of credit losses on financial assets measured at amortized cost, and applies to some off-balance sheet credit exposures. The standard also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. We adopted this standard in the first quarter of 2022 and the implementation did not have a material impact to our consolidated financial statements.

*Reference Rate Reform*. In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The standard provides temporary guidance to ease the potential burden in accounting for reference rate reform primarily resulting from the discontinuation of the publication of certain tenors of the London Inter-bank Offered Rate ("LIBOR") on December 31, 2021, with complete elimination of the publication of the LIBOR by June 30, 2023. The amendments in this ASU are elective and apply to all entities that have contracts referencing the LIBOR.

Our revolving credit agreement, as further discussed in Note 9, *Long-Term Debt*, to these consolidated financial statements, currently references the LIBOR for determining interest payable on current and future borrowings and includes provisions for the use of alternative rates if the LIBOR is unavailable. The guidance in this ASU provides a practical expedient which simplifies accounting analyses under current U.S. GAAP for contract modifications if the change is directly related to a change from the LIBOR to a new interest rate index. We adopted this standard prospectively in the first quarter of 2022. The implementation did not have a material impact to our consolidated financial statements or to any key terms of our revolving credit agreement other than the discontinuation of the LIBOR.

*Income Taxes.* In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes." This ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Accounting Standards Codification ("ASC") 740 and also clarifies and amends existing guidance to improve consistent application. The amendments in this standard are effective for interim periods and fiscal years beginning after December 15, 2020. We adopted this standard effective for fiscal year 2021. The adoption of the standard did not have a material impact on our consolidated financial statements.

## 2. Business Combination

On October 3, 2022, we acquired all the outstanding stock of Vandermeer Forest Products ("Vandermeer"), a premier wholesale distributor of building products, for preliminary total consideration of $69.3 million. Preliminary total consideration includes a purchase price of $67.0 million plus a preliminary estimate for cash acquired and net adjustments for working capital related to the transaction. The purchase price of $67.0 million includes $63.4 million for the business and $3.6 million for a distribution facility and real estate located in Spokane, Washington, which was acquired in transaction. The acquisition was funded with cash on hand. Vandermeer was founded in 1972 and serves more than 250 customers across the Pacific Northwest, Alaska, Hawaii, British Columbia and Alberta from distribution facilities in Kent, Spokane, and Marysville, Washington. The acquisition of Vandermeer provides us with direct access to customers within Seattle and Portland, two of the top 15 highest growth repair and remodel and new construction markets in the United States. Additionally, with our acquisition of Vandermeer, we now have coast-to-coast reach and serve all 50 states.

The Vandermeer acquisition has been accounted for as a business combination using the acquisition method, and the Vandermeer results of operations are included in our results of operations from the October 3, 2022 acquisition date through the end of fiscal 2022. Vandermeer contributed revenues of $25.5 million from October 3, 2022 through the end of fiscal 2022. The assets acquired and liabilities assumed were recognized at their acquisition date fair values. The acquisition accounting, including fair value estimations, is subject to change as we finalize all assessments over the assets and liabilities that were acquired on the acquisition date. The primary area of the preliminary acquisition accounting that is not yet finalized relates to settlement of the holdback liability, specifically as it relates to adjustments for final working capital balances.

The following table summarizes the components of the preliminary consideration:

|  | Preliminary Consideration Transferred |
| --- | --- |
|  | (In thousands) |
| Cash consideration paid to and on behalf of shareholder | $ 62,929 |
| Holdback liability[(1)] | 6,344 |
| Total preliminary consideration transferred | 69,273 |

[(1)] Included in the total preliminary consideration as of December 31, 2022 is a $6.3 million holdback liability held in escrow for general representations and warranties of the seller that is scheduled to be settled approximately 18 months after the acquisition date.

The excess of total purchase price, which includes the aggregate cash consideration paid in excess of the fair value of the tangible and intangible assets acquired, was recorded as goodwill. The goodwill recognized is attributable to the expected operating synergies and growth potential that we expect to realize from the acquisition. Goodwill also includes certain other intangible assets that do not qualify for separate recognition, such as an assembled workforce. We intend to make a 338(h)(10) tax election which will allow us to deduct goodwill generated from the acquisition for tax purposes.

When determining the fair values of assets acquired and liabilities assumed, management made estimates, judgments and assumptions. The following table summarizes the preliminary values of the assets acquired and liabilities assumed at the date of the acquisition:

| | Preliminary Allocation as of Acquisition Date |
| --- | --- |
| | (In thousands) |
| Estimated fair value of identifiable assets acquired and liabilities assumed | |
| Cash | 5,506 |
| Accounts receivable | 13,180 |
| Inventory | 16,538 |
| Property, plant and equipment | 3,955 |
| Operating lease right-of-use assets | 714 |
| Prepaid expenses and other assets | 701 |
| Intangible assets and goodwill: | |
| Customer relationships | 23,000 |
| Trade names | 1,000 |
| Non-compete agreements | 700 |
| Goodwill | 7,600 |
| Accounts payable | (1,738) |
| Accrued compensation | (994) |
| Operating lease liability | (714) |
| Other current liabilities | (175) |
| Total estimated fair value of net assets acquired | $ 69,273 |

The estimated useful life for the customer relationships, trade names, and non-compete agreements is 12 years, three years, and five years, respectively.

## 3. Inventories

Our inventories consist almost entirely of finished goods inventory, with an immaterial amount of work-in-process inventory. The cost of all inventories is determined by the moving average cost method. We have included all material charges directly incurred in bringing inventory to its existing condition and location. We evaluate our inventory value at the end of each quarter to ensure that inventory, when viewed by category, is carried at the lower of cost or net realizable value, which also considers items that may be considered damaged, excess, and obsolete inventory.

As of the end of fiscal 2022, we recorded a lower of cost or net realizable value reserve of $2.6 million as a result of the decrease in the value of our structural lumber and panel inventory related to the decline in wood-based commodity prices as of the end of the period.

As of the end of fiscal 2021, we assessed the carrying value of our inventory and determined it was presented at the lower of cost or net realizable value and that a reserve was not necessary.

## 4. Revenue Recognition

We recognize revenue when the following criteria are met: (1) contract with the customer has been identified; (2) performance obligations in the contract have been identified; (3) transaction price has been determined; (4) the transaction price has been allocated to the performance obligations; and (5) when (or as) performance obligations are satisfied.

Contracts with our customers are generally in the form of standard terms and conditions of sale. From time to time, we may enter into specific contracts, which may affect delivery terms. Performance obligations in our contracts generally consist solely of delivery of goods. For all sales channel types, consisting of warehouse, direct, and reload sales, we typically satisfy our performance obligations upon shipment. Our customer payment terms are typical for our industry, and may vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not deemed to be significant by us. For certain sales channels and/or products, our standard terms of payment may be as early as ten days.

In addition, we provide inventory to certain customers through pre-arranged agreements on a consignment basis. Customer consigned inventory is maintained and stored by certain customers; however, ownership and risk of loss remains with us.

All revenues recognized are net of trade allowances (i.e., rebates), cash discounts, and sales returns. Cash discounts and sales returns are estimated using historical experience. Trade allowances are based on the estimated obligations and historical experience. Adjustments to earnings resulting from revisions to estimates on discounts and returns have been insignificant for each of the reported periods. Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers and reduce revenues recognized. We believe that there will not be significant changes to our estimates of variable consideration.

The following table presents our revenues disaggregated by revenue source. Sales and usage-based taxes are excluded from revenues.

| | Fiscal Year Ended | | |
| | December 31, 2022 | January 1, 2022 | January 2, 2021 |
| | (In thousands) | | |
|---|---|---|---|
| Specialty products | $ 2,871,628 | $ 2,520,305 | $ 1,865,125 |
| Structural products | 1,578,586 | 1,756,873 | 1,232,203 |
| Total net sales | $ 4,450,214 | $ 4,277,178 | $ 3,097,328 |

The following table presents our revenues disaggregated by sales channel. Warehouse sales are delivered from our warehouses. Reload sales are similar to warehouse sales but are shipped from non-warehouse locations, most of which are operated by third-parties, where we store owned products to enhance our operating efficiencies. This channel is employed primarily to service strategic customers that would be less economical to service from our warehouses, and to distribute large volumes of imported products from port facilities. Direct sales are shipped from the manufacturer to the customer without our taking physical possession of the inventory and, as a result, typically generate lower margins than our warehouse and reload distribution channels. This distribution channel requires the lowest amount of committed capital and fixed costs. Sales and usage-based taxes are excluded from revenues.

| | Fiscal Year Ended | | |
| | December 31, 2022 | January 1, 2022 | January 2, 2021 |
| | (In thousands) | | |
|---|---|---|---|
| Warehouse and reload | $ 3,714,898 | $ 3,513,277 | $ 2,617,850 |
| Direct | 815,864 | 832,871 | 525,650 |
| Cash discounts and rebates | (80,548) | (68,970) | (46,172) |
| Total net sales | $ 4,450,214 | $ 4,277,178 | $ 3,097,328 |

*Practical Expedients and Exemptions*

We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling, general, and administrative expense.

We have made an accounting policy election to treat outbound shipping and handling activities as a selling, general and administrative expense.

### 5. Goodwill and Other Intangible Assets

As of December 31, 2022 and January 1, 2022, our intangible assets consist of goodwill and other intangible assets including customer relationships, noncompete agreements, and trade names.

*Goodwill*

Goodwill is the excess of the cost of an acquired entity over the fair value of tangible and intangible assets (including customer relationships, noncompete agreements, and trade names) acquired and liabilities assumed under acquisition accounting for business combinations.

Goodwill is not subject to amortization but must be tested for impairment at least annually. This test requires us to assign goodwill to a reporting unit and to determine if the fair value of the reporting unit's goodwill is less than its carrying amount. We evaluate goodwill for impairment as of the first day of our fourth quarter, which was October 2, 2022 for fiscal 2022. We completed our annual assessment of goodwill in the fourth quarter of fiscal 2022 using a qualitative approach. The qualitative goodwill impairment assessment requires us to evaluate factors, based on the weight of evidence, to determine whether our single reporting unit's carrying value would more likely than not exceed its fair value.

As part of our goodwill qualitative testing process for our reporting unit, we evaluate various factors that are specific to the reporting unit, as well as industry and macroeconomic factors, in order to determine whether they are reasonably likely to have a material impact on the fair value of our reporting unit. Based on the qualitative analysis performed in fiscal 2022, we concluded that there were no changes that were reasonably likely to cause the fair value of our reporting unit to be less than its carrying value and determined that there was no impairment of our goodwill.

In addition, we will evaluate the carrying value of goodwill for impairment between annual impairment tests if an event occurs or circumstances change that would indicate the carrying amounts may be impaired. Such events and indicators may include, without limitation, significant declines in the industries in which our products are used, significant changes in capital market conditions, and significant changes in our market capitalization. No such indicators were present in fiscal 2022 and fiscal 2021.

The following table provides information related to the carrying amount of our goodwill:

|  | Total Carrying Amount |
|---|---|
|  | (In thousands) |
| Balance at January 2, 2021 | $ 47,772 |
| Acquisitions | — |
| Balance at January 1, 2022 | $ 47,772 |
| Acquisitions | 7,600 |
| Balance at December 31, 2022 | $ 55,372 |

*Definite-Lived Intangible Assets*

The gross carrying amounts, accumulated amortization, and net carrying amounts of our definite-lived intangible assets at December 31, 2022 were as follows:

| | Weighted Average Remaining Useful Lives | Gross Carrying Amounts | Accumulated Amortization[1] | Net Carrying Amounts |
|---|---|---|---|---|
| | | (In thousands) | | |
| Customer relationships | 10 | $ 48,500 | $ (15,093) | $ 33,407 |
| Non-compete agreements | 5 | 8,954 | (8,289) | 665 |
| Trade names | 3 | 7,826 | (6,909) | 917 |
| Total | | $ 65,280 | $ (30,291) | $ 34,989 |

[1] Intangible assets except customer relationships are amortized on straight line basis. Certain of our customer relationships are amortized on a double declining balance method and certain others are amortized on a straight line basis.

The gross carrying amounts, accumulated amortization, and net carrying amounts of our definite-lived intangible assets at January 1, 2022 were as follows:

| | Weighted Average Remaining Useful Lives | Gross Carrying Amounts | Accumulated Amortization[1] | Net Carrying Amounts |
|---|---|---|---|---|
| | | (In thousands) | | |
| Customer relationships | 8 | $ 25,500 | $ (12,492) | $ 13,008 |
| Non-compete agreements | 1 | 8,254 | (7,659) | 595 |
| Trade names | — | 6,826 | (6,826) | — |
| Total | | $ 40,580 | $ (26,977) | $ 13,603 |

[1] Intangible assets except customer relationships are amortized on straight line basis. Customer relationships are amortized on a double declining balance method.

*Amortization Expense*

Amortization expense for the definite-lived intangible assets was $3.4 million, $5.3 million, and $7.5 million for the years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

Estimated annual amortization expense for definite-lived intangible assets over the next five fiscal years is as follows:

| Fiscal Year Ended | Estimated Amortization |
|---|---|
| | (In thousands) |
| 2023 | $ 4,232 |
| 2024 | 3,930 |
| 2025 | 3,765 |
| 2026 | 3,471 |
| 2027 | 3,340 |

## 6. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2022 and January 1, 2022, consisted of the following:

| | December 31, 2022 | | January 1, 2022 |
|---|---|---|---|
| | (In thousands) | | |
| Land and land improvements | $ 24,829 | $ | 19,679 |
| Buildings | 179,936 | | 169,730 |
| Machinery and equipment | 138,351 | | 120,091 |
| Construction in progress | 17,753 | | 8,753 |
| | 360,869 | | 318,253 |
| Accumulated depreciation | (155,260) | | (137,099) |
| Property and equipment, net | $ 205,609 | $ | 181,154 |

Depreciation expense was $24.2 million, $22.8 million, and $21.3 million for the years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

## 7. Assets Held for Sale

As of December 31, 2022, we had no assets or liabilities classified as held for sale. As of January 1, 2022, the net book value of total assets classified as held for sale was $2.6 million and was included in other current assets in our consolidated balance sheet. As of January 1, 2022, the book value of total liabilities classified as held for sale was $1.9 million and was included in other current liabilities in our consolidated balance sheet.

Assets classified as held for sale as of January 1, 2022, consisted of fixed assets, at net book value, and current assets, including raw material and work in process inventory, affiliated with one of our business locations in the Midwest. Liabilities classified as held for sale as of January 1, 2022 included current liabilities, such as accounts payable, directly associated with those assets held for sale that were to be transferred with the assets held for sale. As of January 1, 2022, we planned to sell these assets and transfer these liabilities within the next 12 months. During the second quarter of 2022, we completed the sale of assets and liabilities previously classified as held for sale.

## 8. Income Taxes

In fiscal 2022, our statutory rate was 25.4 percent and it was comprised of the federal statutory income tax rate of 21.0 percent and our blended state statutory rate of 4.4 percent. In fiscal 2021, our statutory rate was 25.8 percent and it was comprised of the federal statutory income tax rate of 21.0 percent and our blended state statutory rate of 4.8 percent. In fiscal 2020, our statutory rate was 25.8 percent and it was comprised of the federal statutory income tax rate of 21.0 percent and our blended state statutory rate of 4.8 percent. Our blended state rate is impacted by the mix of our income earned in various states and our federal taxable income, both of which may differ from year to year. Our effective tax rate is impacted by the effects of permanent differences occurring throughout our fiscal year.

For fiscal 2022, fiscal 2021, and fiscal 2020, our effective tax was 25.0 percent, 24.8 percent, and 14.9 percent, respectively.

| | Fiscal Year Ended December 31, 2022 | | Fiscal Year Ended January 1, 2022 | | Fiscal Year Ended January 2, 2021 | |
|---|---|---|---|---|---|---|
| | (In thousands) | | | | | |
| Income before provision for income taxes | $ | 394,761 | $ | 393,876 | $ | 95,081 |
| | | | | | | |
| Federal income taxes: | | | | | | |
| Current | $ | 75,617 | $ | 78,005 | $ | 19,673 |
| Deferred | | 3,184 | | (1,585) | | (9,038) |
| State income taxes: | | | | | | |
| Current | | 17,679 | | 19,382 | | 2,946 |
| Deferred | | 2,105 | | 1,941 | | 618 |
| Provision for income taxes | $ | 98,585 | $ | 97,743 | $ | 14,199 |
| | | | | | | |
| Effective tax rate | | 25.0 % | | 24.8 % | | 14.9 % |

Our provision for income taxes is reconciled to the federal statutory amount as follows:

| | Fiscal Year Ended December 31, 2022 | | Fiscal Year Ended January 1, 2022 | | Fiscal Year Ended January 2, 2021 | |
|---|---|---|---|---|---|---|
| | (In thousands) | | | | | |
| Federal income taxes computed at the federal statutory tax rate | $ | 82,898 | $ | 82,628 | $ | 19,967 |
| State income taxes, net of federal benefit | | 16,171 | | 18,970 | | 4,636 |
| Valuation allowance change arising from state net operating losses | | (193) | | (3,018) | | (4,101) |
| Valuation allowance change arising from interest deduction limitation | | — | | — | | (4,806) |
| Uncertain tax positions | | (333) | | 91 | | (1,879) |
| Permanent differences arising from compensation | | (71) | | 686 | | 500 |
| Other | | 113 | | (1,614) | | (118) |
| Provision for income taxes | $ | 98,585 | $ | 97,743 | $ | 14,199 |

At December 31, 2022, we recorded an income tax receivable of $9.9 million and is included within other current assets on our consolidated balance sheets. Our financial statements contain certain deferred tax assets which primarily result from other temporary differences related to certain reserves, pension obligations, differences between book and tax depreciation and amortization, and state net operating losses. We record a valuation allowance against our net deferred tax assets when we determine that, based on the weight of available evidence, it is more likely than not that our net deferred tax assets will not be realized. For fiscal 2022 and fiscal 2021, the components of our net deferred income tax assets are as follows:

| | | December 31, 2022 | | January 1, 2022 |
|---|---|---|---|---|
| | | (In thousands) | | |
| **Deferred income tax assets:** | | | | |
| Inventory reserves | $ | 5,268 | $ | 4,283 |
| Compensation-related accruals | | 5,807 | | 6,457 |
| Accounts receivable | | 612 | | 632 |
| Property and equipment | | 44,870 | | 47,857 |
| Operating lease liability | | 13,134 | | 13,087 |
| Pension | | 2,885 | | 4,415 |
| Benefit from net operating loss carryovers | | 4,995 | | 5,408 |
| Other | | 397 | | 251 |
| Total gross deferred income tax assets | | 77,968 | | 82,390 |
| Less: valuation allowances | | (4,076) | | (4,269) |
| Total net deferred income tax assets | $ | 73,892 | $ | 78,121 |
| | | | | |
| **Deferred income tax liabilities:** | | | | |
| Intangible assets | $ | (4,559) | $ | (4,749) |
| Operating lease asset | | (12,250) | | (12,611) |
| Other | | (914) | | (476) |
| Total deferred income tax liabilities | | (17,723) | | (17,836) |
| Deferred income tax asset, net | $ | 56,169 | $ | 60,285 |

Activity in our deferred tax asset valuation allowance for fiscal 2022 and 2021 was as follows:

| | | December 31, 2022 | | January 1, 2022 |
|---|---|---|---|---|
| | | (In thousands) | | |
| Balance as of beginning of the fiscal year | $ | 4,269 | $ | 7,287 |
| Valuation allowance provided for taxes related to: | | | | |
| State net operating loss carryforwards | | (193) | | (3,018) |
| Balance as of end of the fiscal year | $ | 4,076 | $ | 4,269 |

We have recorded income tax and related interest liabilities where we believe certain of our tax positions are not more likely than not to be sustained if challenged. These balances are included in other noncurrent liabilities in our consolidated balance sheets.

The following table summarizes the activity related to our gross unrecognized tax benefits:

| | | December 31, 2022 | | January 1, 2022 |
|---|---|---|---|---|
| | | ($ in thousands) | | |
| Balance at beginning of the fiscal year | $ | 2,205 | $ | 2,262 |
| Reductions due to lapse of applicable statute of limitations | | (333) | | (57) |
| Balance at end of the fiscal year | $ | 1,872 | $ | 2,205 |

Included in the unrecognized tax benefits as of December 31, 2022 and January 1, 2022, were approximately $1.9 million and $2.2 million, respectively of tax benefits that, if recognized, would reduce our annual effective tax rate for fiscal 2022 and 2021. No penalties were accrued for either 2022 or 2021. We have accrued interest associated with our unrecognized tax benefits which we release as those benefits are realized due to the lapse of applicable statute of limitations. Interest expense associate with our unrecognized tax benefits is reported as interest expense, net in our consolidated statement of operations and comprehensive income.

*Impacts of the Tax Act and CARES*

In December of 2017, the U.S. enacted comprehensive tax legislation under the Tax Cuts and Jobs Act, ("The Tax Act"), which made broad and complex changes to the tax code. During fiscal 2019, we recorded a valuation allowance of $4.8 million primarily related to interest disallowed for deduction related to changes included in the Tax Act. In March of 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. CARES included a provision which raised the level of deductibility for previously disallowed interest which had been enacted under the Tax Act. During fiscal 2020, because of the provision included in CARES, we benefited from the release of the $4.8 million in valuation allowance which we had recorded during fiscal 2019 under the provisions of the Tax Act. We had no impact to our income tax provision in fiscal 2021 or 2022 from either The Tax Act nor CARES.

*Net Operating Losses*

At the end of fiscal 2021, our gross state net operating loss carryovers were $98.6 million and our tax-effected state net operating loss carryovers were $5.4 million, of which $4.3 million was subject to a valuation allowance arising from expiration date when considered in conjunction with state limitations related to Internal Revenue Code ("IRC") Section 382. At the end of fiscal 2022, our gross state net operating loss carryovers were $92.2 million and our tax-effected state net operating loss carryovers were $5.0 million, of which $4.1 million was subject to a valuation allowance arising from expiration dates when considered in conjunction with state limitation related to IRC Section 382. Our state net operating loss carryovers will expire in 1 to 20 years. During fiscal 2021, we reversed $3.0 million in valuation allowance against our state net operating losses. Based on our taxable income for 2021 in the states where we have net operating loss carryforwards, we believe we will be able to utilize this amount of state net operating losses that were previously reserved by this valuation allowance. We file U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations and may be subject to audit based on periods that are not limited by applicable statutes. Our U.S. federal income tax returns for tax years 2019, 2020 and 2021 remain subject to audit under the federal statute of limitations. Our auditable state income tax returns vary depending on the jurisdiction and its applicable statute of limitations.

Although we believe our estimates are reasonable in the carrying value of our valuation allowances against our deferred tax items, the ultimate determination of the appropriate amounts of valuation allowance involves significant judgement.

*Assessing our Deferred Tax Assets*

Quarterly, we assess the carrying value of our deferred tax assets for impairment by evaluating the weight of available evidence at the end of each fiscal quarter. In our evaluation of the weight of available evidence at the end of fiscal 2022, we considered the recent reported income in the current year, as well as the reported income for 2021 and 2020, which resulted in a three-year cumulative income situation as positive evidence which carried substantial weight. While this was substantial, it was not the only evidence we evaluated. We also considered evidence related to the four sources of taxable income, to determine whether such positive evidence outweighed the negative evidence. The evidence considered included:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years, if carryback is permitted under the tax law; and
- tax planning strategies.

In addition to the positive evidence discussed above, we considered as positive evidence forecasted future taxable income, the future timing of the reversal of our deferred tax assets and liabilities, and the evidence from business and tax planning strategies. At the end of fiscal 2022 and 2021, in our evaluation of the weight of available evidence, we concluded that our deferred tax assets were not impaired other than $4.1 million of the state net operating losses.

## 9. Long-Term Debt

As of December 31, 2022, and January 1, 2022, long-term debt consisted of the following:

| | December 31, 2022 | January 1, 2022 |
|---|---|---|
| | (In thousands) | |
| Senior secured notes [1] | $ 300,000 | $ 300,000 |
| Revolving credit facility [2] | — | — |
| Finance lease obligations [3] | 273,075 | 274,717 |
| | 573,075 | 574,717 |
| Unamortized debt issuance costs | (4,057) | (4,701) |
| Unamortized bond discount costs | (3,519) | (4,028) |
| | 565,499 | 565,988 |
| Less: current maturities of long-term debt | 7,089 | 7,864 |
| Long-term debt, net of current maturities | $ 558,410 | $ 558,124 |

[1] As of December 31, 2022 and January 1, 2022, our long-term debt was comprised of $300.0 million of senior secured notes issued in October 2021. These notes are presented under the long-term debt caption of our balance sheet at $292.4 million and $291.3 million at December 31, 2022 and January 1, 2022, respectively. This presentation is net of their discount of $3.5 million and $4.0 million and the combined carrying value of our debt issuance costs of $4.1 million and $4.7 million at December 31, 2022 and January 1, 2022, respectively. Our senior secured notes are presented in this table at their face value.

[2] The average effective interest rate was zero percent and 2.5 percent for the years ended December 31, 2022 and January 1, 2022, respectively.

[3] Refer to Note 14, *Lease Commitments*, for interest rates associated with finance lease obligations.

*Senior Secured Notes*

In October 2021, we completed a private offering of $300.0 million of our six percent senior secured notes due 2029 (the "2029 Notes"), and in connection therewith we entered into an indenture (the "Indenture") with the guarantors party thereto and Truist Bank, as trustee and collateral agent. The 2029 Notes were issued to investors at 98.625 percent of their principal amount and will mature on November 15, 2029. The majority of net proceeds from the offering of the 2029 Notes were used to repay borrowings under our revolving credit facility, as defined below.

*Revolving Credit Facility*

In April 2018, we entered into a revolving credit facility with Wells Fargo Bank, National Association, as administrative agent ("the Agent"), and certain other financial institutions party thereto. In August 2021, we entered into a second amendment to our revolving credit facility to, among other things, extend the maturity date of the facility to August 2, 2026, and reduce the interest rate on borrowings under the facility (as amended, the "Revolving Credit Facility"). In October 2021, in conjunction with the offering of our 2029 Notes, we reduced the credit limit of the Revolving Credit Facility from $600.0 million to $350.0 million. In conjunction with the reduction in the credit limit of our Revolving Credit Facility, we expensed approximately $1.6 million of debt issuance costs during the fourth quarter of 2021. These costs are included within interest expense, net on the consolidated statements of operations and reported separately as an adjustment to net income in our consolidated statements of cash flows. The Revolving Credit Facility provides for a senior secured asset-based revolving loan and letter of credit facility of up to $350.0 million. The Borrowers' obligations under the Revolving Credit Facility are secured by a security interest in substantially all of our and our subsidiaries' assets (other than real property), including inventories, accounts receivable, and proceeds from those items.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to (i) LIBOR plus a margin ranging from 1.25 percent to 1.75 percent, with the margin determined based upon average excess availability for the immediately preceding fiscal quarter for loans based on LIBOR, or (ii) the Agent's base rate plus a margin ranging from 0.25 percent to 0.75 percent, with the margin based upon average excess availability for the immediately preceding fiscal quarter for loans based on the base rate.

Our Revolving Credit Facility includes available interest rate options based on LIBOR, which will be discontinued as an available rate option after June 30, 2023. Under the terms of the facility, LIBOR will be replaced with the Secured Overnight

Financing Rate ("SOFR") with respect to the applicable variable rate interest options thereunder, with effect on or before June 30, 2023.

Borrowings under the Revolving Credit Facility are subject to availability under the Borrowing Base (as that term is defined in the revolving credit agreement). The Borrowers are required to repay revolving loans thereunder to the extent that such revolving loans exceed the Borrowing Base then in effect. The Revolving Credit Facility may be prepaid in whole or in part from time to time without penalty or premium, but including all breakage costs incurred by any lender thereunder.

As of December 31, 2022, we had zero outstanding borrowings and excess availability, including cash in qualified accounts, of $645.4 million under our Revolving Credit Facility. As of January 1, 2022, we had zero outstanding borrowings and excess availability, including cash in qualified accounts, of $431.7 million under our Revolving Credit Facility. Available borrowing capacity under our Revolving Credit Facility was $346.5 million on December 31, 2022 and January 1, 2022, respectively. Our average effective interest rate under the facility was zero percent and 2.5 percent for the years ended December 31, 2022 and January 1, 2022, respectively.

The Revolving Credit Facility contains certain financial and other covenants, and our right to borrow under the Revolving Credit Facility is conditioned upon, among other things, our compliance with these covenants. We were in compliance with all covenants under the Revolving Credit Facility as of December 31, 2022.

*Term Loan Facility*

On April 2, 2021, we repaid the remaining outstanding principal balance of our former term loan facility, and, as a result, as of January 1, 2022 and December 31, 2022, we had zero outstanding borrowings under the term loan facility, which has been extinguished. In connection with our repayment of the outstanding principal balance in full on April 2, 2021, we expensed $5.8 million of debt issuance costs that we were amortizing in connection with our former term loan facility. These costs are included within interest expense, net on the consolidated statements of operations and reported separately as an adjustment to net income in our consolidated statements of cash flows.

As the facility was paid in full as of April 2, 2021, our average effective interest rate under the facility, exclusive of fees and prepayment premiums, was zero percent and 8.0 percent for the years ended December 31, 2022 and January 1, 2022, respectively.

*Finance Lease Obligations*

Our finance lease liabilities consist of leases related to equipment and vehicles, and real estate, with the majority of those finance leases related to real estate. For more information on our finance lease obligations, refer to Note 14, *Lease Commitments*.

## 10. Fair Value Measurements

*Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis*

Disclosures are required for certain assets and liabilities that are measured at fair value on a nonrecurring basis in periods after initial recognition. Such measurements of fair value relate primarily to assets and liabilities measured at fair value in connection with business combinations and asset impairments. For more information on business combinations, see Note 2, *Business Combination*. There were no material long-lived asset impairments during the fiscal years 2022, 2021, and 2020.

*Fair Value of Debt*

The estimated fair value of the Company's 2029 Notes, as defined above, was determined based on Level 2 input using observable market prices in less active markets. The carrying amount of the Company's Revolving Credit Facility approximates its fair value as the interest rate is variable and reflective of market rates. The following table presents the carrying value and fair value of the Company's 2029 Notes:

|  | December 31, 2022 | | January 1, 2022 | |
|  | Carrying Value | Fair Value | Carrying Value | Fair Value |
| --- | --- | --- | --- | --- |
|  | (In thousands) | | | |
| 2029 Notes | $ 300,000 | $ 283,558 | $ 300,000 | $ 367,569 |

*Fair Value of Defined Benefit Pension Plan*

The fair value hierarchy not only is applicable to assets and liabilities that are included in our consolidated balance sheets, but also is applied to certain other assets that indirectly impact our consolidated financial statements. For example, we sponsor and contribute to a single-employer defined benefit pension plan (see Note 11, *Employee Benefits*). Assets contributed by us become the property of the pension plan. Even though the Company no longer has control over these assets, we are indirectly impacted by subsequent fair value adjustments to these assets. The actual return on these assets impacts our future net periodic benefit cost, as well as amounts recognized in our consolidated balance sheets. The Company uses the fair value hierarchy to measure the fair value of assets held by our pension plan where applicable. Certain investments are measured using the net asset value ("NAV") per share as a practical expedient and have not been classified in the fair value hierarchy.

## 11. Employee Benefits

*Single-Employer Defined Benefit Pension Plan*

We sponsor a noncontributory defined benefit pension plan administered solely by us (the "plan"). Most of the participants in the plan are inactive, with all remaining active participants no longer accruing benefits, and the plan is closed to new entrants. Our funding policy for the plan is based on actuarial calculations and the applicable requirements of federal law. Benefits under the plan primarily are related to years of service.

In October 2022, we notified participants of the plan that, after careful consideration, we intended to terminate the plan and transfer the management and delivery of continuing benefits associated with the plan to a highly rated and qualified insurance company with pension termination experience. The process for terminating a pension plan involves several regulatory steps and approvals, and typically takes 12 to 18 months to complete.

During fiscal 2013, and as previously disclosed, we contributed two properties to the plan in lieu of a cash contribution and entered into a lease for each of these properties. As a component of our plan to terminate the plan, we repurchased these two real estate properties that were held by the plan for $11.1 million, which terminated the associated leases. The repurchase in 2022 included certain land and buildings, located in Charleston, S.C. and Buffalo, N.Y., valued at approximately $11.1 million by independent appraisals prior to the purchase. At the time of repurchase, we were leasing the contributed properties from the plan for an initial term of 20 years with two five-year extension options and had continued to use the properties in our distribution operations since their contribution in fiscal 2013. Each lease provided us a right of first refusal on any subsequent sale by the plan and a repurchase option. At the time of our initial contribution of the properties, the plan engaged an independent fiduciary who managed the properties on behalf of the plan. The plan's independent fiduciary evaluated the property purchase on behalf of the plan and negotiated the terms of the sale. The repurchase amount is included in pension contributions within the operating activities section of our consolidated statements of cash flow for the year ended December 31, 2022.

Our actuarial assumptions for the plan as of fiscal year ended December 31, 2022 include considerations for termination of the plan. We estimate our plan termination will be completed during fiscal 2023, at which time we expect to record a non-cash, pre-tax pension settlement charge equal to the balance of our accumulated other comprehensive loss, which is $27.4 million as of December 31, 2022.

The following tables set forth the change in projected benefit obligation and the change in plan assets for the pension plan:

| | December 31, 2022 | | January 1, 2022 |
|---|---|---|---|
| | (In thousands) | | |
| **Change in projected benefit obligation:** | | | |
| Projected benefit obligation at beginning of period | $ | 105,874 | $ | 113,827 |
| Interest cost | | 2,424 | | 2,019 |
| Actuarial gain | | (19,687) | | (4,106) |
| Benefits paid | | (5,859) | | (5,866) |
| Projected benefit obligation at end of period | $ | 82,752 | $ | 105,874 |
| **Change in plan assets:** | | | |
| Fair value of assets at beginning of period | $ | 94,269 | $ | 91,143 |
| Actual return on plan assets | | (19,055) | | 7,892 |
| Employer contributions | | 11,876 | | 1,100 |
| Benefits paid | | (5,859) | | (5,866) |
| Fair value of assets at end of period | | 81,231 | | 94,269 |
| Net unfunded status of plan | $ | (1,521) | $ | (11,605) |

The accumulated benefit obligation for the pension plan was $82.7 million and $105.9 million at December 31, 2022 and January 1, 2022, respectively. We recognize the unfunded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. As of December 31, 2022 and January 1, 2022, the net unfunded status of our benefit plan was $1.5 million and $11.6 million, respectively. As discussed above, we estimate our plan termination will be completed during fiscal 2023. Accordingly, we have recognized the net unfunded status of our benefit plan as of December 31, 2022 as a current liability in our consolidated balance sheet.

We have elected to utilize a full yield curve approach in the estimation service and interest cost components for pension (income)/expense recognized during the fiscal year by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows.

Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost, including the difference between the actual and expected return plan assets and when certain assumptions used to determine the projected benefit obligation are updated for plan re-measurement, including but not limited to, changes in the discount rate, plan amendments, mortality and other assumptions.

We amortize a portion of unrecognized actuarial gains and losses for the pension plan into our consolidated statements of operations and comprehensive income (loss). The amount recognized in the current year's operations is based on amortizing the unrecognized gains or losses for the pension plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as the corridor. In the current fiscal year, the amount representing the unrecognized gain or loss that exceeds the corridor is amortized over the estimated average remaining life expectancy of participants, as almost all the participants in the plan are inactive.

The net adjustment to other comprehensive income (loss) for fiscal 2022 and fiscal 2021 was a $2.4 million net of tax loss and a $6.6 million net of tax gain, respectively. The adjustments in both fiscal years are primarily due to a combination of actuarial adjustments at year end in addition to the amortization of unrealized gain and/or losses throughout the fiscal year.

The decrease in the unfunded obligation for the fiscal year was approximately $10.1 million and was primarily comprised of $19.7 million of actuarial gain, $19.1 million of negative investment returns, $11.9 million of pension contributions (comprised of our re-purchase of properties previously contributed to the plan in 2013 and their respective annual lease payments), and a charge of $2.4 million due to current year interest cost. The net periodic pension credit was $1.4 million in fiscal 2022 compared to $1.3 million in fiscal 2021, driven primarily by a reduction in the interest cost on the projected benefit obligation.

The unfunded status recorded as pension benefit obligation on our consolidated balance sheets for the plan is set forth in the following table, along with the unrecognized actuarial loss, which is presented as part of accumulated other comprehensive loss:

|  | December 31, 2022 | | January 1, 2022 | |
| --- | --- | --- | --- | --- |
|  | (In thousands) | | | |
| Unfunded status | $ | (1,521) | $ | (11,605) |
| Unrecognized actuarial loss | | 27,438 | | 24,200 |
| Net amount recognized | $ | 25,917 | $ | 12,595 |
| Amounts recognized on the balance sheet consist of: | | | | |
| Accrued pension liability | $ | (1,521) | $ | (11,605) |
| Accumulated other comprehensive loss (pre-tax) | | 27,438 | | 24,200 |
| Net amount recognized | $ | 25,917 | $ | 12,595 |

The net periodic pension credit for the plan included the following:

|  | Fiscal Year Ended December 31, 2022 | | Fiscal Year Ended January 1, 2022 | |
| --- | --- | --- | --- | --- |
|  | (In thousands) | | | |
| Service cost | $ | — | $ | — |
| Interest cost on projected benefit obligation | | 2,424 | | 2,019 |
| Expected return on plan assets | | (4,706) | | (4,560) |
| Amortization of unrecognized loss | | 835 | | 1,283 |
| Net periodic pension credit for the pension plan | $ | (1,447) | $ | (1,258) |

The following assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost:

|  | December 31, 2022 | January 1, 2022 |
| --- | --- | --- |
| Projected benefit obligation: | | |
| Discount rate | 5.34 % | 2.90 % |
| Average rate of increase in future compensation levels | N/A | N/A |
| Net periodic pension: | | |
| Discount rate | 2.38 % | 1.84 % |
| Average rate of increase in future compensation levels | N/A | N/A |
| Expected long-term rate of return on plan assets | 5.20 % | 5.20 % |

Our estimates of the amount and timing of our future funding obligations for our defined benefit pension plan are based upon various assumptions specified above. These assumptions include, but are not limited to, the discount rate, projected return on plan assets, and mortality rates. The rate of increase in future compensation levels has no effect on both the projected benefit obligation and net periodic pension cost, as almost all the participants in the plan are inactive, the remaining active participants are no longer accruing benefits, and the plan is closed to new entrants.

*Assumptions for plan termination settlement liability estimate.* Plan liabilities will be settled through a lump sum offer to certain participants followed by an annuity buyout for remaining participants. The cost of this settlement is developed relative to the plan-based accounting obligations, segmented by participant status and other demographic subgroups where appropriate. The primary drivers of cost are lump sum election rates, the cost of lump sums relative to accounting obligations, and the cost to purchase annuities for participants not electing lump sums.

*Projected return on plan assets.* Pension plan assets are managed under a balanced portfolio allocation policy comprised of two major components: a return-seeking portion and a liability-matching portion. The expected role of return-seeking investments is to achieve a reasonable long-term growth of pension assets with a prudent level of risk, while the role of liability-matching investments is to provide a partial hedge against liability performance associated with changes in interest rates. The objective within return-seeking investments is to achieve asset diversity in order to balance return and volatility. We employ a designated fiduciary to manage the day-to-day investment responsibilities for pension plan assets and relationships with certain agents, advisors, and other fiduciaries.

*The discount rate.* We utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve of high-quality corporate bonds used in determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates.

*Mortality rates.* For fiscal year ended December 31, 2022, in conjunction with our decision to terminate the plan, the valuations and assumptions reflect adoption of the Society of Actuaries RP-2018 mortality tables with generational mortality improvement and adjustments to reflect the characteristics of the plan in conjunction actuarial assumptions customary in the insurance industry. For fiscal year ended January 1, 2022, the valuations and assumptions reflect adoption of the Society of Actuaries updated RP-2014 mortality tables, with a "blue collar employee" adjustment for non-annuitants and a BlueLinx custom adjustment projected from 2015 for annuitants. Additionally, we use the most current generational mortality improvement projection scales, which was MP-2021 as of January 1, 2022.

### Plan Assets and Long-Term Rate of Return

*Fiscal 2022*

We base the asset return assumption on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. The allocation of the plan's assets impacts our expected return on plan assets. The expected return on plan assets is based on a targeted allocation consisting of return-seeking securities (including public equity, real assets, and diversified credit investment strategies), liability-matching securities (fixed income), and cash and cash equivalents. Our net benefit cost increases as the expected return on plan assets decreases. We believe that our actual long-term asset allocations on average will approximate our targeted allocation. Our targeted allocation is driven by our investment strategy to earn a reasonable rate of return while maintaining risk at acceptable levels through the diversification of investments across and within various asset categories. For fiscal 2022, we used a 5.20% expected rate of return on plan assets.

The investment policy for the pension plan, in general, is to achieve a reasonable long-term rate of return on plan assets with an acceptable level of risk in order to maintain adequate funding levels. The pension plan's Investment Committee establishes risk mitigation policies and regularly monitors investment performance and investment allocation policies, with a third-party investment advisor executing on these strategies. We employ a designated fiduciary to manage the day to day investment responsibilities for pension plan assets and relationships with certain agents, advisors, and other fiduciaries.

In conjunction with the decision to terminate the plan, the target allocation of plan assets was adjusted to mitigate funded status risk and support full settlement of assets and liabilities during fiscal 2023. The current targets and actual investment allocation by asset category as of December 31, 2022, consisted of the following:

| Type | Current Target Allocation | Actual Allocation, December 31, 2022 |
|---|---|---|
| Global equity | 4.0 % | 2.8 % |
| Diversified credit | 3.0 % | 2.8 % |
| Real assets | 3.0 % | 2.7 % |
| Liability-hedging | 87.0 % | 73.0 % |
| Cash | 3.0 % | 18.8 % |
| **Total** | 100 % | 100 % |

The following table sets forth by level, within the fair value hierarchy, as defined in Note 1, *Summary of Significant Accounting Policies*, and further discussed in Note 10, *Fair Value Measurements*, pension plan assets at their fair values as of December 31, 2022:

| Type | Quoted prices in active markets of identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant other unobservable inputs (Level 3) | Assets measured at net asset value (NAV)[3] | Total |
|---|---|---|---|---|---|
| | *(In thousands)* | | | | |
| **Return-seeking securities** | | | | | |
| Investments in trusts and funds[1] | $ — | $ — | $ — | $ 6,683 | $ 6,683 |
| **Liabilities-matching securities:** | | | | | |
| Investments in trusts and funds[2] | — | — | — | 59,295 | 59,295 |
| Cash and cash equivalents | 15,253 | — | — | — | 15,253 |
| **Total** | $ 15,253 | $ — | $ — | $ 65,978 | $ 81,231 |

[1] This category is comprised of a collective investment trust of equity funds that track the MSCI All Country World global equity index, a collective investment trust that holds publicly traded listed infrastructure securities, and a pooled investment fund.

[2] This category consists of a collective investment trust investing in Treasury STRIPS, in addition to a collective investment fund that tracks to U.S. government bond indexes, and pooled investment funds.

[3] Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The fair value of the Level 1 assets was based on quoted prices in active markets for the identical assets. Certain investments are measured at fair value using the net asset value ("NAV") per share as a practical expedient and have not been classified in the fair value hierarchy. Investment objectives for our pension plan assets are:

- Matching plan liability performance
- Diversifying risk
- Achieving a target investment return

We believe that there are no significant concentrations of risk within our plan assets as of December 31, 2022. We comply with the rules and regulations promulgated under the Employee Retirement Income Security Act of 1974 ("ERISA") and we prohibit investments and investment strategies not allowed by ERISA.

*Fiscal 2021*

We base the asset return assumption on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. The allocation of the plan's assets impacts our expected return on plan assets. The expected return on plan assets is based on a targeted allocation consisting of return-seeking securities (including public equity, real assets, and diversified credit investment strategies), liability-matching securities (fixed income), and cash and cash equivalents. Our net benefit cost increases as the expected return on plan assets decreases. We believe that our actual long-term asset allocations on average will approximate our targeted allocation. Our targeted allocation is driven by our investment strategy to earn a reasonable rate of return while maintaining risk at acceptable levels through the diversification of investments across and within various asset categories. For fiscal 2021, we used a 5.20% expected rate of return on plan assets.

The investment policy for the pension plan, in general, is to achieve a reasonable long-term rate of return on plan assets with an acceptable level of risk in order to maintain adequate funding levels. The pension plan's Investment Committee establishes risk mitigation policies and regularly monitors investment performance and investment allocation policies, with a third-party investment advisor executing on these strategies. We employ a designated fiduciary to manage the day to day investment responsibilities for pension plan assets and relationships with certain agents, advisors, and other fiduciaries.

The current targets, adjusted to exclude non-GAAP BlueLinx real-estate holdings, and actual investment allocation, by asset category as of January 1, 2022, consisted of the following:

| Type | Current Target Allocation | Actual Allocation, January 1, 2022 |
|---|---|---|
| Global equity | 44.4 % | 47.2 % |
| Diversified credit | 16.7 % | 16.5 % |
| Real assets | 8.9 % | 10.0 % |
| Liability-hedging | 27.8 % | 23.8 % |
| Cash | 2.2 % | 2.5 % |
| **Total** | 100 % | 100 % |

The following table sets forth by level, within the fair value hierarchy, as defined in Note 1, *Summary of Significant Accounting Policies*, and further discussed in Note 10, *Fair Value Measurements*, pension plan assets at their fair values as of January 1, 2022:

| Type | Quoted prices in active markets of identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant other unobservable inputs (Level 3) | Assets measured at net asset value (NAV)[3] | Total |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Return-seeking securities | | | | | |
| Investments in trusts and funds[1] | $ — | $ — | $ — | $ 69,397 | $ 69,397 |
| Liabilities-matching securities: | | | | | |
| Investments in trusts and funds[2] | — | — | — | 22,473 | 22,473 |
| Cash and cash equivalents | 2,399 | — | — | — | 2,399 |
| **Total:** | $ 2,399 | $ — | $ — | $ 91,870 | $ 94,269 |

[1] This category is comprised of a collective investment trust of equity funds that track the MCSI World Index, a collective investment trust that holds publicly traded listed infrastructure securities, and a pooled investment fund.

[2] This category consists of a collective investment trust investing in Treasury STRIPS, in addition to a collective investment fund that tracks to U.S. government bond indexes, and a pooled investment fund.

[3] Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The fair value of the Level 1 assets was based on quoted prices in active markets for the identical assets. Certain investments are measured at fair value using the net asset value ("NAV") per share as a practical expedient and have not been classified in the fair value hierarchy. Investment objectives for our pension plan assets are:

- Matching plan liability performance
- Diversifying risk
- Achieving a target investment return

We believe that there are no significant concentrations of risk within our plan assets as of January 1, 2022. We comply with the rules and regulations promulgated under the Employee Retirement Income Security Act of 1974 ("ERISA") and we prohibit investments and investment strategies not allowed by ERISA.

## Pension Plan Cash Flows

Our estimated future benefit payments to pension plan participants are as follows:

| Fiscal Year Ended | (In thousands) |
|---|---|
| 2023 | $ 82,752 |
| 2024 | — |
| 2025 | — |
| 2026 | — |
| 2027 | — |
| Thereafter | — |

We expect all of the plan's assets to be distributed in fiscal 2023 in connection with our plan to terminate the plan. We fund the pension plan liability in accordance with the limits imposed by ERISA, federal income tax laws, and the funding requirements of the Pension Protection Act of 2006 ("Pension Act"). We are not required to make any cash contributions to the pension plan for fiscal funding year 2022.

## Multiemployer Pension Plans

We are involved in various multiemployer pension plans ("MEPPs") that provide retirement benefits to certain union employees in accordance with certain collective bargaining agreements ("CBAs"). As one of many participating employers in these MEPPs, we are generally responsible with the other participating employers for any plan underfunding. Our contributions to a particular MEPP are established by the applicable CBAs; however, our required contributions may increase based on the funded status of an MEPP and legal requirements such as those of the Pension Act, which requires substantially underfunded MEPPs to implement a funding improvement plan ("FIP") or a rehabilitation plan ("RP") to improve their funded status. Factors that could impact funded status of an MEPP include, without limitation, investment performance, changes in the participant demographics, decline in the number of contributing employers, changes in actuarial assumptions, and the utilization of extended amortization provisions. A FIP or RP requires a particular MEPP to adopt measures to correct its underfunded status. These measures may include, but are not limited to: an increase in our contribution rate to the applicable CBA, a reallocation of the contributions already being made by participating employers for various benefits to individuals participating in the MEPP, and/or a reduction in the benefits to be paid to future and/or current retirees.

We could also be obligated to make future payments to MEPPs if we either cease to have an obligation to contribute to the MEPP or significantly reduce our contributions to the MEPP because we reduce our number of employees who are covered by the relevant MEPP for various reasons, including, but not limited to, layoffs or closures, assuming the MEPP has unfunded vested benefits. The amount of such payments (known as a complete or partial withdrawal liability) generally would equal our proportionate share of the plan's unfunded vested benefits.

The following table lists our participation in our multiemployer plans which we deem significant. "Contributions" represent the amounts contributed to the plan during the fiscal years presented:

| Pension Fund: | Plan Number | Pension Act Zone Status | FIP/RP Status | Surcharge | Contributions (In millions) | |
|---|---|---|---|---|---|---|
| | | | | | 2022 | 2021 |
| Central States, Southeast and Southwest Areas Pension Fund | 366044243 | Critical and Declining (January 1, 2020) | RP | No | $ 0.4 | $ 0.3 |
| Total | | | | | $ 0.4 | $ 0.3 |

Our contributions to this plan are approximately 0.1 percent of total contributions, which is less than the required disclosure threshold of five percent of total plan contributions. However, this plan is deemed significant for disclosure as it is severely underfunded. Our current CBA that requires contributions to the plan expired on December 31, 2022. In May 2020, we received a demand letter for payment resulting from our partial withdrawal in 2018 from the Central States Plan and started making payments in June 2020. These payments are payable monthly for a period of 20 years. Our liability for the remainder of these payments was $7.0 million as of December 31, 2022. We may, in the future, record an additional liability if required by an event of our complete withdrawal from the plan or a mass withdrawal. Our most recent contingent withdrawal liability was estimated at approximately $60.4 million for a complete withdrawal occurring in 2023. In the case of a complete withdrawal or a mass withdrawal, the Central States Plan could demand yearly payments of approximately $1.1 million, which do not include payments for the partial withdrawal of approximately $0.6 million annually. In a complete withdrawal, the payments would not amortize the liability fully; however, payments for a complete withdrawal are limited to a 20-year period. In the case of a mass withdrawal, the liability would not amortize fully under current government regulations, and payments would continue indefinitely.

*Defined Contribution Plans*

Our employees also participate in two defined contribution plans: the BlueLinx Corporation Hourly Savings Plan covering hourly employees, and the BlueLinx Corporation Salaried Savings Plan covering salaried employees. Discretionary contributions to the plans are based on employee contributions and compensation, and, in certain cases, participants in the hourly savings plan also receive employer contributions based on union negotiated match amounts. Employer contributions to the hourly savings plan for fiscal years 2022 and 2021 were approximately $0.8 million and $0.7 million, respectively.

Employer contributions to the salaried savings plan for fiscal 2022 were approximately $4.0 million, of which $2.1 million was for fiscal 2021.

## 12. Share-Based Compensation

On May 20, 2021 at the Annual Meeting of Shareholders, our stockholders approved the BlueLinx Holding, Inc. 2021 Long-Term Incentive Plan (the "2021 Plan"), which the Board of Directors had previously approved. The 2021 Plan permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance shares, performance units, cash-based awards, and other share-based awards to participants of the 2021 Plan selected by our Board of Directors or a committee of the Board that administers the 2021 Plan. We reserved 750,000 shares of our common stock for issuance under the 2021 Plan. The terms and conditions of awards under the 2021 Plan are determined by the Human Capital and Compensation Committee. Some of the awards issued under the 2021 Plan are subject to accelerated vesting in the event of a change in control as such an event is defined in the respective Plan documents. Shares are available for new issuance only under the 2021 Plan. The 2006 and 2016 Plans have no shares remaining for issuance. Remaining 2006 and 2016 Plan shares are outstanding only for the vesting of outstanding equity awards.

The 2021 Plan is designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals. The 2021 Plan provides a means whereby the participants develop a further sense of proprietorship and personal involvement in our development and financial success, thereby advancing the interests of the Company and its stockholders. Although we do not have a formal policy on the matter, we issue new shares of our common stock to participants upon the exercise of options or upon the vesting of restricted stock, restricted stock units, or performance shares, out of the total amount of common shares available for issuance or vesting under the aforementioned plan.

*Restricted Stock Units*

During fiscal 2022 and fiscal 2021, the directors on our Board of Directors were granted restricted stock units with a one-year vesting period. These awards are time-based and are not based upon attainment of performance goals. The grants will settle after one year, although a pro-rated portion of the award may vest and settle prior to the one-year period, with the remainder forfeited if the director is not standing for re-election or upon retirement from the Board of Directors. During fiscal 2020, the Board of Directors were granted restricted stock units with a one-year vesting period, although a pro-rated portion could vest prior to the one-year period, with the remainder forfeited, if a director chose not to stand for re-election before the one-year vesting period elapsed. The fiscal 2020 grants settle at the earlier of ten years from the vesting date or retirement from the Board of Directors, whichever comes first.

During fiscal 2022, the Board of Directors granted restricted stock units to certain of our employees and executive officers. Certain of the restricted stock units granted in fiscal 2022 vest in equal annual increments over the three years after the date of grant and certain others vest on the third anniversary of the date of grant if certain performance conditions are met as of the vesting date. During fiscal 2021 and fiscal 2020, the Board of Directors granted restricted stock units to certain of our employees and executive officers. Certain of the restricted stock units granted in fiscal 2021 and fiscal 2020 vest in equal annual increments over the three years after the date of grant.

The following table summarizes activity for our restricted stock units during fiscal 2022:

| | Restricted Stock Units | |
| --- | --- | --- |
| | Number of Awards | Weighted Average Grant-Date Fair Value |
| Outstanding as of January 1, 2022 | 488,614 | $ 26.13 |
| Granted | 228,274 | $ 69.86 |
| Vested[1] | (338,145) | $ 26.33 |
| Forfeited | (53,334) | $ 22.00 |
| Outstanding as of December 31, 2022 | 325,409 | $ 57.27 |

[1] The total fair value of restricted stock units vested in fiscal 2022, fiscal 2021, and fiscal 2020 was $26.8 million, $6.4 million and $1.0 million, respectively.

***Compensation Expense***

We recognize compensation expense equal to the grant-date fair value, which is generally based on the fair market value of our common stock on the date of grant, for all share-based payment awards that are expected to vest. This expense is recorded on a straight-line basis over the requisite service period of the entire award, unless the awards are subject to market or performance conditions, in which case, we recognize compensation expense over the requisite service period of each separate vesting tranche, to the extent the occurrence of such conditions are probable. We account for share-based payment award forfeitures as they occur, rather than making estimates of future forfeitures.

All compensation expense related to our share-based payment awards is recorded in "Selling, general, and administrative" expense in the consolidated statements of operations and comprehensive income.

Total share-based compensation expense, net of forfeitures, from our share-based awards was as follows:

| | Fiscal Year Ended December 31, 2022 | Fiscal Year Ended January 1, 2022 | Fiscal Year Ended January 2, 2021 |
| --- | --- | --- | --- |
| | (In thousands) | | |
| Restricted Stock Units | $ 9,617 | $ 6,590 | $ 5,992 |
| Total | $ 9,617 | $ 6,590 | $ 5,992 |

We recognized related income tax benefits in fiscal years 2022, 2021, and 2020 of $3.8 million, $1.7 million, and $1.5 million, respectively, which were fully realized in fiscal years 2022, 2021, and 2020. We include the benefits of tax deductions in excess of recognized compensation expense as a component of our provision for income taxes in our consolidated statements of operations and comprehensive income when present. There were $2.1 million and $0.9 million of excess tax benefits in fiscal 2022 and fiscal 2021 and no excess tax benefits in fiscal 2020.

As of December 31, 2022, there was approximately $13.4 million of total unrecognized compensation expense related to restricted stock units. The unrecognized compensation expense is expected to be recognized over a weighted average term of 2.2 years.

## 13. Income per Common Share

We calculate basic income per share by dividing net income by the weighted average number of common shares outstanding. We calculate diluted income per share using the treasury stock method, by dividing net income by the weighted average number of common shares outstanding plus the dilutive effect of outstanding share-based awards, including restricted stock units.

On August 23, 2021, our Board of Directors approved a stock repurchase program pursuant to which we may repurchase up to $25.0 million of our common stock. During the first quarter of fiscal 2022, we repurchased 81,331 shares of our common stock under this program at an average price of $79.03 per share. On May 3, 2022, our Board of Directors increased our share repurchase authorization to $100.0 million and we entered into an Accelerated Share Repurchase Agreement ("ASR Agreement") with Jefferies LLC to repurchase $60.0 million of our common stock. Under the ASR Agreement, we received initial delivery of 553,584 shares of common stock on May 3, 2022 (the "Transaction Date") representing approximately 65 percent of the total number of shares of common stock initially underlying the ASR Agreement based on our closing stock price of $70.45 on May 2, 2022. The initial delivery of 553,584 shares reduced the number of common shares outstanding on the Transaction Date and, as a result, reduced the weighted average number of common shares outstanding used to calculate basic income per share and diluted income per share for fiscal 2022.

Final settlement of the shares of common stock repurchased under the ASR Agreement occurred on September 15, 2022 based on the average of the daily volume-weighted average price of our common stock during the repurchase period under the ASR Agreement, less a discount and other adjustments pursuant to the terms and conditions of the ASR Agreement. At settlement, we received an additional 247,431 shares of common stock, which further reduced the weighted average number of common shares outstanding used to calculate basic income per share and diluted income per share for fiscal 2022. Under our ASR Agreement, we repurchased a total of 801,015 shares of our common stock at an average price of $74.90 per share.

The reconciliation of basic net income and diluted net income per common share for fiscal 2022, fiscal 2021, and fiscal 2020 were as follows:

| | | Fiscal Year Ended | | |
|---|---|---|---|---|
| | | December 31, 2022 | January 1, 2022 | January 2, 2021 |
| | | ($ in thousands, except per share data) | | |
| Net income | $ | 296,176 $ | 296,133 $ | 80,882 |
| | | | | |
| Weighted average shares outstanding - basic | | 9,328 | 9,615 | 9,422 |
| Dilutive effect of share-based awards | | 70 | 261 | 41 |
| Weighted average shares outstanding - diluted | | 9,398 | 9,876 | 9,463 |
| | | | | |
| Basic income per share | $ | 31.75 $ | 30.80 $ | 8.58 |
| Diluted income per share | $ | 31.51 $ | 29.99 $ | 8.55 |

Approximately 100,000, 128,000, and 725,000 weighted-average share-based awards were excluded from the computation of income per share assuming dilution for fiscal years 2022, 2021, and 2020, respectively, as the awards would have been anti-dilutive for the periods presented.

## 14. Lease Commitments

We have operating and finance leases for certain of our distribution facilities, office space, land, mobile fleet, and equipment. Many of our leases are non-cancelable and typically have a defined initial lease term, and some provide options to renew at our election for specified periods of time. The majority of our leases have remaining lease terms of one to 15 years, some of which include one or more options to extend the leases for five years. Our leases generally provide for fixed annual rentals. Certain of our leases include provisions for escalating rent based on, among other things, contractually defined increases and/or changes in the Consumer Price Index ("CPI"). The known changes to lease payments are included in the lease liability at lease commencement. Unknown changes related to CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. In addition, a subset of our vehicle lease cost is considered variable. Some of our leases require us to pay taxes, insurance, and maintenance expenses associated with the leased assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We determine if an arrangement is a lease at inception and assess lease classification as either operating or finance at lease inception or modification. Operating lease right-of use ("ROU") assets and liabilities are presented separately on the consolidated balance sheets. Finance lease ROU assets are included in property and equipment and the finance lease obligations are presented separately in the consolidated balance sheets. When a lease does not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. We have also made the accounting policy election to not separate lease components from non-lease components related to our mobile fleet asset class.

*Finance Lease Liabilities*

Our finance lease liabilities consist of leases related to equipment and vehicles, and real estate. As noted in the table below, a majority of our finance leases, formally known as capital leases, relate to real estate.

The following table presents our assets and liabilities related to our leases as of December 31, 2022 and January 1, 2022:

| Lease assets and liabilities | | December 31, 2022 | January 1, 2022 |
|---|---|---|---|
| | | (In thousands) | |
| **Assets** | **Classification** | | |
| Operating lease right-of-use assets | Operating lease right-of-use assets | $ 45,717 | $ 49,568 |
| Finance lease right-of-use assets [1] | Property and equipment, net | 132,748 | 143,851 |
| Total lease right-of-use assets | | $ 178,465 | $ 193,419 |
| | | | |
| **Liabilities** | | | |
| Current portion | | | |
| Operating lease liabilities | Operating lease liabilities - short term | $ 7,432 | $ 5,145 |
| Finance lease liabilities | Finance lease liabilities - short term | 7,089 | 7,864 |
| Non-current portion | | | |
| Operating lease liabilities | Operating lease liabilities - long term | 40,011 | 44,526 |
| Finance lease liabilities | Finance lease liabilities - long term | 265,986 | 266,853 |
| Total lease liabilities | | $ 320,518 | $ 324,388 |

[1] Finance lease right-of-use assets are presented net of accumulated amortization of $90.1 million and $73.7 million as of December 31, 2022 and January 1, 2022, respectively.

The components of lease expense were as follows:

| Components of lease expense | Fiscal Year Ended December 31, 2022 | Fiscal Year Ended January 1, 2022 | Fiscal Year Ended January 2, 2021 |
|---|---|---|---|
| | (In thousands) | | |
| Operating lease cost: | | | |
| Operating lease cost | $ 11,963 | $ 11,626 | $ 12,634 |
| Sublease income | (2,704) | (2,555) | (2,466) |
| Total operating lease costs | $ 9,259 | $ 9,071 | $ 10,168 |
| | | | |
| Finance lease cost: | | | |
| Amortization of right-of-use assets | $ 16,350 | $ 15,183 | $ 14,193 |
| Interest on lease liabilities | 24,469 | 24,847 | 23,809 |
| Total finance lease costs | $ 40,819 | $ 40,030 | $ 38,002 |

Cash flow information related to leases was as follows:

| Cash flow information | Fiscal Year Ended December 31, 2022 | Fiscal Year Ended January 1, 2022 | Fiscal Year Ended January 2, 2021 |
|---|---|---|---|
| | (In thousands) | | |
| **Cash paid for amounts included in the measurement of lease liabilities** | | | |
| Operating cash flows from operating leases | $ 11,614 | $ 10,782 | $ 12,256 |
| Operating cash flows from finance leases | 24,469 | 24,847 | 23,809 |
| Financing cash flows from finance leases | $ 10,907 | $ 11,175 | $ 8,662 |

Non-cash supplemental cash flow information related to leases was as follows:

| Non-cash information | Fiscal Year Ended December 31, 2022 | Fiscal Year Ended January 1, 2022 | Fiscal Year Ended January 2, 2021 |
|---|---|---|---|
| | (In thousands) | | |
| **Right-of-use assets obtained in exchange for lease obligations** | | | |
| Operating leases [1] | $ 7,968 | $ 5,663 | $ 4,442 |
| Finance leases | 9,092 | 10,549 | 3,833 |

[1] Includes operating lease right-of-use assets obtained in acquisition in fiscal 2022. See Note 2, *Business Combination*, for further information.

Supplemental balance sheet information for right-of-use assets related to leases was as follows:

| Balance sheet information | December 31, 2022 | January 1, 2022 |
|---|---|---|
| | (In thousands) | |
| **Finance leases** | | |
| Property and equipment | $ 222,839 | $ 217,592 |
| Accumulated depreciation | (90,091) | (73,741) |
| Property and equipment, net | $ 132,748 | $ 143,851 |
| **Weighted Average Remaining Lease Term (in years)** | | |
| Operating leases | 9.21 | 10.75 |
| Finance leases | 13.97 | 15.06 |
| **Weighted Average Discount Rate** | | |
| Operating leases | 8.54 % | 9.01 % |
| Finance leases | 8.87 % | 10.00 % |

The major categories of our finance lease liabilities as of December 31, 2022 and January 1, 2022 are as follows:

| Category | December 31, 2022 | January 1, 2022 |
|---|---|---|
| | (In thousands) | |
| Equipment and vehicles | $ 29,300 | $ 30,710 |
| Real estate | 243,775 | 244,007 |
| Total finance leases | $ 273,075 | $ 274,717 |

Under the short-term lease exception provided within ASC 842, we do not record a lease liability or right-of-use asset for any leases that have a lease term of 12 months or less at commencement. Below is a summary of undiscounted finance and operating lease liabilities that have initial terms in excess of one year as of December 31, 2022. The table also includes a reconciliation of the future undiscounted cash flows to the present value of the finance and operating lease liabilities included in the consolidated balance sheets, including options to extend lease terms that are reasonably certain of being exercised.

|  | Operating leases | Finance leases |
|---|---|---|
|  | (In thousands) | |
| 2023 | $ 11,358 | $ 31,121 |
| 2024 | 10,312 | 31,836 |
| 2025 | 9,057 | 28,988 |
| 2026 | 5,743 | 32,553 |
| 2027 | 4,474 | 26,970 |
| Thereafter | 32,711 | 524,869 |
| Total lease payments | $ 73,655 | $ 676,337 |
| Less: imputed interest | (26,212) | (403,262) |
| Total | $ 47,443 | $ 273,075 |

## 15. Commitments and Contingencies

### *Environmental and Legal Matters*

From time to time, we are involved in various proceedings incidental to our businesses, and we are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. Although the ultimate outcome of these proceedings cannot be determined with certainty, based on presently available information, management believes that adequate reserves have been established for probable losses with respect thereto and receivables recorded for expected receipts from settlements. Management further believes that, while the ultimate outcome of these matters could be material to operating results in any given quarter, they will not have a materially adverse effect on our long-term financial condition, our results of operations, or our cash flows.

### *Collective Bargaining Agreements*

As of December 31, 2022, we employed approximately 2,100 associates and less than one percent of our associates are employed on a part-time basis. Approximately 16 percent of our associates are represented by various local labor unions with terms and conditions of employment governed by Collective Bargaining Agreements ("CBAs"). Five CBAs covering approximately five percent of our associates are up for renewal in fiscal 2023, which we expect to renegotiate by the end of fiscal 2023.

## 16. Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) is a measure of income which includes both net income (loss) and other comprehensive income (loss). Our other comprehensive income (loss) results from items deferred from recognition into our consolidated statements of operations and comprehensive income (Loss). Accumulated other comprehensive income (loss) is separately presented on our consolidated balance sheets as part of common stockholders' equity (deficit).

The changes in accumulated balances for each component of other comprehensive income (loss) for fiscal 2022, fiscal 2021, and fiscal 2020 were as follows:

| | Impact of defined benefit pension, net of tax | Other, net of tax | Total |
|---|---|---|---|
| | (In thousands) | | |
| December 28, 2019, ending balance, net of tax | $ (35,441) | $ 878 | $ (34,563) |
| Other comprehensive loss, net of tax [1] | (1,414) | (15) | (1,429) |
| January 2, 2021, ending balance, net of tax | $ (36,855) | $ 863 | $ (35,992) |
| Other comprehensive income, net of tax [2] | 6,610 | 22 | 6,632 |
| January 1, 2022, ending balance, net of tax | $ (30,245) | $ 885 | $ (29,360) |
| Other comprehensive income (loss), net of tax [3] | (2,430) | 378 | (2,052) |
| December 31, 2022, ending balance, net of tax | $ (32,675) | $ 1,263 | $ (31,412) |

[1] For fiscal 2020, there was $1.7 million of impact related to our defined pension for related actuarial adjustments and amortization of unrecognized amounts from the prior year, net of taxes of $0.3 million. There was a tax benefit of $0.4 million allocated to the loss from continuing operations and tax expense allocated to the income from other comprehensive income.

[2] For fiscal 2021, there was $6.6 million of impact related to our defined pension for related actuarial adjustments and amortization of unrecognized amounts from the prior year, net of taxes of $2.1 million.

[3] For fiscal 2022, there was $2.4 million of impact related to our defined pension for related actuarial adjustments and amortization of unrecognized amounts from the prior year, net of taxes of $0.8 million.

# ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

# ITEM 9A. *CONTROLS AND PROCEDURES*

## Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation, as of the end of the period covered by this report, of our disclosure controls and procedures, which have been designed to permit us to record, process, summarize, and report, within time periods specified by the SEC's rules and forms, information required to be disclosed. Our management, including our Chief Executive Officer and Chief Financial Officer, concluded that the controls and procedures were effective as of December 31, 2022, to ensure that material information was accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

## Changes in Internal Control

During the fiscal year ended December 31, 2022, we did not make any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control-Integrated Framework. Based on that evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2022. During fiscal 2022, we completed the acquisition of Vandermeer. Subsequently, we have begun integration and controls assessment activities. See Note 2, *Business Combination*, for more information. Vandermeer represented approximately one percent of our net sales for the year ended December 31, 2022 and approximately five percent of our total assets at December 31, 2022. In accordance with the SEC's published guidance, because we acquired these operations during the current fiscal year, we have excluded these operations from our assessment of Section 404 of the Sarbanes-Oxley Act for fiscal 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, an independent registered public accounting firm, which also audited our consolidated financial statements for the year ended December 31, 2022.

Ernst & Young LLP's report on our internal control over financial reporting is set forth below.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of BlueLinx Holdings Inc.

## Opinion on Internal Control Over Financial Reporting

We have audited BlueLinx Holdings Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BlueLinx Holdings Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vandermeer Forest Products, Inc. (Vandermeer), which is included in the fiscal 2022 consolidated financial statements of the Company and constituted 5.0% and 12.0% of total and net assets, respectively, as of December 31, 2022 and 0.6% and 0.5% of net sales and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Vandermeer.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BlueLinx Holdings Inc. as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations and comprehensive income, stockholders' equity (deficit) and cash flows for each of the two fiscal years in the period ended December 31, 2022, and the related notes and our report dated February 21, 2023 expressed an unqualified opinion thereon.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 21, 2023

**ITEM 9B.** *OTHER INFORMATION*

None.

**ITEM 9C.** *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

None.

**PART III**

## ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE*

Certain information required by this Item will be set forth in our definitive proxy statement for the 2023 Annual Meeting of Stockholders of BlueLinx Holdings Inc. (the "Proxy Statement") to be filed within 120 days after the end of our 2022 fiscal year and is incorporated herein by reference.

## ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated herein by reference to the applicable disclosure under the captions entitled "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation of Executive Officers" and "Director Compensation for 2022" in our Proxy Statement, to be filed within 120 days after the end of our 2022 fiscal year and is incorporated herein by reference.

## ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated herein by reference to the applicable disclosure under the captions entitled "Security Ownership of Management and Certain Beneficial Owners" and "Delinquent Section 16(a) Reports" (if applicable) in our Proxy Statement, to be filed within 120 days after the end of our 2022 fiscal year and is incorporated herein by reference.

### *Equity Compensation Plan Information*

The following table provides information about the shares of our common stock that may be issued upon the exercise of options and other awards under our existing equity compensation plans as of December 31, 2022. Our stockholder-approved equity compensation plans consist of the 2021 Plan. Shares are available for issuance under the 2021 Plan. We do not have any non-stockholder approved equity compensation plans.

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | — | $ — | 703,848 |
| Equity compensation plans not approved by security holders | — | n/a | — |
| Total | — | $ — | 703,848 |

Other information required by this item is set forth under the heading "Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement and is incorporated herein by reference.

## ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item is incorporated herein by reference to the applicable disclosure under the captions entitled "Certain Relationships and Related Transactions" and "More Information About the Board of Directors" in our Proxy Statement, to be filed within 120 days after the end of our 2022 fiscal year and is incorporated herein by reference.

## ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated herein by reference to the applicable disclosure under the caption entitled "Proposal 2 - Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement, to be filed within 120 days after the end of our 2022 fiscal year and is incorporated by reference.

## ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

### (a) Financial Statements, Schedules, and Exhibits

1. *Financial Statements.* The Financial Statements of BlueLinx Holdings Inc. and subsidiaries and the Report of Independent Registered Public Accounting Firm are presented under Item 8 of this Form 10-K.

2. *Financial Statement Schedules.* Not applicable.

3. *Exhibits.*

| Exhibit Number | Item |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated as of March 9, 2018, by and among BlueLinx Corporation, Panther Merger Sub, Inc., Cedar Creek Holdings, Inc. and Charlesbank Equity Fund VII, Limited Partnership (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 12, 2018) |
| 3.1 | Second Amended and Restated Certificate of Incorporation of BlueLinx, as amended (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement for the 2015 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 20, 2015) |
| 3.2 | Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of BlueLinx Holdings Inc. (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 13, 2016) |
| 3.3 | Second Amended and Restated ByLaws of BlueLinx (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 4, 2018) |
| 4.1 | Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 3, 2021) |
| 4.2 | Indenture, dated as of October 25, 2021, by and among BlueLinx Holdings Inc., the guarantors party thereto and Truist Bank, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 25, 2021) |
| 10.1 | Asset Purchase Agreement, dated as of March 12, 2004, by and among Georgia-Pacific Corporation, Georgia-Pacific Building Materials Sales, Ltd. and BlueLinx Corporation (A) |
| 10.2 | First Amendment to Asset Purchase Agreement, dated as of May 6, 2004, by and among Georgia-Pacific Corporation, Georgia-Pacific Building Materials Sales, Ltd. and BlueLinx Corporation (A) |
| 10.3 | Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 13, 2011) ± |
| 10.4 | BlueLinx Holdings Inc. 2016 Amended and Restated Long-Term Equity Incentive Plan Restricted Stock Unit Award Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.19 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 2, 2017) ± |
| 10.5 | Form of 2019 and 2020 Time Based Restricted Stock Unit Award Agreement under the BlueLinx Holdings, Inc. 2016 Amended and Restated Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019) ± |
| 10.6 | Form of 2019 Performance Based Restricted Stock Unit Award Agreement under the BlueLinx Holdings, Inc. 2016 Amended and Restated Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019) ± |
| 10.7 | Environmental Indemnity Agreement, dated as of June 9, 2006, by BlueLinx Holdings Inc. in favor of German American Capital Corporation (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 15, 2006) |
| 10.8 | Employment Agreement between BlueLinx Corporation and Mitchell Lewis, dated January 15, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 17, 2014) ± |
| 10.9 | First Amendment, effective June 8, 2018, to Employment Agreement between BlueLinx Corporation and Mitchell Lewis (incorporated by reference to Exhibit 10.12 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018) ± |

| Exhibit Number | Item |
|---|---|
| 10.10 | Employment Agreement between BlueLinx Corporation and Shyam K. Reddy, dated May 3, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 10, 2017) ± |
| 10.11 | First Amendment, effective June 8, 2018, to Employment Agreement between BlueLinx Corporation and Shyam K. Reddy (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018) ± |
| 10.12 | Employment Agreement, dated as of April 13, 2018, between BlueLinx Corporation and Alex Averitt (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 19, 2018) ± |
| 10.13 | First Amendment, effective June 1, 2018, to Employment Agreement between BlueLinx Corporation and Alex Averitt (incorporated by reference to Exhibit 10.11 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018) ± |
| 10.14 | Employment Agreement between BlueLinx Corporation and Kelly C. Janzen, dated March 2, 2020 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020) ± |
| 10.15 | Letter Agreement, dated March 22, 2020, between BlueLinx Holdings Inc. and Mitchell B. Lewis (incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020) ± |
| 10.16 | Letter Agreement, dated March 30, 2020, between BlueLinx Corporation and Alexander Averitt (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2020) ± |
| 10.17 | BlueLinx Holdings Inc, Amended and Restated Short-Term Incentive Plan (incorporated by reference to Appendix A to the Definitive Proxy Statement for the 2017 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 18, 2017) ± |
| 10.18 | BlueLinx Holdings Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on May 27, 2015) ± |
| 10.19 | Form of Executive Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on May 27, 2015) ± |
| 10.20 | Revised Form of Executive Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.34 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 11, 2020) ± |
| 10.21 | Amended and Restated Credit Agreement, dated April 13, 2018, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc. as borrowers or guarantors thereunder, Wells Fargo Bank, National Association, as administrative agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 16, 2018) |
| 10.22 | First Amendment to Amended and Restated Credit Agreement, dated January 31, 2020, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc. as borrowers or guarantors thereunder, Wells Fargo Bank, National Association, as administrative agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020) |
| 10.23 | Amended and Restated Guaranty and Security Agreement, dated April 13, 2018, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc., and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 16, 2018) |
| 10.24 | Credit and Guaranty Agreement, dated April 13, 2018, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc. as guarantors thereunder, HPS Investment Partners, LLC, as administrative agent and collateral agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 16, 2018) |
| 10.25 | Pledge and Security Agreement, dated April 13, 2018, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc., and HPS Investment Partners, LLC (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 16, 2018) |
| 10.26 | First Amendment, dated as of June 12, 2018, to that certain Credit and Guaranty Agreement, dated as of April 13, 2018, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc. as guarantors thereunder, HPS Investment Partners, LLC, as administrative agent and collateral agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.47 to the Company's Form 10-K filed with the Securities and Exchange Commission on March 13, 2019) |

| Exhibit Number | Item |
|---|---|
| 10.27 | Second Amendment to Credit and Guaranty Agreement, dated February 28, 2019, by and among BlueLinx Holdings Inc., as borrower, certain subsidiaries of BlueLinx Holdings Inc., as guarantors, HPS Investment Partners, LLC, as administrative agent and collateral agent, and the other financial institutions party thereto, as lenders (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 4, 2019) |
| 10.28 | Third Amendment to Credit and Guaranty Agreement, dated October 24, 2019, by and among BlueLinx Holdings Inc., as borrower, certain subsidiaries of BlueLinx Holdings Inc., as guarantors, the lenders party thereto, and HPS Investment Partners, LLC, in its capacity as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019) |
| 10.29 | Fourth Amendment to Credit and Guaranty Agreement, dated December 31, 2019, by and among BlueLinx Holdings Inc., as borrower, certain subsidiaries of BlueLinx Holdings Inc., as guarantors, the lenders party thereto, and HPS Investment Partners, LLC, in its capacity as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020) |
| 10.30 | Fifth Amendment to Credit and Guaranty Agreement, dated February 28, 2020, by and among BlueLinx Holdings Inc., as borrower, certain subsidiaries of BlueLinx Holdings Inc., as guarantors, the lenders party thereto, and HPS Investment Partners, LLC, in its capacity as administrative agent (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020) |
| 10.31 | Sixth Amendment to Credit and Guaranty Agreement, dated April 1, 2020, by and among BlueLinx Holdings Inc., as borrower, certain subsidiaries of BlueLinx Holdings Inc., as guarantors, the lenders party thereto, and HPS Investment Partners, LLC, in its capacity as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 7, 2020) |
| 10.32 | Retirement and Transition Services Agreement between BlueLinx Corporation and Mitchell B. Lewis, dated April 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 21, 2021) ± |
| 10.33 | Employment Agreement by and among BlueLinx Corporation, BlueLinx Holdings Inc. and Dwight Gibson, dated April 15, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 21, 2021) ± |
| 10.34 | BlueLinx Holdings Inc. 2021 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2021) ± |
| 10.35 | Separation Agreement between BlueLinx Corporation and Alexander Averitt, dated June 28, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 1, 2021) ± |
| 10.36 | Second Amendment to Amended and Restated Credit Agreement, dated August 2, 2021, by and among BlueLinx Holdings Inc., certain subsidiaries of BlueLinx Holdings Inc. as borrowers or guarantors thereunder, Wells Fargo Bank, National Association, as administrative agent, and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on August 3, 2021) |
| 10.37 | First Amendment to Employment Agreement, by and between BlueLinx Corporation and Dwight Gibson, dated June 24, 2021 (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021) ± |
| 10.38 | Form of 2021 Time-Based Restricted Stock Unit Award Agreement under the BlueLinx Holdings Inc. 2021 Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021) ± |
| 10.39 | BlueLinx Holdings Inc. 2021 Long-Term Equity Incentive Plan Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021) ± |
| 10.40 | Award Agreement between BlueLinx Holdings Inc., BlueLinx Corporation and Dwight Gibson, dated June 24, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021) ± |
| 10.41 | Form of 2022 Time-Based Restricted Stock Unit Award Agreement under the BlueLinx Holdings Inc. 2021 Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022) ± |
| 10.42 | Form of 2022 Performance-Based Restricted Stock Unit Award Agreement under the BlueLinx Holdings Inc. 2021 Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022) ± |

| Exhibit Number | Item |
|---|---|
| 10.43 | Transition Agreement between BlueLinx Corporation and Shyam K. Reddy, dated September 29, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 30, 2022) ± |
| 10.44 | Stock Purchase Agreement, dated October 3, 2022, by and among BlueLinx Corporation, Vandermeer Forest Products, Inc. and David. J. Staudacher (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 3, 2022) |
| 10.45 | Amended Transition Agreement between BlueLinx Corporation and Shyam K. Reddy, dated December 23, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 23, 2022) ± |
| 16.1 | Letter from BDO USA, LLP to the Securities and Exchange Commission, dated June 14, 2021 (incorporated by reference to Exhibit 16.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on June 17, 2021) |
| 21.1 | List of subsidiaries of the Company* |
| 23.1 | Consent of BDO USA, LLP* |
| 23.2 | Consent of Ernst & Young LLP* |
| 31.1 | Certification of Dwight Gibson, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002* |
| 31.2 | Certification of Kelly C. Janzen, Chief Financial Officer and Senior Vice President, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002* |
| 32.1 | Certification of Dwight Gibson, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002** |
| 32.2 | Certification of Kelly C. Janzen, Chief Financial Officer and Senior Vice President, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002** |
| 101.Def | Definition Linkbase Document* |
| 101.Pre | Presentation Linkbase Document* |
| 101.Lab | Labels Linkbase Document* |
| 101.Cal | Calculation Linkbase Document* |
| 101.Sch | Schema Document* |
| 101.Ins | Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 104 | Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101) |

†      Portions of this document were omitted and filed separately with the SEC pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Exchange Act.

\*      Filed herewith.

\*\*      Exhibit is being furnished and shall not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to liability under that Section. this exhibit shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference.

±      Management contract or compensatory plan or arrangement.

(A)      Previously filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1 (Reg. No. 333-118750) filed with the Securities and Exchange Commission on October 1, 2004.

**ITEM 16.** *FORM 10-K SUMMARY*

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlueLinx Holdings Inc.
(Registrant)

By: /s/ Dwight Gibson
Dwight Gibson
President and Chief Executive Officer

Date: February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature Name | Capacity | Date |
|---|---|---|
| /s/ Dwight Gibson<br>Dwight Gibson | President, Chief Executive Officer and Director | February 21, 2023 |
| /s/ Kelly C. Janzen<br>Kelly C. Janzen | Senior Vice President and Chief Financial Officer (Principal Financial Officer) | February 21, 2023 |
| /s/ Adam K. Bowen<br>Adam K. Bowen | Vice President and Chief Accounting Officer (Principal Accounting Officer) | February 21, 2023 |
| /s/ Kim S. Fennebresque<br>Kim S. Fennebresque | Chairman | February 21, 2023 |
| /s/ Dominic DiNapoli<br>Dominic DiNapoli | Director | February 21, 2023 |
| /s/ Keith A. Haas<br>Keith A. Haas | Director | February 21, 2023 |
| /s/ Mitchell B. Lewis<br>Mitchell B. Lewis | Director | February 21, 2023 |
| /s/ J. David Smith<br>J. David Smith | Director | February 21, 2023 |
| /s/ Carol B. Yancey<br>Carol B. Yancey | Director | February 21, 2023 |
| /s/ Marietta Edmunds Zakas<br>Marietta Edmunds Zakas | Director | February 21, 2023 |

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# Stockholder Information

| BlueLinx Holdings Inc. Headquarters: | Board of Directors: | Executive Officers: |
|---|---|---|
| 1950 Spectrum Circle, Suite 300<br>Marietta, Georgia 30339<br>770-953-7000 | Kim S. Fennebresque<br>*Chairman* | Shyam K. Reddy<br>*President and CEO* |
| **Annual Meeting:**<br>The Company's 2023 Annual Meeting of Stockholders will be held at 11:00 a.m., EDT, on Thursday, May 18, at the Omni Hotel at the Battery Atlanta, 2625 Circle 75 Parkway, Atlanta, Georgia 30339 | Shyam K. Reddy<br>*President, CEO, and Director* | Kelly C. Janzen<br>*Senior Vice President, CFO, and Treasurer* |
| | Dominic DiNapoli<br>*Director* | Kevin A. Henry<br>*Chief People Officer* |
| **Common Stock:**<br>The common stock of BlueLinx Holdings Inc. is traded on the New York Stock Exchange. The trading symbol is "BXC." | Keith A. Haas<br>*Director* | |
| | Mitchell B. Lewis<br>*Director* | |
| **Inquiries:**<br>Inquiries from stockholders, securities analysts, interested investors, and the news media regarding Company information, or requests for exhibits to our Form 10-K, should be directed to Investor Relations, BlueLinx Holdings Inc., Investor@BlueLinxCo.com or by phone (866) 671-5138. Additional information can be found on the Company's website: www.BlueLinxCo.com. | J. David Smith<br>*Director* | |
| | Carol B. Yancey<br>*Director* | |
| | Marietta Edmunds Zakas<br>*Director* | |
| **Registrar and Transfer Agent:**<br>Stockholder inquiries regarding change of address, transfer of stock certificates, and lost certificates should be directed to:<br>Broadridge Corporate Issuer Solutions<br>P.O. Box 1342<br>Brentwood, NY 11717<br>Overnight deliveries:<br>ATTN: IWS<br>1155 Long Island Avenue<br>Edgewood, NY 11717<br>Call center 1-866-321-8022<br>Website: https://shareholder.broadridge.com | | |
| **Independent Auditors:**<br>Ernst & Young LLP<br>55 Ivan Allen Jr. Blvd, Suite 1000<br>Atlanta, Georgia 30308 | | |



BLUELINX
DELIVERING WHAT MATTERS™

www.bluelinxco.com